UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from ________ to ________.

Commission file number 001-37752

CHROMADEX CORPORATION

(Exact name of Registrant as specified in its Charter)

Delaware	**26-2940963**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

10900 Wilshire Blvd. Suite 600, Los Angeles, CA 90024
(Address of Principal Executive Offices and Zip Code)

Registrant's telephone number, including area code (310) 388-6706

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 par value per share	CDXC	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark:

•	if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐ Yes ☑ No
•	if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	☐ Yes ☑ No
•	whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑ Yes ☐ No
•	whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑ Yes ☐ No
•	whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.	
	Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ Smaller reporting company ☑ Emerging growth company ☐	
•	if an emerging growth company, if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐ Yes ☐ No
•	whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☐
•	If securities are registered pursuant to Section 12(b) of the Act, whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☐
•	whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).	☐

- whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   ☐ Yes ☑ No

As of June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $142.7 million, based on the closing price of the registrant's common stock on the Nasdaq Capital Market on June 30, 2024.

Number of shares of common stock of the registrant outstanding as of March 3, 2025: 77,750,447.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement (Proxy Statement) to be filed with the Securities and Exchange Commission (SEC) pursuant to Regulation 14A in connection with the Registrant's 2025 Annual Meeting of Stockholders, which will be filed subsequent to the date hereof, are incorporated by reference into Part III of this Form 10-K. Such Proxy Statement will be filed with the SEC not later than 120 days following the end of the Registrant's fiscal year ended December 31, 2024.

CHROMADEX CORPORATION
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

Cautionary Notice Regarding Forward-Looking Statements

This Annual Report on Form 10-K (Form 10-K) contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended, (Exchange Act) which are subject to the safe harbor created by those sections. We may, in some cases, use words such as "expects," "anticipates," "intends," "estimates," "plans," "potential," "possible," "probable," "believes," "seeks," "may," "will," "should," "could," "predicts," "projects," "continue," "would" or the negative of these terms, and similar expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements and are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Such statements include, but are not limited to, statements contained in this Form 10-K relating to our business, business strategy, products and services we may offer in the future, the outcome and impact of litigation, the timing and results of future regulatory filings, the timing and results of future clinical trials, our ability to collect from major customers, sales and marketing strategy and capital outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statement of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward looking statements include, but are not limited to, our relationships with major customers; our ability to maintain or develop our sales, marketing, and distribution capabilities; a decline in general economic conditions nationally and internationally; the market and size of the vitamin mineral and dietary supplement market and the intravenous market; decreased demand for our products and services; market acceptance of our products; the ability to protect our intellectual property rights; impact of any litigation or infringement actions brought against us; competition from other providers and products; risks in product development; our ability to develop pharmaceutical business; our reliance on a limited number of third-party party suppliers for certain raw materials; inability to raise capital to fund continuing operations or new product development; changes in government regulation or regulatory priorities of government officials; the ability to complete customer transactions and capital raising transactions, inflationary conditions and adverse economic conditions; our history of operating losses and need to obtain additional financing; the growth and profitability of our product sales; our ability to maintain and grow sales, marketing and distribution capabilities; changing consumer perceptions of our products; our reliance on a single or limited number of third-party suppliers; risks of conducting business in China; including unanticipated developments in and risks related to the Company's ability to secure adequate quantities of pharmaceutical-grade Niagen in a timely manner; the Company's ability to obtain appropriate contracts and arrangements with U.S. FDA-registered 503B outsourcing facilities required to compound and distribute pharmaceutical-grade Niagen to clinics; the Company's ability to remain on the U.S. FDA Bulk Drug Substances Nominated for Use in Compounding Under Section 503B of the Federal Food, Drug, and Cosmetic Act Category 1 list; the Company's ability to maintain and enforce the Company's existing intellectual property and obtain new patents; whether the potential benefits of NRC can be further supported; further research and development and the results of clinical trials possibly being unsuccessful or insufficient to meet applicable regulatory standards or warrant continued development; the ability to enroll sufficient numbers of subjects in clinical trials; determinations made by the FDA and other governmental authorities, and other factors (including the risks contained in Item 1A of this Form 10-K under the heading "Risk Factors") relating to our industry, our operations and results of operations and any businesses that may be acquired by us. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, we undertake no obligation to and do not intend to update any of the forward-looking statements to conform these statements to actual results.

Item 1. Business

Unless otherwise indicated or the context otherwise requires, references to the Company, ChromaDex, we, us and our refer to ChromaDex Corporation and its consolidated subsidiaries.

Company Background

On May 21, 2008, Cody Resources, Inc., a Nevada corporation and a public company, (Cody) entered into an Agreement and Plan of Merger (Merger Agreement), by and among Cody, CDI Acquisition, Inc., a California corporation and wholly-owned subsidiary of Cody (Acquisition Sub), and ChromaDex, Inc. (Merger). Subsequent to the signing of the Merger Agreement, Cody merged with and into a Delaware corporation. On June 20, 2008, Cody amended its articles of incorporation to change its name to ChromaDex Corporation. ChromaDex Corporation was traded on the over-the-counter market under the symbol "CDXC." On April 25, 2016, ChromaDex Corporation became listed on the Nasdaq Capital Market under the symbol "CDXC."

ChromaDex, Inc., a wholly owned subsidiary of ChromaDex Corporation, was originally formed as a California corporation on February 19, 2000.

On March 12, 2017, ChromaDex Corporation acquired Healthspan Research LLC, a consumer product company offering Tru Niagen® branded products. This marked the strategic shift to become a global bioscience company dedicated to healthy aging. On January 15, 2021, Healthspan Research LLC was dissolved. Prior to its dissolution, Healthspan Research, LLC contributed its assets and liabilities to ChromaDex, Inc.

Company Overview

ChromaDex is a global bioscience company dedicated to healthy aging. Our team, which includes world-renowned scientists, is pioneering research on nicotinamide adenine dinucleotide (NAD+), an essential coenzyme that is a key regulator of cellular metabolism and is found in every cell of the human body. NAD+ levels in humans have been shown to decline by up to 65% between ages 30 and 70. In addition to age, other factors linked to NAD+ depletion include poor diet, excess alcohol consumption and a number of disease states. NAD+ levels may be increased with administration of NAD+ precursors, calorie restriction and moderate exercise. We are at the forefront of exploring effective methods to increase NAD+ levels and support healthy aging.

In 2013, we commercialized food-grade Niagen®, a proprietary form of nicotinamide riboside chloride (NRC), a novel form of vitamin B3, as both a dietary and food ingredient. In 2024, we launched Niagen Plus, a product line for healthcare practitioners and clinics, featuring pharmaceutical-grade Niagen®. We supply pharmaceutical-grade Niagen® to U.S. FDA-registered 503B outsourcing facilities who are able to compound and distribute Niagen® intravenous (Niagen IV) and injectable Niagen®. These pharmaceutical-grade Niagen® products are available exclusively at clinics with a prescription. Food-grade Niagen® is authorized for human consumption as a dietary supplement and generally recognized as safe as a food ingredient. Pharmaceutical-grade Niagen® is authorized by the FDA for compounding by 503B outsourcing facilities.

NRC remains one of the most well-studied and efficient NAD+ precursors on the market. Data from numerous preclinical studies and human clinical trials show that orally administered food-grade NRC is a highly efficient NAD+ precursor that significantly raises NAD+ levels in blood and tissue. Food-grade Niagen® has twice been successfully reviewed under the U.S. Food and Drug Administration's (FDA) new dietary ingredient (NDI) notification program, it has been successfully notified to the FDA as generally recognized as safe (GRAS), and has been approved by Health Canada, the European Commission, the Turkish Ministry of Agriculture and the Therapeutic Goods Administration (TGA) of Australia. Food-grade Niagen® has also been approved for inclusion in medical foods by both the Brazilian Health Regulatory Agency (ANVISA) and the Food Standards Australia New Zealand (FSANZ). Clinical studies of oral, food-grade Niagen® have demonstrated a variety of outcomes including increased NAD+ levels, altered body composition, increased cellular metabolism and increased energy production. Food-grade Niagen®, pharmaceutical-grade Niagen® and other NAD+ precursors are protected by patents to which we are the owner or have exclusive rights.

While best known for its role in cellular energy production, NAD+ is also thought to play an important role in healthy aging. Many cellular functions related to health and healthy aging are sensitive to levels of locally available NAD+ and this represents an active area of research in the field of NAD+. To date, there are over 500 published human clinical studies related to NAD+ and its impact on health. These areas of study include understanding NAD+'s role in Alzheimer's disease, Parkinson's disease, neuropathy, sarcopenia, liver disease and heart failure.

We are among the world leaders in the emerging NAD+ space. Through our ChromaDex External Research Program (CERP™), we have amassed more than 275 research partnerships with leading universities and research institutions around the world including the National Institutes of Health, Cornell, Dartmouth, Harvard, Massachusetts Institute of Technology, University of Cambridge, the Mayo Clinic, Chiba University and Sun Yat-sen University. The results of the 275+ research partnerships have allowed CERP® to help produce the trusted science behind Niagen® and continue to advance the understanding of NAD+ in health, diseases, and aging. We value and encourage strong scientific rigor behind our products and seek to continually develop additional relationships in pursuit of this. CERP® is a vital component of our research and development platform along with our scientific advisory board. Our scientific advisory board supports the technical and intellectual property needs of investigators, presents research at conferences, and helps build and support the NAD+ and healthy aging research community.

Our scientific advisory board is led by Chairman Dr. Roger Kornberg, Nobel Laureate and Stanford Professor. Other distinguished members include Dr. Charles Brenner, Alfred E Mann Family Foundation Chair in the Department of Diabetes & Cancer Metabolism at City of Hope and one of the world's recognized experts in NAD+ and discoverer of nicotinamide riboside as a NAD+ precursor; Dr. Rudy Tanzi, co-chair of the department of neurology at Harvard Medical School; Sir John Walker, Nobel Laureate and Emeritus Director of the MRC Mitochondrial Biology Unit in the University of Cambridge, England; Dr. Bruce German, Chairman of Food, Nutrition and Health at the University of California, Davis; Dr. Brunie Felding, Associate Professor in the Department of Molecular Medicine at Scripps Research Institute, California Campus; and Dr. Vilhelm (Will) Bohr, M.D., Ph.D., D.Sc., former Chief of the Laboratory of Molecular Genetics at the National Institute on Aging of the National Institutes of Health.

Business Model, Products and Services

Consumer Products Segment

Through our consumer products segment, we provide finished dietary supplement products that contain the Company's proprietary ingredients, commercialized as Tru Niagen®, directly to consumers and distributors and offer NAD+ test kits exclusively to healthcare practitioners. As one of the world leaders on NAD+ and the science of healthy aging, we continuously strive to evolve our Tru Niagen® products through ongoing exploration, discovery and the application of patented technologies. We believe that the Tru Niagen® brand is associated with scientific rigor and a dedication to enhancing consumer health by safely elevating NAD+ levels, thereby facilitating a healthier aging process. Our primary objective is to amplify global awareness of the Tru Niagen® brand through comprehensive marketing strategies, strategic partnerships and expanded market presence.

Our dedication to extending the reach of the Tru Niagen® brand is evident in our focus on enhanced marketing and distribution efforts in key global markets, while also working to obtain the required regulatory approvals for these endeavors. We began international expansion of the Tru Niagen® brand with the launch in Hong Kong and Macau with our strategic partner, A.S. Watson Group, in 2017. Since then, through our strategic partners, we have further expanded distribution into over 100 countries. We support our international operations in various capacities which include supplying our international strategic partners with finished products manufactured in the U.S, as well as marketing materials and expertise. Concurrently, we maintain support for our proprietary e-commerce platforms and collaborate on the e-commerce platforms of partners both within the U.S and internationally.

Ingredients Segment

Through our Ingredients segment, we develop and commercialize proprietary ingredient technologies, including food-grade Niagen® and pharmaceutical-grade Niagen®. We supply these ingredients as raw materials to manufacturers of consumer products and U.S. FDA-registered 503B outsourcing facilities, respectively. Manufacturers of consumer products incorporate our food-grade Niagen® into multi-ingredient products, and U.S. FDA-registered 503B outsourcing facilities use pharmaceutical-grade Niagen® who are able to compound and distribute intravenous (Niagen® IV) and injectable Niagen® products. These pharmaceutical-grade products are available exclusively at clinics with a valid prescription. Food-grade Niagen® is authorized for human consumption as a dietary supplement and has been notified as Generally Recognized as Safe (GRAS) for use as a food ingredient. Pharmaceutical-grade Niagen® is authorized by the FDA for use in compounding by 503B outsourcing facilities.

Our mission is to identify, acquire, and commercialize innovative proprietary ingredients and technologies to drive growth and deliver value. With an experienced team, we have the expertise to guide innovative ingredients and technologies from early-stage development through commercialization. This includes ensuring compliance with regulatory approvals, safety standards, toxicology assessments, and clinical trial requirements. Additionally, we provide comprehensive supply chain management and manufacturing support, enabling us to either directly sell our ingredient products or license them to third parties.

Analytical Reference Standards and Services Segment

Since 1999, we have provided research and quality-control products and services through our analytical reference standards and services segment and have positioned ourselves as a high-quality technical leader in the industry. Customers worldwide in the dietary supplement, food and beverage, cosmetic, pharmaceutical, and life sciences industries utilize our products, which are small quantities of highly-characterized, phytochemicals, natural products and plant-based materials, to ensure the quality of their raw materials and finished products. We also provide research services for customers exploring the frontier of natural product research and development.

We have taken advantage of both supply chain needs and regulatory requirements to build our analytical reference standards and services segment. We believe we create value throughout the supply chain of the dietary supplements, functional foods, life science research, personal care markets and associated analytical testing laboratories. We have used and, to a limited extent, continue to use intellectual property harnessed from our analytical reference standards and services segment to create new proprietary ingredients to our customers.

Business Addressable Market

According to data from Global Wellness Institute, the global wellness industry market was approximately $6.3 trillion in 2023, nearly 17% higher than its size in 2021. In 2023, the personal care and beauty market was approximately $1,213 billion, healthy eating, nutrition and weight loss was approximately $1,096 billion, traditional and complementary medicine market was approximately $553 billion and the spa market, which includes IV drips, was approximately $137 billion. The Global Wellness Institute projects the overall wellness economy to grow approximately 7.3% annually, or 42% in total, from 2023 to 2028.

According to data from Grand View Research, the global dietary supplements market size was estimated at $178 billion in 2023, and is expected to grow at a compound annual growth rate of 9.1% from 2024 to 2030 and the intravenous hydration therapy market size was estimated at $2 billion in 2022, and is expected to grow at a compound annual growth rate of 8.0% from 2023 to 2030.

In 2023, our net sales grew by 16%, followed by a 19% increase in 2024. Over the period from 2020 to 2024, we had a compound annual growth rate of 14%.

For the years ended December 31, 2024 and 2023, our net sales were approximately $99.6 million and $83.6 million, respectively. The following table summarizes total net sales for each of our business segments in the last two years. Please refer to Item 8 Financial Statements and Supplementary Data of this Form 10-K for additional financial information about each of our business segments.

	Year Ended December 31,	
(In thousands)	**2024**	**2023**
Consumer Products Segment	$ 76,772	$ 69,528
Ingredients Segment	19,814	11,137
Analytical Reference Standards and Services Segment	3,011	2,905
Total net sales	$ 99,597	$ 83,570

Major Customers

For the years ended December 31, 2024 and 2023, we had two major customers which accounted for more than 10% of our total net sales. A.S. Watson Group, a related party during 2023 and part of 2024, accounted for approximately 12.5% and 15.4% of our net sales for the years ended December 31, 2024 and 2023, respectively, and Life Extension accounted for approximately 11.7% of our net sales for the year ended December 31, 2024. The loss of or deterioration in relationship with these customers would have a material adverse effect on our business and financial condition.

Sales and Marketing Strategy

Consumer Products Segment

Our sales and marketing strategy for the Consumer Products Segment is designed to enhance the visibility and awareness of Tru Niagen® in a targeted and effective manner. With our dedicated team and supporting agencies, we implement a diverse array of strategies aimed at engaging our target audience and driving sales.

We leverage social media and internet advertising to reach a broad audience and create a strong online presence. Simultaneously, we actively manage affiliate marketing programs to foster strategic partnerships and expand our reach through trusted networks. In our pursuit of authentic connections, we engage in influencer collaborations with key personalities, leveraging their reach to promote Tru Niagen® and connect with their followers. In addition, utilizing paid spokespersons and talent plays a crucial role in articulating the benefits and uniqueness of Tru Niagen®, thereby adding credibility to our brand.

Participation in industry events and trade shows serves as one among several avenues through which we showcase our products and engage with potential customers on a personal level. Moreover, we implement targeted email campaigns to establish direct communication with our audience, delivering valuable information and exclusive offers. The strategic use of paid search advertising ensures visibility among individuals actively searching for related keywords, contributing to the overall effectiveness of our marketing efforts. Additionally, we distribute research publications and press releases to investors and healthcare practitioners to underscore the scientific backing and noteworthy developments associated with Tru Niagen®. Integral to our customer-centric approach is the maintenance of a dedicated customer care department. This department handles day-to-day communications and promptly addresses any inquiries or concerns from our valued customers.

Our overarching approach is firmly grounded in professionalism and integrity, with the ultimate goal of leaving a lasting and positive impression of Tru Niagen® in the minds of consumers. Through these strategic initiatives, we aim not only to drive sales but also to build a strong and enduring connection with our esteemed customer base.

Distribution:

Domestic (United States of America): We distribute Tru Niagen® products direct to consumers through our propriety e-commerce platform TruNiagen.com, Amazon, ShopHQ and other established internet marketplaces. We also partner with specialty retailers and direct healthcare practitioners who are authorized resellers of Tru Niagen® in the United States.

International: We utilize strategic partners on a regional or local country basis to expand our distribution of Tru Niagen® products internationally. Our strategic partners offer our products through brick and mortar stores, e-commerce channels, such as Amazon, or a combination of both. With our strategic partners, we currently distribute Tru Niagen® products to the following international markets, Hong Kong, Macau, Singapore, New Zealand, Australia, China, South Korea, Canada, Japan, United Kingdom, Germany, France, Italy, Spain, Poland, Netherlands, Switzerland and Sweden. Additionally, in August 2023, we launched a partnership with iHerb, an online global destination for supplements with access to over 180 countries, to help accelerate our global expansion. In January 2025, we began distributing to the United Arab Emirates. We continue to seek opportunities to thoughtfully expand the Tru Niagen® brand into new international markets, carefully assessing the feasibility of obtaining the necessary regulatory approvals.

Ingredients Segment & Analytical and Reference Standards Segments

Our ingredients segment is supported through the development of key partnerships as we do not currently offer our ingredients to the broader public. Sales to our partners are predominantly based in the United States, Hong Kong and Europe. Our food-grade Niagen® ingredient partners manufacture and sell multi-ingredient products featuring Niagen® in the U.S. and other international markets. Our pharmaceutical-grade Niagen® ingredient partners, which are U.S. FDA-registered 503B outsourcing facilities, are able to compound and distribute Niagen® IV and injectable Niagen® products in the U.S.

For our analytical reference standards and services segment, we promote our products and services based on a direct, technically-oriented model. We employ sales and marketing personnel with appropriate commercial experience and scientific qualifications. Our analytical reference standards and services segment provides products and services to customers both within the U.S. and internationally. We offer unique and highly-characterized, phytochemicals, natural products and plant-based materials as well as tailored research services as requested through custom "Scope of Work" applications. For our international operations, we partner with international distributors to market and sell to several foreign countries and markets.

Total sales and marketing expense across all segments for the years ended December 31, 2024 and 2023 was approximately $29.5 million and $26.4 million, respectively.

Research and Development

The ChromaDex External Research Program (CERP®) is an essential component of our research and development platform. CERP® was established to advance the science of nicotinamide riboside chloride and other ChromaDex products. We value and encourage strong scientific rigor behind our products and have cultivated relationships with academic institutions in pursuit of this. Thus far, CERP® has achieved over 275 research partnership agreements with leading universities and research institutions around the world including the National Institutes of Health, Cornell, Dartmouth, Harvard, Massachusetts Institute of Technology, University of Cambridge, the Mayo Clinic, Chiba University and Sun Yat-sen University. Additional relationships are currently being developed.

To date, over 450 peer-reviewed studies have been published on the science behind NRC, including its NAD+ boosting properties, and there are over 500 published human clinical studies on NAD+ and its impact on health. CERP® has produced more than 40% of all peer-reviewed NRC-focused publications and 75% of the peer-reviewed clinical NRC publications so far. To date, 38 peer-reviewed human clinical trials have been published on our proprietary ingredient Niagen® demonstrating its safety and/or efficacy. No adverse effects have been attributed to Niagen® in any of the published clinical trials. In both 2015 and 2018, food-grade Niagen® was successfully notified to the FDA as an NDI. Food-grade Niagen® was also successfully notified to FDA as GRAS in August 2016. Pharmaceutical-grade Niagen® is authorized by the FDA for compounding by 503B outsourcing facilities.

Through our research and development laboratory in Longmont, Colorado, and the collective efforts of our experienced team, we venture to discover, develop and evaluate new products and ingredients that we aim to take to market and explore cost saving processes for existing products. Research and development expense for the years ended December 31, 2024 and 2023 was approximately $6.0 million and $5.0 million, respectively.

Competitive Business Conditions

The health and wellness, anti-aging and dietary supplement industries are highly competitive, and we have competitors that offer products similar to our products. In addition to competing with companies that may have greater financial and human resources than our own, we also face competition from those selling products that are inaccurately or falsely labeled, including those that contain significantly lower amounts of active ingredients than stated on their labels. Furthermore, some competitors may attempt to infringe on our patents, misappropriate proprietary formulations, or introduce products that imitate our innovations without adhering to the same standards of scientific rigor and quality control.

We seek to differentiate our products and marketing from our competitors by emphasizing product quality, product benefits, scientific rigor, and functional ingredients. We also pursue patent and trademark protections for our brands, product names, and new technologies whenever possible. While we cannot assure that such measures will block competitive products, we believe our continued emphasis on scientific research, innovation and new product development targeted at the needs of our consumers will enable us to effectively compete in the marketplace by building a trusted brand.

For our consumer products segment, we are in direct competition with other providers of NAD+ boosting supplements. Additionally, we have customers who are authorized resellers of Niagen® as a consumer product. We believe these resellers are focused on specific channels or geographies that we feel are complementary to our business and expand awareness of the Niagen® ingredient and benefits. We also face strong indirect competition from other ingredient suppliers who may supply alternative ingredients that may have similar characteristics to ingredients we offer. For our analytical reference standards and services segment, we face competition within the standardization and quality testing niche of the markets we serve. These competitors have already developed reference standards or services or are currently taking steps to develop them. We strive to always provide superior products and services than our competition.

Working Capital

The Company's net working capital as of December 31, 2024 and 2023 was approximately $8.4 million and $9.5 million, respectively. We measure net working capital by adding trade receivables and inventories and subtracting accounts payable. Our working capital is primarily comprised of assets and liabilities from our consumer products segment and ingredients segment as these operations require a considerable amount of inventory on hand. As each of these segments grow, greater working capital will likely be required to support these operations.

Government Regulation

Some of our operations are subject to regulation by various U.S. federal agencies and similar state and international agencies, including, but not limited to, the FDA, the Federal Trade Commission (FTC), the Consumer Product Safety Commission, the Department of Commerce, the Department of Transportation and the Department of Agriculture and various state pharmacy boards. These regulators govern a wide variety of production activities, from design and development to labeling, manufacturing, handling, selling and distributing of products. From time to time, federal, state and international legislation is enacted that may materially increase our cost of doing business or may limit or expand our permissible activities. We cannot predict whether or when potential legislation or regulations will be enacted, and, if enacted, the effect of such legislation, regulation, implementation, or any implemented regulations or supervisory policies would have on our financial condition or results of operations. In addition, the outcome of any litigation, investigations or enforcement actions initiated by state or federal authorities could result in required changes to our operations and increased compliance costs.

U.S. FDA Regulation

In the U.S., dietary supplements and food are subject to FDA regulations under the Federal Food, Drug and Cosmetic Act (FDCA). Areas addressed in these regulations include:

- product safety;
- product testing;
- ingredient testing;
- manufacturing process, documentation, batch records, specifications;
- product labeling;
- manufacturing facility registration;
- product manufacturing and storage;
- product claims, advertising and promotion;
- product sales and distribution; and
- product post-market surveillance.

The FDCA has been amended several times with respect to dietary supplements, most notably by the Dietary Supplement Health and Education Act of 1994 (DSHEA). DSHEA generally provides a regulatory framework to help ensure safe, quality dietary supplements and the dissemination of accurate information about such products. In particular, one aspect of the framework established by DSHEA provides that so-called "third-party literature", for example a reprint of a peer-reviewed scientific publication linking a particular nutritional ingredient with health benefits, may be used in connection with the sale of a nutritional supplement to consumers without the literature being subject to regulation as labeling. Such literature must not be false or misleading; the literature may not promote a particular manufacturer or brand of nutritional supplement; the literature must present a balanced view of the available scientific information on the nutritional supplement; if displayed in an establishment, the literature must be physically separate from the nutritional supplement; and the literature may not have appended to it any information by sticker or any other method. If the literature fails to satisfy each of these requirements, we may be prevented from disseminating it with our products, and any dissemination could subject our products to regulatory action as an illegal drug. Moreover, any written or verbal representation by us that would associate a nutrient in a product that we sell with an effect on a disease will be deemed evidence of intent to sell the product as an unapproved new drug, a violation of the FDCA. We are committed to meeting or exceeding all relevant FDA regulations under the FDCA.

U.S. Advertising Regulations

In addition to FDA regulations, the FTC regulates the advertising of dietary supplements, foods, cosmetics, over-the-counter drugs and other consumer products. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for failure to adequately substantiate claims made in advertising or for the use of false or misleading advertising claims. These enforcement actions have often resulted in consent decrees and the payment of civil penalties, restitution, or both, by the companies involved. We may be subject to regulation under various state and local laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising and distribution of dietary supplements, foods, cosmetics and over-the-counter drugs.

Additionally, state attorney's general and private plaintiff attorneys also monitor the advertising of dietary supplements, foods, cosmetics, and over-the-counter drugs through enforcement of state consumer protection laws. State attorney's general and, to a larger extent, private lawyers specializing in consumer class action litigation have instituted numerous enforcement actions against dietary supplement companies for failure to adequately substantiate claims made in advertising, for the use of false or misleading advertising claims, for underdosed products that don't meet label claims and allegations related to product safety. These actions have often resulted in consent decrees and the payment of civil penalties, restitution, or both, by the companies involved. We are not aware of, or party to, any action by a state attorney general or consumer class action involving our products.

Further, The National Advertising Division of the Council of Better Business Bureaus reviews national advertising for truthfulness and accuracy. The National Advertising Division of the Council of Better Business Bureaus uses a form of alternative dispute resolution, working closely with in-house counsel, marketing executives, research and development departments and outside consultants to decide whether claims have been substantiated. We are not aware of, or party to, any action by the National Advertising Division of the Council of Better Business Bureaus involving our products.

International Regulations

Our international sales for the consumer products segment and ingredients segment are subject to foreign government regulations, which vary substantially from country to country. Most countries, in particular major markets, have established regulations for (a) authorizing the introduction of novel ingredients to market in the food and/or dietary/food/health supplement sectors and (b) for allowing finished goods to be placed on the market for consumer access. Typically, novel ingredients must go through an extensive safety review process (similar to the NDI notification process in the U.S.) by a regulatory or scientific authoritative body. Finished products typically must either be registered or notified (a limited approval process) with the relevant authorities. In some cases, new products can be brought to market without notifying the authorities.

The time required to obtain approval by a foreign country may be longer or shorter than that required for the FDA notification process, and the requirements may differ. We may be unable to obtain on a timely basis, if at all, any foreign government approvals necessary for the marketing of our products abroad.

Regulation of foods/food supplements in Europe is exercised primarily through the European Union, which regulates the combined market of each of its member states. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to novel foods or new dietary ingredients.

Regulation in other markets we operate in or seek to operate in, including Canada, Japan, Brazil, China, Turkey and Australia all maintain and enforce a clear regulatory framework for novel ingredients and dietary supplements (or their equivalent).

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, Including Duration

We currently protect our intellectual property through patents, trademarks, designs and copyrights on our products and services. We have used and, to a limited extent, continue to use intellectual property harnessed from our analytical reference standards and services segment to create new proprietary ingredients to our customers. We aim to develop these proprietary ingredients ourselves and grant licenses to external companies for their commercialization.

The following table sets forth our existing patents and those to which we have licensed rights:

Patent Number	Title	Filling Date	Issued Date	Expires	Licensor
7,776,326	Methods and compositions for treating neuropathies	6/3/2005	8/17/2010	6/24/2026	Licensed from Washington University
8,106,184	Nicotinyl Riboside Compositions and Methods of Use	11/17/2006	1/31/2012	9/20/2027	Licensed from Cornell University
8,114,626	Yeast strain and method for using the same to produce Nicotinamide Riboside	3/26/2009	2/14/2012	1/5/2026	Licensed from Dartmouth College
8,889,126	Methods and compositions for treating neuropathies	5/28/2010	11/18/2014	6/3/2025	Licensed from Washington University
9,000,147	Nicotyl riboside compositions and methods of use	1/17/2012	4/7/2015	11/17/2026	Licensed from Cornell University
9,295,688	Methods and compositions for treating neuropathies	10/10/2014	3/29/2016	6/3/2025	Licensed from Washington University
9,321,797	Nicotyl riboside compositions and methods of use	11/17/2014	4/26/2016	11/17/2026	Licensed from Cornell University
9,975,915	Crystalline forms of nicotinoyl ribosides, modified derivatives thereof, and phosphorylated analogs thereof, and methods of preparation thereof	11/10/2017	5/22/2018	11/10/2037	Co-owned with The Queen's University of Belfast and exclusively licensed by ChromaDex
10,000,519	Methods of Preparing Nicotinamide Riboside and Derivatives Thereof	7/24/2014	6/19/2018	7/24/2034	Licensed from The Queen's University of Belfast
10,000,520	B-vitamin and amino acid conjugates of nicotinoyl ribosides and reduced nicotinoyl ribosides, derivatives thereof, and methods of preparation thereof	3/16/2017	6/19/2018	3/16/2037	Co-owned with The Queen's University of Belfast and exclusively licensed by ChromaDex
10,183,036	Use of nicotinic acid riboside or nicotinamide riboside derivatives, and reduced derivatives thereof, as NAD+ increasing precursors	4/20/2017	1/22/2019	4/20/2037	Owned by ChromaDex
10,280,190	Nicotinic acid riboside or nicotinamide riboside compositions, reduced derivatives thereof, and the use thereof to enhance skin permeation in treating skin conditions	3/16/2016	5/7/2019	5/31/2036	Co-owned with The Queen's University of Belfast and exclusively licensed by ChromaDex
10,688,118	Nicotinamide riboside compositions for topical use in treating skin conditions	10/30/2014	6/23/2020	4/6/2035	Owned by ChromaDex
10,689,411	Efficient and scalable syntheses of nicotinoyl ribosides and reduced nicotinoyl ribosides, modified derivatives thereof, phosphorylated analogs thereof, adenylyl dinucleotide conjugates thereof, and novel crystalline forms thereof	11/10/2017	6/23/2020	11/10/2037	Co-owned with The Queen's University of Belfast and exclusively licensed by ChromaDex
10,815,262	Methods of preparing nicotinamide riboside and derivatives thereof	2/27/2018	10/27/2020	7/24/2034	Licensed from The Queen's University of Belfast
10,857,172	Use of nicotinamide riboside, nicotinic acid riboside, and nicotinamide mononucleotide, reduced nicotinyl compounds, and nicotinoyl compound derivatives in infant formula for healthy development	4/14/2017	12/8/2020	4/14/2037	Owned by ChromaDex
10,934,322	B-vitamin and amino acid conjugates of nicotinoyl ribosides and reduced nicotinoyl ribosides, derivatives thereof, and methods of preparation thereof	5/11/2018	3/2/2021	3/16/2037	Co-owned with The Queen's University of Belfast and exclusively licensed by ChromaDex
11,033,568	Nicotinamide riboside compositions for topical use in treating skin conditions	6/3/2020	6/15/2021	10/30/2034	Owned by ChromaDex

Patent Number	Title	Filling Date	Issued Date	Expires	Licensor
11,071,747	Use of NAD precursors for breast enhancement	11/29/2017	7/27/2021	11/29/2037	Licensed from University of Iowa
11,214,589	Crystalline forms of nicotinoyl ribosides and derivatives thereof, and methods of preparation thereof	12/10/2019	1/4/2022	8/16/2040	Owned by ChromaDex
11,242,364	Efficient and scalable syntheses of nicotinoyl ribosides and reduced nicotinoyl ribosides, modified derivatives thereof, phosphorylated analogs thereof, adenylyl dinucleotide conjugates thereof, and novel crystalline forms thereof	5/18/2021	2/8/2022	11/10/2037	Co-owned with The Queen's University of Belfast and exclusively licensed by ChromaDex
11,274,117	Efficient and scalable syntheses of nicotinoyl ribosides and reduced nicotinoyl ribosides, modified derivatives thereof, phosphorylated analogs thereof, adenylyl dinucleotide conjugates thereof, and novel crystalline forms thereof	4/30/2021	3/15/2022	11/10/2037	Co-owned with The Queen's University of Belfast and exclusively licensed by ChromaDex
11,345,720	Efficient and scalable syntheses of nicotinoyl ribosides and reduced nicotinoyl ribosides, modified derivatives thereof, phosphorylated analogs thereof, adenylyl dinucleotide conjugates thereof, and novel crystalline forms thereof	12/15/2021	5/31/2022	11/10/2037	Co-owned with The Queen's University of Belfast and exclusively licensed by ChromaDex
11,524,022	Use of nicotinamide riboside, nicotinic acid riboside, and nicotinamide mononucleotide, reduced nicotinyl compounds, and nicotinoyl compound derivatives in infant formula for healthy development	4/14/2017	12/13/2022	4/14/2037	Owned by ChromaDex
11,571,413	Nicotinamide riboside treatments of domesticated meat animals	6/26/2020	2/7/2023	9/27/2039	Licensed from Kansas State University
11,584,770	Methods of preparing nicotinamide riboside and derivatives thereof	5/4/2022	2/21/2023	7/24/2034	Licensed from Queen's University Belfast
11,633,421	Use of NAD precursors for improving maternal health and/or offspring health	11/29/2017	4/25/2023	6/19/2039	Licensed from University of Iowa
11,746,123	Efficient and scalable syntheses of nicotinoyl ribosides and reduced nicotinoyl ribosides, modified derivatives thereof, phosphorylated analogs thereof, adenylyl dinucleotide conjugates thereof, and novel crystalline forms thereof	6/22/2020	9/05/2023	11/10/2037	Co-owned with The Queen's University of Belfast and exclusively licensed by ChromaDex
11,981,698	Methods of Preparing reduced Nicotinamide Riboside and Derivatives Thereof	5/4/2022	5/14/2024	7/24/2034	Licensed from The Queen's University of Belfast
12,195,494	Efficient and scalable syntheses of nicotinoyl ribosides and reduced nicotinoyl ribosides, modified derivatives thereof, phosphorylated analogs thereof, adenylyl dinucleotide conjugates thereof, and novel crystalline forms thereof	8/24/2023	1/14/2025	11/10/2037	Co-owned with The Queen's University of Belfast and exclusively licensed by ChromaDex

Manufacturing, Sources and Availability of Raw Materials

Our finished consumer products are manufactured by third-party FDA-regulated contract manufacturers in the United States, complemented by the global sourcing of raw materials. These manufacturing partners uphold the standards imposed by the International Organization for Standardization, as well as the high-quality standards we require. We utilize third-party manufacturers for the production, encapsulation, and bottling of NRC as well as the manufacturing and supply of various other ingredients, products, and services. In most cases, our contract manufacturers purchase raw materials based on our specifications; however, we may also license particular raw material ingredients and supply our own source to the manufacturer.

Following the receipt of products or product components from third-party manufacturers, alongside the in-house testing conducted by the manufacturers themselves, we conduct independent analyses and testing. This dual-layered approach ensures adherence to our stringent specifications. To uphold quality standards, we continually monitor and manage supplier performance through a proactive corrective action program developed in-house. We believe these strategic manufacturing relationships not only mitigate our capital investment but also enable us to exercise cost control, positioning us competitively against larger-volume manufacturers in the dietary supplements, phytochemicals, and ingredients market.

Additionally, the Company has an exclusive manufacturer for the supply of food-grade NRC, W.R. Grace & Co. -Conn. (Grace). During the third quarter of 2024, the Company entered into a Tenth Amendment (Tenth Amendment) to the Manufacturing and Supply Agreement (such agreement as amended, the "Grace Manufacturing Agreement" or "Agreement"), effective as of January 1, 2025 and originally effective in January 2016 with Grace. In January 2019, Grace was issued patents related to the crystalline form of NRC which limit the Company's ability to find alternatives for supply (Grace Patents). Pursuant to the Tenth Amendment, the Company committed to purchase approximately $4.8 million of total inventory between January 1, 2025 and March 31, 2025. The Grace Manufacturing Agreement is set to expire on March 31, 2025, subject to further renewal of the Agreement to be negotiated by the parties. Additionally, under the Tenth Amendment, the Company and Grace maintain a binding six-month rolling forecast, which is updated monthly. As of December 31, 2024, this forecast obligates the Company to purchase approximately $11.2 million of total inventory between January 1, 2025 and June 30, 2025. If we are unable to extend the agreement with Grace on satisfactory terms, it could have a material adverse impact to our financial results and strategic position in the market. See Item 1A. Risk Factors, "We rely on a single supplier, W.R. Grace, for NRC and a limited number of third-party suppliers for the raw materials required to produce our products."

In our pursuit of excellence, we believe that we have identified reliable sources and suppliers of ingredients, chemicals, phytochemicals, and reference materials. These trusted partners are committed to delivering products that align with our stringent guidelines, further reinforcing our confidence in the quality and consistency of our supply chain.

Environmental Compliance

We incur various expenses in complying with Good Manufacturing Practices and safe handling and disposal of materials used in our research and manufacturing activities. For the years ended December 31, 2024 and 2023, these expenses totaled approximately $3.0 million and $2.5 million, respectively. We do not anticipate incurring significant additional expense in our compliance with federal, state and local environmental laws and regulations.

Backlog Orders

For our consumer products segment where we ship products internationally to distributors, we may have a backlog from time to time as the production of Tru Niagen® finished bottles require up to three months lead time by our third-party contract manufacturers. As of December 31, 2024 we did not have any significant backlog orders from the distributors that have not been shipped. For consumer products directly shipped to consumers, our standard practice involves maintaining sufficient inventory on hand to fulfill orders upon receipt and as of December 31, 2024 backlog orders to consumers were minimal.

For our ingredients segment, we also have minimal backlog orders as we carry sufficient inventory on hand for most of the products we offer and we ship upon the receipt of customer's order.

For our analytical reference standards and services segment, we normally have a small, immaterial backlog of orders. As we have an extensive catalog featuring a wide array of phytochemicals and botanical reference material, we may not always have the items in stock at the time of customers' orders. These backlog orders are normally fulfilled within two to six weeks.

Human Capital: Culture and Workforce

We are a company of curious, talented, and passionate people who are devoted to health, well-being, and improving the way people age. We embrace collaboration and creativity and encourage the iteration of ideas to address complex challenges in all aspects of our business.

We believe our people are critical for our success. We are dedicated to providing an environment where our employees can have fulfilling careers, be happy, healthy and productive. We offer attractive wage and benefit packages to take care of the needs of our employees and their families. Our competitive compensation and dynamic culture help us to attract and retain top candidates. We continue to invest in recruiting, developing, and rewarding talented people. We promote and support an open dialogue. We communicate information about the company through multiple internal channels to our employees. As of December 31, 2024, ChromaDex had 104 full-time employees, none of whom are unionized. We believe relations with our employees are good.

Facilities

For information on our facilities, see "Properties" in Item 2 of this Form 10-K.

Available Information

We are subject to the reporting requirements under the Securities Exchange Act of 1934, as amended (the Exchange Act). Consequently, we are required to file reports and information with the SEC, including reports on the following forms: annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. These reports, proxy and information statements and other information concerning our company may be accessed through the SEC's website at *www.sec.gov*.

You may also find on our website at *www.chromadex.com*, electronic copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Such filings are placed on our website as soon as reasonably practicable after they are filed with the SEC. All such filings are available free of charge. We also make available, free of charge, on our website our Code of Business Conduct and Ethics, and the Charters of our Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee of our Board of Directors. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this Annual Report on Form 10-K.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. Current investors and potential investors should consider carefully the risks and uncertainties described below together with all other information contained in this Form 10-K, including our financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before making investment decisions with respect to our common stock. If any of the following risks occur, our business, financial condition, results of operations and our future growth prospects would likely be materially and adversely affected. Under these circumstances, the trading price and value of our common stock could decline, resulting in a loss of all or part of your investment. The risks and uncertainties described in this Form 10-K are not the only ones facing our Company. Additional risks and uncertainties of which we are not presently aware, or that we currently consider immaterial, may also affect our business operations.

Summary of Risk Factors

We are providing the following summary of the risk factors contained in this Annual Report on Form 10-K to enhance the readability and accessibility of our risk factor disclosures. This summary does not address all of the risks that we face. We encourage our stockholders to carefully review the risk factors contained in this Annual Report on Form 10-K in their entirety for additional information regarding the risks and uncertainties that could cause our actual results to vary materially from recent results or from our anticipated future results.

Risks Related to our Company and Business:

- We have a history of operating losses, may need additional financing to meet our future long-term capital requirements and may be unable to raise sufficient capital on favorable terms or at all.

- Interruptions in our relationships or declines in our business with major customers could materially harm our business and financial results.

- Global, market and economic conditions may negatively impact our business, financial condition and share price.

- Our future success largely depends on sales of our Tru Niagen® product.

- The success of our consumer product and ingredient business is linked to the size and growth rate of the wellness industry market and an adverse change in the size or growth rate of that market could have a material adverse effect on us.

- The future growth and profitability of our consumer product business will depend in large part upon the effectiveness and efficiency of our marketing efforts and our ability to select effective markets and media in which to market and advertise.

- Many of our competitors are larger and have greater financial and other resources than we do.

Risks Related to our Operations:

- Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.

- If we are unable to maintain or develop sales, marketing and distribution capabilities or maintain or develop arrangements with third parties to sell, market and distribute our products, our business may be harmed.

- Our business could be negatively impacted by cyber security incidents or threats, including without limitation a material interruption to our operations and our IT systems, a material interruption to our clinical trials, harm to our reputation, significant fines, penalties, litigation, and liabilities, regulatory investigations or lawsuits, including class actions, breach or triggering of data protection laws, privacy policies and data protection obligations, or a loss of revenue, customers or sales.

Risks Related to our Products:

• We rely on a single supplier, W.R. Grace, for NRC and a limited number of third-party suppliers for the raw materials required to produce our products.

• Unfavorable publicity or consumer perception of our products and any similar products distributed by other companies could have a material adverse effect on our business.

• We may incur material product liability claims or class action litigation, which could increase our costs and adversely affect our reputation, revenues and operating income.

• We utilize ingredients and components for our products from foreign suppliers, and may be negatively affected by the risks associated with international trade and importation issues.

Risks Related to our Intellectual Property:

• Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain and may be inadequate, which may have a material and adverse effect on us.

• Our patents and licenses may be subject to challenge on validity grounds, and our patent applications may be rejected.

• We may become subject to claims of infringement or misappropriation of the intellectual property rights of others, which could prohibit us from developing our products, require us to obtain licenses from third parties or to develop non-infringing alternatives and subject us to substantial monetary damages.

Risks Related to Regulatory Approval of our Products and Other Government Regulations:

• Changes in government regulation or in practices relating to the pharmaceutical, dietary supplement, food and cosmetic industry could affect our ability to comply and the demand for our products and services.

• Compliance with stringent and changing global privacy and data security laws and regulations could result in additional costs and liabilities to us or inhibit our ability to collect and, if applicable, process data globally, and the failure or perceived failure to comply with such laws and regulations could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to the Securities Markets and Ownership of our Equity Securities:

• The market price of our common stock may be volatile and adversely affected by several factors.

• We have not paid cash dividends in the past and do not expect to pay cash dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

• We have a significant number of outstanding options and unvested restricted stock units. Future sales of these shares could adversely affect the market price of our common stock.

General Risks:

• We may become involved in securities class action litigation that could divert management's attention and harm our business.

• Our failure to establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements, result in our failure to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which in turn could cause the trading price of our common stock to decline.

• We have a limited operating history in China and our ability to develop successful channels in China is subject to legal, political, economic and social uncertainties.

• Environmental, social and governance matters may impact our business and reputation.

Risks Related to our Company and Business

We have a history of operating losses, may need additional financing to meet our future long-term capital requirements and may be unable to raise sufficient capital on favorable terms or at all.

We have a history of losses and may continue to incur operating and net losses in the future. We recorded a net income of approximately $8.6 million and a net loss of $4.9 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, our accumulated deficit was approximately $181.9 million. While we had a net income in 2024, we have not achieved consistent profitability on an annual basis. Our history of net losses and negative cash flow have had, and will continue to have, an adverse effect on our stockholders' equity and working capital, and if we are not able to achieve and sustain profitability in the near future or at all our stock price may be depressed. We expect to continue to incur increasing expenses as we develop our sales, marketing distribution and other commercial infrastructure and continue to develop and commercializing our products, including the cost of obtaining and maintaining regulatory approvals, and establishing new distribution channels for pharmaceutical-grade Niagen®.

As of December 31, 2024, our cash and cash equivalents totaled approximately $44.7 million, of which $44.5 million was unrestricted, and we had no borrowings outstanding under our line of credit up to $10.0 million, subject to certain terms and conditions, with Western Alliance Bank. However, we may require additional funds, either through additional equity or debt financings, including pursuant to the At Market Issuance Sales Agreement with Raymond James & Associates, Inc. and Roth Capital Partners, LLC (ATM Facility), or collaborative agreements, lines of credit from other banks, or from other sources. We have no commitments to obtain such additional financing, and we may not be able to obtain any such additional financing on terms favorable to us, or at all. Further, in recent years as a result of various factors including global instability, increased interest rates, and inflationary conditions, among other factors, the global credit and financial markets have experienced extreme volatility, including diminished liquidity and credit availability and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. If equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult to obtain, more costly and/or more dilutive. If adequate financing is not available, the Company will delay, postpone or terminate product and service expansion and curtail certain selling, general and administrative operations. The inability to raise additional financing may have a material adverse effect on the future performance of the Company.

Interruptions in our relationships or declines in our business with major customers could materially harm our business and financial results.

Any interruption in our relationship or decline in our business with key customers upon whom we become highly dependent could cause harm to our business. Factors that could influence our relationship with our customers upon whom we may become highly dependent include:

- our ability to maintain our products at prices and quality that are competitive with those of our competitors, and the potential for new competitors or more aggressive actions by our existing competitors;
- our ability to maintain quality levels for our products sufficient to meet the expectations of our customers;
- our ability to produce, ship and deliver a sufficient quantity of our products in a timely manner to meet the needs of our customers;
- our ability to continue to develop and launch new products that our customers feel meet their needs and requirements, with respect to cost, timeliness, features, performance and other factors;
- our ability to develop new sales and distribution channels for our new products;
- our ability to successfully develop relationships with clinics and other third-party providers of our pharmaceutical-grade products;
- our ability to provide timely, responsive and accurate customer support to our customers; and
- the ability of our customers to effectively deliver, market and increase sales of their own products based on ours.

Global, market and economic conditions may negatively impact our business, financial condition and share price.

Concerns over inflation, tariffs, import/export regulations, trade disputes, geopolitical issues, the U.S. financial markets, higher interest rates, foreign exchange rates, capital and exchange controls, unstable global credit markets and financial conditions, have led to periods of significant economic instability, declines in consumer confidence and discretionary spending and diminished expectations for the global economy and expectations of slower global economic growth going forward. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly and more dilutive. In addition, there is a risk that one or more of our current or future service providers, manufacturers, suppliers and other partners could be negatively affected by difficult economic times, which could adversely affect our ability to attain our operating goals on schedule and on budget or meet our business and financial objectives. Specifically, the impact of these volatile and negative conditions may include, but are not limited to, decreased demand for our products and services as consumers may consider the purchase of nutritional products discretionary, a decrease in our ability to accurately forecast future product trends and demand, and a negative impact on our ability to timely collect receivables from our customers. The foregoing economic conditions may lead to increased levels of bankruptcies, restructurings and liquidations for our customers, scaling back of research and development expenditures, delays in planned projects and shifts in business strategies for many of our customers. Such events could, in turn, adversely affect our business through loss of sales.

In addition, we face several risks associated with international business and are subject to global events beyond our control, including war, public health crises, such as pandemics and epidemics, trade disputes, economic sanctions, trade wars and their collateral impacts and other international events. Any of these changes could have a material adverse effect on our reputation, business, financial condition or results of operations. There may be changes to our business if there is instability, disruption or destruction in a significant geographic region, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest; and natural or man-made disasters, including famine, flood, fire, earthquake, storm or disease. In addition, the consequences of the ongoing conflict between Russia and Ukraine and the conflict in the Middle East, including related sanctions and countermeasures, and the effects of rising global inflation, are difficult to predict, and could adversely impact geopolitical and macroeconomic conditions, the global economy, and contribute to increased market volatility, which may in turn adversely affect our business and operations.

Our future success largely depends on sales of our Tru Niagen® product.

As a consumer-focused company, we expect to generate a significant percentage of our future revenue from sales of our Tru Niagen® product. As a result, the market acceptance of Tru Niagen® is critical to our continued success, and if we are unable to expand market acceptance and increase consumer awareness of Tru Niagen® our business, results of operations, financial condition, liquidity and growth prospects would be materially adversely affected.

The success of our consumer product and ingredient business is linked to the size and growth rate of the wellness industry market and an adverse change in the size or growth rate of that market could have a material adverse effect on us.

An adverse change in the size or growth rate of the wellness industry market, particularly the dietary supplement market, could have a material adverse effect on our business. The success of our pharmaceutical-grade Niagen® ingredient offering is dependent on the continued growth of the intravenous hydration therapy and spa markets and our ability to reach those markets. Underlying market conditions are subject to change based on economic conditions, consumer preferences and other factors that are beyond our control, including media attention and scientific research, which may be positive or negative.

The future growth and profitability of our consumer product business will depend in large part upon the effectiveness and efficiency of our marketing efforts and our ability to select effective markets and media in which to market and advertise.

Our consumer products business success depends on our ability to attract and retain customers, which significantly depends on our marketing practices. Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing efforts, including our ability to:

- create greater awareness of our brand;
- identify the most effective and efficient levels of spending in each market, media and specific media vehicle;
- determine the appropriate creative messages and media mix for advertising, marketing and promotional expenditures;
- effectively manage marketing costs (including creative and media) to maintain acceptable customer acquisition costs;
- select the most effective markets, media and specific media vehicles in which to market and advertise; and
- convert consumer inquiries into actual orders.

Many of our competitors are larger and have greater financial and other resources than we do.

Our products compete and will compete with other similar products produced by our competitors. These competitive products are and may in the future be marketed by well-established, successful companies that possess greater financial, marketing, distributional, personnel and other resources than we possess. Using these resources, these companies can implement extensive advertising and promotional campaigns, both generally and in response to specific marketing efforts by competitors, and enter into new markets more rapidly to introduce new products. In certain instances, competitors with greater financial resources also may be able to enter a market in direct competition with us, offering attractive marketing tools to encourage the sale of products that compete with our products or present cost features that consumers may find attractive.

Our material cash requirements will depend on many factors.

Our material cash requirements will depend on many factors, including:

- the revenues generated by sales of our products;
- the costs associated with expanding our sales and marketing efforts, including efforts to hire independent agents and sales representatives;
- our business costs, including increased costs as a result of inflation;
- the expenses we incur in developing and commercializing our products, including the cost of obtaining and maintaining regulatory approvals and developing new distribution channels; and
- unanticipated general and administrative expenses.

Because of these factors, we may seek to raise additional capital within the next twelve months both to meet our projected operating plans after the next twelve months and to fund our longer term strategic objectives. Additional capital may come from public and private equity or debt offerings, borrowings under lines of credit or other sources. These additional funds may not be available on favorable terms, or at all. There can be no assurance we will be successful in raising these additional funds. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution and the new equity or debt securities we issue may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, obtain the required regulatory clearances or approvals, execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements. Any of these events could adversely affect our ability to achieve our development and commercialization goals, which could have a material and adverse effect on our business, results of operations and financial condition.

Changes in our business strategy, including entering new consumer product markets, restructuring our businesses or other factors may increase our costs or otherwise affect the profitability of our businesses.

As changes in our business environment occur we may adjust our business strategies to meet these changes or we may otherwise decide to restructure our operations or businesses or assets. In addition, external events including changing technology, changing consumer patterns and changes in macroeconomic conditions, including inflationary pressures, may impair the value of our assets and increase our costs. When these changes or events occur, we may incur costs to change our business strategy and may need to write down the value of assets. In any of these events, our costs may increase, we may have significant charges associated with the write-down of assets or returns on new investments may be lower than prior to the change in strategy or restructuring. For example, we may not be successful in developing our consumer product business for sales of Tru Niagen® products or sales of our Niagen® ingredient products, and our sales may decrease despite us incurring increased costs related to marketing or otherwise developing such products.

We face significant competition, including changes in pricing.

The markets for our products and services are both competitive and price-sensitive. Many of our competitors have significant financial, operations, sales and marketing resources and experience in research and development. Competitors could develop new technologies that compete with our products and services or even render our products obsolete. If a competitor develops superior technology or cost-effective alternatives to our products and services, our business could be seriously harmed.

Additionally, some competitors may engage in misleading marketing practices, including mislabeling their products by overstating ingredient levels or making claims that their products provide benefits similar to ours without scientific support. These practices may mislead consumers into purchasing inferior or ineffective alternatives, thereby eroding our market share and damaging the credibility of the product category as a whole. If such competitors gain traction in the marketplace, our ability to differentiate our scientifically validated products may be diminished, negatively impacting our sales and overall business.

Furthermore, the markets for some of our products are also subject to specific competitive risks because these markets are highly price competitive. Our competitors have competed in the past by lowering prices on certain products. If they do so again, we may be forced to respond by lowering our prices. This would reduce sales revenues and increase losses. Failure to anticipate and respond to price competition may also impact sales and aggravate losses. Our commercial opportunity could be reduced if our competitors develop and commercialize products that are more effective or convenient than our products. Our competitors also may obtain regulatory approval for their products in markets we have not yet entered or before we are able to obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter that market. To the extent we are not the first to develop, offer and/or supply new products, customers may buy from our competitors or make materials themselves, causing our competitive position to suffer.

Litigation may harm our business.

Substantial, complex or extended litigation could cause us to incur significant costs and distract our management. For example, lawsuits by employees, stockholders, collaborators, distributors, customers, competitors or others could be very costly and substantially disrupt our business. Disputes from time to time with such companies, organizations or individuals are not uncommon, and we cannot assure you that we will always be able to resolve such disputes on terms favorable to us. Refer to Note 16, *Commitments and Contingencies* in the Notes to the Consolidated Financial Statements, included in Part II, Item 8 of this Annual Report on Form 10-K, for more detail. Unexpected results could cause us to have financial exposure in these matters in excess of recorded reserves and insurance coverage, requiring us to provide additional reserves to address these liabilities, therefore impacting profits.

Risks Related to our Operations

Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.

Our operating results may fluctuate due to a variety of factors, a portion of which are outside of our control. Factors that are difficult to predict and that could cause our operating results to fluctuate include:

- the timing and magnitude of orders, shipments and acceptance of our products, including product returns, order rescheduling and cancellations by our customers;
- our ability to control the costs of the parts and materials we use or to timely adopt subsequent generations of parts and materials;
- our ability to control the costs of the development, sales and distribution of our products;
- disruption in our supply chains, shipping logistics, component availability and related procurement costs;
- the impact of tariffs or changes in trade policies, which could increase our costs and affect pricing or demand for our products;
- our ability to develop, introduce and distribute new products or product enhancements that meet customer requirements and to effectively manage product transitions;
- our reliance on third-party partners involved in the development and supply of new or existing products;
- changes in the competitive dynamics of our markets, including new entrants, new products, or discounting of product prices;
- our ability to control or mitigate costs, including our operating expenses, to support business growth and our continued expansion;
- our ability to upgrade and develop our systems and infrastructure to accommodate growth;
- the impact of inflation on labor and other costs, other adverse economic conditions including the impact of public health epidemics or pandemics;
- disputes and litigation;
- our ability to attract and retain key personnel in a timely and cost-effective manner;
- information technology related costs, disruptions and hindrances;
- our ability to effectively incorporate artificial intelligence (AI) solutions into our operations, services, and systems;
- future regulation by federal, state or local governments; and
- general economic conditions as well as economic conditions specific to the dietary supplement industry.

Our revenues and operating results are and will remain difficult to forecast due to the foregoing factors as the occurrence of any one of these factors could negatively affect our operating results in any particular quarter.

If we are unable to maintain or develop sales, marketing and distribution capabilities or maintain or develop arrangements with third parties to sell, market and distribute our products, our business may be harmed.

To achieve commercial success for our products, we must sell our product lines and/or technologies at favorable prices. In addition to being expensive, maintaining such a sales force is time-consuming. Qualified direct sales personnel with experience in the dietary supplement industry are in high demand, and there can be no assurance that we will be able to hire or retain an effective direct sales team. Similarly, qualified independent sales representatives both within and outside the United States are in high demand, and we may not be able to build an effective network for the distribution of our product through such representatives. There can be no assurance that we will be able to enter into contracts with representatives on terms acceptable to us. Furthermore, there can be no assurance that we will be able to build an alternate distribution framework should we attempt to do so.

We may also need to contract with third parties in order to market our products. To the extent that we enter into arrangements with third parties to perform marketing and distribution services, our product revenue could be lower and our costs higher than if we directly marketed our products. Furthermore, to the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenue received will depend on the skills and efforts of others, and we do not know whether these efforts will be successful. If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, we will not be able to generate product revenue, and may not become profitable.

Our business could be negatively impacted by cyber security incidents or threats, including without limitation a material interruption to our operations and our IT systems, a material interruption to our clinical trials, harm to our reputation, significant fines, penalties, litigation, and liabilities, regulatory investigations or lawsuits, including class actions, breach or triggering of data protection laws, privacy policies and data protection obligations, or a loss of revenue, customers or sales.

In the ordinary course of our business, we may collect, process, store and transmit proprietary, confidential and sensitive information, including personal information (including health information), intellectual property, trade secrets, and proprietary business information owned or controlled by ourselves or other parties. We use our data centers and our networks, and those of third parties, to store and access our proprietary business and other sensitive information. We and the third parties upon which we rely may face various cyber security threats, which are prevalent and continue to increase, including, without limitation, cyber security attacks to our information technology infrastructure and attempts by others to gain access to our proprietary or sensitive information and other similar threats, including attacks enhanced or facilitated by artificial intelligence (AI) and other similar threats. We rely upon third parties service providers and technologies to operate critical business systems to process confidential and personal information in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, employee email, and other functions. Our ability to monitor these third-party providers information security practices is limited, and these third-parties may not have adequate information security measures in place. Ransomware attacks, including those from organized criminal threat actors, nation-states and nation-state supported actors, are becoming increasingly prevalent and can lead to significant interruptions, delays, or outages in our operations, loss of data, loss of income, significant extra expenses to restore data or systems, reputational loss and the diversion of funds. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third-parties and infrastructure in our supply chain or our third-party partners' supply-chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems (including our products/services) or the third-party information technology systems that support us and our services. There may be additional cyber security threats as our employees have the ability to work from home, utilizing network connections outside of the Company premises. Any of the previously identified or similar threats could cause a security incident or other interruption and could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to data. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our products and services. Despite our efforts to identify and remediate vulnerabilities, if any, in our information technology systems (including our products), our efforts may not be successful. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

An actual or perceived cyber security incident could result in disrupted operations, including suspension of our clinical trial activities, lost opportunities, misstated financial data, liability for stolen assets or information, theft of our intellectual property, loss of data and other personally identifiable or sensitive information, increased costs arising from the implementation of additional security protective measures, litigation (including class actions), reputational damage, government enforcement actions that could include investigations, fines, penalties, audits and inspections, additional reporting requirements and/or oversight, temporary or permanent bans on all or some processing of personal data (which could impact clinical trials), interruptions in our operations (including availability of data) financial loss, and other similar harms. Further, individuals, clinical trial participants or other relevant stakeholders could sue us for our actual or perceived failure to comply with our security obligations, including, without limitation, in class action litigation. We may expend significant resources, fundamentally change our business activities and practices, or modify our operations, including our clinical trial activities, or information technology in an effort to protect against security incidents and to mitigate, detect, and remediate actual and potential vulnerabilities.

Additionally, some applicable federal, state and foreign laws may require companies to notify individuals, government regulators, including state attorneys general, the U.S. Department of Health and Human Services Office of Civil Rights, the U.S. Securities and Exchange Commission, credit agencies and the media, of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have relationships. Notifications and follow-up actions related to a security breach are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences and could impact our reputation or cause us to incur significant costs, including legal expenses and remediation costs.

Any remedial costs or other liabilities related to security incidents may not be fully insured or indemnified by other means. Our contracts may not contain limitations of liability; however, even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. Although we maintain cyber insurance, we cannot be sure that our insurance coverage will be adequate or sufficient of protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

We may need to increase the size of our organization, and we can provide no assurance that we will successfully expand operations or manage growth effectively.

Our increase in the scope and the scale of our product launches, including entrance into new markets, has resulted in significantly higher operating expenses for increased personnel and fees for regulatory approvals, among other expenses. As a result, we anticipate that our operating expenses will continue to increase. Expansion of our operations may also cause a significant demand on our management, finances and other resources. Our ability to manage the anticipated future growth, should it occur, will depend upon a significant expansion of our accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with our business could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that our attempts to expand our marketing, sales, manufacturing and customer support efforts will be successful or will result in additional sales or profitability in any future period. As a result of the expansion of our operations and the anticipated increase in our operating expenses, as well as the difficulty in forecasting revenue levels, we expect to continue to experience significant fluctuations in our results of operations.

The insurance industry has previously and may again become more selective in offering some types of coverage and we may not be able to obtain insurance coverage in the future.

The insurance industry has previously experienced periods of increased selectivity in providing certain types of coverage, including product liability, cyber, property, and directors' and officers' liability insurance. It is possible that such trends may recur in the future. We currently maintain insurance coverage that aligns with our historical levels and risk management policies. However, we cannot guarantee the availability of comparable insurance coverage on favorable terms, or at all, in the future. Furthermore, some of our customers, as well as prospective customers, stipulate that we maintain specific minimum levels of coverage for our products. Failure to meet these required coverage levels could lead to material changes in business terms or the potential loss of business relationships.

We may bear financial risk if we underprice our contracts or overrun cost estimates.

In cases where our contracts are structured as fixed price or fee-for-service with a cap, we bear the financial risk if we initially underprice our contracts or otherwise overrun our cost estimates. Such underpricing or significant cost overruns could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We depend on key personnel, the loss of any of which could negatively affect our business.

Our business depends greatly on the expertise and contributions of several key individuals, including our senior leadership team and other critical team members, including professionals in scientific research and marketing. The development of our products and services and the effective marketing of our offerings necessitate individuals with specialized skills and experience. Moreover, certain positions within our organization, such as those in manufacturing, quality control, safety and compliance, information technology, sales, and e-commerce, are highly technical and require qualified personnel. We operate within highly competitive markets, and the demand for skilled professionals in our industry is high. Competitors, customers, marketing partners, and other companies in our industry also seek these same talented individuals. Therefore, our ability to succeed is intrinsically linked to our capacity to attract and retain skilled personnel, which will necessitate substantial financial resources. There can be no guarantee that we will successfully identify and attract additional qualified employees or retain our existing team members. Any inability to recruit qualified personnel, the loss of key individuals' services, including our executive officers, or the potential loss of future executive officers or key personnel, may have a material and adverse effect on our business.

We may not be able to monetize our products for use in pharmaceuticals through partnerships, licensing, or other arrangements, and we may not receive regulatory approval to commercialize a pharmaceutical product.

As part of our business strategy, we will seek to develop partnerships or licensing arrangements to monetize our proprietary molecules for pharmaceutical applications. However, there is no guarantee that we will be able to identify suitable partners, negotiate favorable terms, or successfully execute such partnerships. Even if we enter into agreements with third parties, our ability to generate revenue from these arrangements will depend on various factors, including our partners' willingness and ability to invest in research, development, and commercialization efforts.

Additionally, the development and commercialization of pharmaceutical products are subject to extensive regulatory requirements, including approval by the U.S. Food and Drug Administration (FDA) and other global regulatory authorities. If we or our partners are unable to obtain the necessary approvals or face delays in the regulatory process, our ability to generate revenue from pharmaceutical applications of our molecules may be significantly limited.

We may not be successful in acquiring complementary businesses or products on favorable terms or enter into joint venture or similar arrangements.

As part of our business strategy, we intend to consider acquisitions of similar or complementary businesses or products. No assurance can be given that we will be successful in identifying attractive acquisition candidates or completing acquisitions, joint ventures or other arrangements on favorable terms. In addition, any future acquisitions will be accompanied by the risks commonly associated with acquisitions. These risks include potential exposure to unknown liabilities of acquired companies or to acquisition costs and expenses, the difficulty and expense of integrating the operations and personnel of the acquired companies, the potential disruption to the business of the combined company and potential diversion of our management's time and attention, the impairment of relationships with and the possible loss of key employees and clients as a result of the changes in management, the incurrence of amortization expenses and write-downs and dilution to the shareholders of the combined company if the acquisition is made for stock of the combined company. In addition, successful completion of an acquisition may depend on consents from third parties, including regulatory authorities and private parties, which consents are beyond our control. If we enter into future joint ventures or other collaborative arrangements, disruptions in our relationships with our collaborators could also impact the success of our joint venture, and the anticipated benefits may not materialize. There can be no assurance that products, technologies or businesses of acquired companies will be effectively assimilated into the business or product offerings of the combined company or will have a positive effect on the combined company's revenues or earnings. Further, the combined company may incur significant expense to complete acquisitions and to support the acquired products and businesses. Any such acquisitions may be funded with cash, debt or equity, which could have the effect of diluting or otherwise adversely affecting the holdings or the rights of our existing stockholders.

If we experience a significant disruption in our information technology systems or if we fail to implement new systems and software successfully, our business could be adversely affected.

We depend on information systems throughout our company, as well as those of our contractors, consultants, vendors and other third parties, to control our manufacturing processes, process orders, manage inventory, process and bill shipments and collect cash from our customers, respond to customer inquiries, contribute to our overall internal control processes, maintain records of our property, plant and equipment, and record and pay amounts due vendors and other creditors. If we were to experience a prolonged disruption in our information systems that involve interactions amongst employees as well as with customers and suppliers, it could result in the loss of sales and customers and/or increased costs, which could adversely affect our overall business operation.

We are subject to financial and operating covenants in our business financing agreement with Western Alliance Bank, as amended (Credit Agreement) and any failure to comply with such covenants, or obtain waivers in the event of non-compliance, could limit our borrowing availability under the Credit Agreement, resulting in our being unable to borrow under the Credit Agreement and materially adversely impact our liquidity. In addition, our operations may not provide sufficient cash to meet the repayment obligations of debt incurred under the Credit Agreement.

The Credit Agreement contains affirmative and restrictive covenants, including covenants regarding delivery of financial statements, the amount of cash maintained at Western Alliance Bank, maintenance of inventory, payment of taxes, maintenance of insurance, dispositions of property, business combinations or acquisitions and incurrence of additional indebtedness, among other customary covenants, in each case subject to limited exceptions.

There can be no assurance that we will be able to comply with the financial and other covenants in the Credit Agreement. Our failure to comply with these covenants could cause us to be unable to borrow under the Credit Agreement and may constitute an event of default which, if not cured or waived, could result in the acceleration of the maturity of any indebtedness then outstanding under the Credit Agreement, which would require us to pay all amounts then outstanding. If we are unable to repay those amounts, Western Alliance Bank could proceed against the collateral granted to them to secure that debt, which would seriously harm our business. Such an event could materially adversely affect our financial condition and liquidity. Additionally, such events of non-compliance could impact the terms of any additional borrowings and/or any credit renewal terms. Any failure to comply with such covenants may be a disclosable event and may be perceived negatively. Such perception could adversely affect the market price for our common stock and our ability to obtain financing in the future.

Risks Related to Our Products

We rely on a single supplier, W.R. Grace, for NRC and a limited number of third-party suppliers for the raw materials required to produce our products. Any failure by or loss of a third-party supplier could result in delays and increased costs, which may adversely affect our business.

Our dependence on a limited number of third-party suppliers or on a single supplier, and the challenges we may face in obtaining adequate supplies of raw materials, including NRC, involve several risks, including limited control over pricing, availability, quality and delivery schedules. We cannot be certain that our current suppliers will continue to provide us with the quantities of these raw materials that we require or satisfy our anticipated specifications and quality requirements. Any supply interruption in limited or sole sourced raw materials, including supply shortages, supplier production disruptions, quantity issuers, or disruption to our suppliers, could materially harm our ability to manufacture our products until a new source of supply, if any, could be identified and qualified. Additionally, our suppliers may fail inspection or have other compliance issues with regulatory authorities that, even if unrelated to our supply chain and materials, may impact or cause delays in their ability to deliver agreed upon supplies in a timely manner which can have negative impacts on our business plans. We may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms. Any performance failure on the part of our suppliers could delay the development and commercialization of our products, or interrupt production of then existing products that are already marketed, which would have a material adverse effect on our business. In particular, W.R. Grace & Co.-Conn. (Grace) is our single source for the supply of food-grade NRC. Our supply of NRC is subject to periodic renewals and these renewals are not guaranteed. In January 2019, Grace was issued patents related to the crystalline form of NRC which limit our ability to find alternatives for supply if we are unable to further extend our agreement with Grace. There is no guarantee that we will be able to continue to contract with Grace for the supply of NRC, or that such terms will be favorable to us.

Failure by outsourcing facilities that produce pharmaceutical-grade Niagen® to adequately perform their obligations could harm our business or financial results.

We rely on contract manufacturers to manufacture pharmaceutical-grade Niagen® and 503B outsourcing facilities to compound and distribute pharmaceutical-grade Niagen® into intravenous, injectable and intravenous-push forms and then distribute the same. We do not control or direct the compounding process used by these outsourcing facilities. We rely on those manufacturers and outsourcing facilities for compliance with the applicable regulatory requirements. We have no control over the ability of third parties to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable international regulatory authority does not approve these facilities for the manufacturing or compounding of these ingredients and products, respectively, or if it withdraws any such approval in the future, we may need to identify alternative manufacturing and compounding facilities, which would significantly impact our ability to meet consumer demand. In addition, our inability to identify or enter into satisfactory arrangements with any such alternative manufacturing and compounding facilities may result in a material adverse effect on our business, financial condition and results of operations. Further, our reliance on third-party manufacturers entails risks, including:

- inability to meet certain product specifications and quality requirements consistently;
- delay or inability to procure or expand sufficient manufacturing capacity;
- issues related to scale-up of manufacturing;
- costs and validation of new equipment and facilities required for scale-up;
- third-party manufacturers may not be able to execute necessary manufacturing procedures and other logistical support requirements appropriately;
- third-party manufacturers may fail to comply with current good manufacturing practice ("cGMP") requirements and other requirements by the FDA or other comparable regulatory authorities;
- inability for us to negotiate manufacturing agreements with third parties under commercially reasonable terms, if at all;
- breach, termination or non-renewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us the clinics with which we partner;
- third-party manufacturers may not devote sufficient resources to our products;
- we may not own, or may have to share, the intellectual property rights to any improvements made by third-party manufacturers in the manufacturing process;
- operations of third-party manufacturers or our suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier; and
- logistics carrier disruptions or increased costs that are beyond our control.

Any adverse developments affecting manufacturing operations may result in lot failures, inventory shortages, shipment delays, product withdrawals or recalls or other interruptions in the supply of these products, which could prevent their delivery to clinics or other third parties administering or distributing pharmaceutical-grade Niagen®. We may also have to write off inventory, incur other charges and expenses to replace ingredients or dietary supplements that fail to meet specifications, undertake costly remediation efforts, or seek more costly manufacturing alternatives.

Any of these events could impact our ability to successfully commercialize any future products. Some of these events could be the basis for FDA action, including injunction, request for recall, seizure, total or partial suspension of production, or issuance of a Form 483 or Warning Letter.

Any failure by clinics administering Niagen Plus products could adversely affect our brand and reputation.

Although we are operationally independent from the clinics that administer Niagen Plus products, which feature pharmaceutical-grade Niagen®, our brand may be negatively affected by issues arising at the clinic level. We advertise locations where consumers can receive Niagen Plus products, which may create an association between our brand and the services provided by these third-party clinics.

If clinics administering Niagen Plus products fail to adhere to proper medical protocols, engage in misleading marketing practices, or face regulatory scrutiny, our brand reputation could suffer, even if we are not directly responsible for their actions. Additionally, any adverse events or negative customer experiences at these clinics could erode consumer trust in our products and impact demand. While we seek to partner with reputable clinics, we cannot control their operations, and any issues at the clinic level could have a material adverse effect on our business and reputation.

Unfavorable publicity or consumer perception of our products and any similar products distributed by other companies could have a material adverse effect on our business.

We believe the dietary supplement and intravenous therapies market are highly dependent upon consumer perception regarding the safety, efficacy and quality of dietary supplements generally, as well as of products distributed specifically by us. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, national media attention, social media and other publicity regarding the consumption of dietary supplements. We cannot assure you that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the dietary supplement market or any product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, such earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and consequently on our business, results of operations, financial condition and cash flows.

Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, if accurate or with merit, could have a material adverse effect on the demand for our products, the availability and pricing of our ingredients, and our business, results of operations, financial condition and cash flows. Further, adverse public reports or other media attention regarding the safety, efficacy and quality of dietary supplements in general, or our products specifically, or associating the consumption of dietary supplements with illness, could have such a material adverse effect. Even media attention that is immaterial or inaccurate can have an impact on our sales or financial results if widely disseminated to our customers. Any such adverse public reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed and the content of such public reports and other media attention may be beyond our control.

We may incur material product liability claims or class action litigation, which could increase our costs and adversely affect our reputation, revenues and operating income.

As a consumer product and ingredient supplier we market and manufacture products designed for human and animal consumption. We are subject to product liability claims if the use of our products is alleged to have resulted in injury. Our products include ingredients classified as dietary supplements, or natural health products, and, in most cases, are not subject to pre-market regulatory approval in the United States. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. In addition, the products we sell are produced by third-party manufacturers and outsourcing facilities. As a marketer of products manufactured by third parties, we also may be liable for various product liability claims for products we do not manufacture. We have, and may in the future, be subject to various product liability claims, including, among others, that our products include inadequate instructions for use or inadequate warnings concerning possible side effects and interactions with other substances. A product liability claim or class action litigation against us could result in increased costs and could adversely affect our reputation with our customers, which, in turn, could have a materially adverse effect on our business, results of operations, financial condition and cash flows.

We utilize ingredients and components for our products from foreign suppliers, and may be negatively affected by the risks associated with international trade and importation issues.

We utilize ingredients and components for a number of our products from suppliers outside of the United States. Accordingly, the acquisition of these ingredients is subject to the risks generally associated with importing raw materials, including, among other factors, delays in shipments, changes in economic and political conditions, supply chain disruptions, quality assurance, health epidemics affecting the region of such suppliers, global instability, nonconformity to specifications or laws and regulations, tariffs, trade and/or labor disputes and foreign currency fluctuations. While we have a supplier certification program and audit and inspect our suppliers' facilities as necessary both in the United States and internationally, we cannot assure you that raw materials received from suppliers outside of the United States will conform to all specifications, laws and regulations. There have in the past been quality and safety issues in our industry with certain items imported from overseas. We may incur additional expenses and experience shipment delays due to preventative measures adopted by the U.S. governments, our suppliers and our company.

We may experience delays in the development in, or may never develop, any additional products to commercialize.

We have invested a substantial amount of our time and resources in developing various new products. Commercialization of these products will require additional development, clinical evaluation, regulatory approval, significant marketing efforts and substantial additional investment before they can provide us with any revenue. Despite our efforts, these products may not become commercially successful products for a number of reasons, including but not limited to:

- we may not be able to obtain or maintain regulatory approvals for our products, or the approved indication may be narrower than we seek;
- our products may not prove to be safe and effective in clinical trials;
- we may experience delays in our development program;
- we may rely on third-parties to develop and produce our products, which could lead to increased costs, unanticipated delays, or other negative impacts;
- any products that are approved may not be accepted in the marketplace;
- we may not be able to partner with clinics willing to distribute our products;
- prescriptions for our pharmaceutical-grade products, which require a prescription, may not be available;
- we may not have adequate financial or other resources to complete the development or to commence the commercialization of our products or will not have adequate financial or other resources to achieve significant commercialization of our products;
- we may not be able to manufacture any of our products in commercial quantities or at an acceptable cost;
- rapid technological change may make our products obsolete;
- we may be unable to effectively protect our intellectual property rights or we may become subject to claims that our activities have infringed the intellectual property rights of others; and
- we may be unable to obtain or defend patent rights for our products.

We may not be able to partner with others for technological capabilities and new products and services.

Our ability to remain competitive may depend, in part, on our ability to continue to seek partners that can offer technological improvements and improve existing products and services that are offered to our customers. We are committed to attempting to keep pace with technological change, to stay abreast of technology changes and to look for partners that will develop new products and services for our customer base. We cannot assure prospective or existing investors that we will be successful in finding partners or be able to continue to incorporate new developments in technology, to improve existing products and services, or to develop successful new products and services, nor can we be certain that newly developed products and services will perform satisfactorily or be widely accepted in the marketplace or that the costs involved in these efforts will not be substantial.

If we fail to maintain adequate quality standards for our products and services, our business may be adversely affected and our reputation harmed.

Dietary supplement, nutraceutical, food and beverage, functional food, analytical laboratories, pharmaceutical and cosmetic customers are often subject to rigorous quality standards to obtain and maintain regulatory approval of their products and the manufacturing processes that generate them. A failure to maintain, or, in some instances, upgrade our quality standards to meet our customers' needs, could cause damage to our reputation and potentially result in substantial sales losses.

If we experience product recalls, we may incur significant and unexpected costs, and our business reputation could be adversely affected.

We may be exposed to product recalls and adverse public relations if our products are alleged to be mislabeled or to cause injury or illness, or if we are alleged to have violated governmental regulations. A product recall could result in substantial and unexpected expenditures, which would reduce operating profit and cash flow. In addition, a product recall may require significant management attention. Product recalls may hurt the value of our brands and lead to decreased demand for our products. Product recalls also may lead to increased scrutiny by federal, state or international regulatory agencies of our operations and increased litigation and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Demand for our products and services are subject to the commercial success of our customers' products, which may vary for reasons outside our control.

Even if we are successful in securing utilization of our products in a customer's manufacturing process, sales of many of our products and services remain dependent on the timing and volume of the customer's production, over which we have no control. The demand for our products depends on regulatory approvals and/or notifications and frequently depends on the commercial success of the customer's supported product. Regulatory processes are complex, lengthy, expensive, and can often take years to complete.

Risks Related to our Intellectual Property

Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain and may be inadequate, which may have a material and adverse effect on us.

Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology, including our licensed technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For example, our pending United States and foreign patent applications may not issue as patents in a form that will be advantageous to us or may issue and be subsequently successfully challenged by others and invalidated. In addition, our pending patent applications include claims to material aspects of our products and procedures that are not currently protected by issued patents. Both the patent application process and the process of managing patent disputes can be time consuming and expensive. Competitors may be able to design around our patents or develop products which provide outcomes which are comparable or even superior to ours. Steps that we have taken to protect our intellectual property and proprietary technology, including entering into confidentiality agreements and intellectual property assignment agreements with some of our officers, employees, consultants and advisors, may not provide us with meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

In the event a competitor infringes our licensed or pending patent or other intellectual property rights, enforcing those rights may be costly, uncertain, difficult and time consuming. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be expensive and time consuming and could divert our management's attention. In particular, the final outcome of our litigation with Elysium Health, Inc. and Elysium Health LLC (collectively, "Elysium") may have an adverse effect on our financial condition. See Note 16, *Commitments and Contingencies*, *Legal Proceedings* in the Notes to the Consolidated Financial Statements, included in Item 8 of Part II of this Annual Report on Form 10-K. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents rights against a challenge. The failure to obtain patents and/or protect our intellectual property rights could have a material and adverse effect on our business, results of operations and financial condition.

Our patents and licenses may be subject to challenge on validity grounds, and our patent applications may be rejected.

We rely on our patents, patent applications, licenses and other intellectual property rights to give us a competitive advantage. Whether a patent is valid, or whether a patent application should be granted, is a complex matter of science and law, and therefore we cannot be certain that, if challenged, our patents, patent applications and/or other intellectual property rights would be upheld nor can we be certain we will prevail in an appeal. If one or more of those patents, patent applications, licenses and other intellectual property rights are invalidated, rejected or found unenforceable and we are unable to reverse that finding through an appeal, that could reduce or eliminate any competitive advantage we might otherwise have had.

We may become subject to claims of infringement or misappropriation of the intellectual property rights of others, which could prohibit us from developing our products, require us to obtain licenses from third parties or to develop non-infringing alternatives and subject us to substantial monetary damages.

Third parties could, in the future, assert infringement or misappropriation claims against us with respect to products we develop. Whether a product infringes a patent or misappropriates other intellectual property involves complex legal and factual issues, the determination of which is often uncertain. Therefore, we cannot be certain that we have not infringed the intellectual property rights of others. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for use related to the use or manufacture of our products, and our potential competitors may assert that some aspect of our product infringes their patents. Because patent applications may take years to issue, there also may be applications now pending of which we are unaware that may later result in issued patents upon which our products could infringe. There also may be existing patents or pending patent applications of which we are unaware upon which our products may inadvertently infringe.

Any infringement or misappropriation claim could cause us to incur significant costs, place significant strain on our financial resources, divert management's attention from our business and harm our reputation. If the relevant patents in such claim were upheld as valid and enforceable and we were found to infringe them, we could be prohibited from manufacturing or selling any product that is found to infringe unless we could obtain licenses to use the technology covered by the patent or are able to design around the patent. We may be unable to obtain such a license on terms acceptable to us, if at all, and we may not be able to redesign our products to avoid infringement, which could materially impact our revenue. A court could also order us to pay compensatory damages for such infringement, plus prejudgment interest and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results. A court also could enter orders that temporarily, preliminarily or permanently enjoin us and our customers from making, using, or selling products, and could enter an order mandating that we undertake certain remedial activities. Depending on the nature of the relief ordered by the court, we could become liable for additional damages to third parties.

The prosecution and enforcement of patents licensed to us by third parties are not within our control. Without these technologies, our products may not be successful and our business would be harmed if the patents were infringed on or misappropriated without action by such third parties.

We have obtained licenses from third parties for patents and patent application rights related to ingredients and/or the products we are developing, allowing us to use intellectual property rights owned by or licensed to these third parties. We do not control the maintenance, prosecution, enforcement or strategy for many of these patents or patent application rights and as such are dependent in part on the owners of the intellectual property rights to maintain their viability. If any third-party licensor is unable to successfully maintain, prosecute or enforce the licensed patents and/or patent application rights related to our products, we may become subject to infringement or misappropriate claims or lose our competitive advantage. Without access to these technologies or suitable design-around or alternative technology options, our ability to conduct our business could be impaired significantly.

We may be subject to damages resulting from claims that we, our employees, or our independent contractors have wrongfully used or disclosed alleged trade secrets of others.

Some of our employees were previously employed at other dietary supplement, nutraceutical, food and beverage, functional food, analytical laboratories, pharmaceutical and cosmetic companies. We may also hire additional employees who are currently employed at other such companies, including our competitors. Additionally, consultants or other independent agents with which we may contract may be or have been in a contractual arrangement with one or more of our competitors. We may be subject to claims that these employees or independent contractors have used or disclosed such other party's trade secrets or other proprietary information. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management. If we fail to defend such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to market existing or new products, which could severely harm our business.

Risks Related to Regulatory Approval of Our Products and Other Government Regulations

Changes in government regulation, priorities or practices relating to the pharmaceutical, dietary supplement, food and cosmetic industry could affect our ability to comply with certain regulations and the demand for our products and services.

Governmental agencies throughout the world, including in the United States, strictly regulate the pharmaceutical, dietary supplement, food and cosmetic industries. Changes in regulation or regulatory priorities, such as a relaxation in regulatory requirements or the introduction of simplified drug approval procedures, or an increase in regulatory requirements that we may have difficulty satisfying or that make our services less competitive, could eliminate or substantially reduce the demand for our services or adversely impact our ability to comply with the new regulations. Also, if the government makes efforts to contain drug costs and pharmaceutical and biotechnology company profits from new drugs, or if health insurers were to change their practices with respect to reimbursements for pharmaceutical products, our customers may spend less, or reduce their spending on research and development.

Compliance with stringent and changing global privacy and data security laws and regulations could result in additional costs and liabilities to us or inhibit our ability to collect and, if applicable, process data globally, and the failure or perceived failure to comply with such laws and regulations could have a material adverse effect on our business, financial condition or results of operations.

We collect, receive, store, process, use, generate, transfer, disclose, make accessible, protect and share personal information and other sensitive information, including but not limited to proprietary and confidential business information, trade secrets, intellectual property, information collected about patients in connection with clinical trials and sensitive third-party information necessary to operate our business, for legal and marketing purposes. Accordingly, we are, or may become, subject to numerous federal, state, local, and foreign data privacy and security laws, regulations, guidance and industry standards as well as external and internal privacy and security policies, contracts and other obligations that apply to the processing of personal data by us and on our behalf. The legal framework for the collection, use, safeguarding, sharing, transfer and other processing of information worldwide is rapidly evolving and may remain unsettled for the foreseeable future.

Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, the European Union's General Data Protection Regulation (GDPR) and the United Kingdom's GDPR (UK GDPR) imposes strict obligations on the processing of personal data, including, without limitation, personal health data. The GDPR and UK GDPR set out extensive compliance requirements, including providing detailed disclosures about how personal data is collected and processed, demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting new rights for data subjects in regard to their personal data, as well as enhancing pre-existing rights (e.g., data subject access requests); requiring the appointment of a data protection officer in certain circumstances; mandating the appointment of representatives in the United Kingdom and/or the EEA in certain circumstances; introducing new data transfer frameworks such as the EU-U.S. Data Privacy Framework and the U.K. – U.S. Data Bridge, introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; imposing limitations on retention of personal data; maintaining a record of data processing; and complying with the principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

Legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the European Economic Area, or EEA, to the United States. We continue to execute contracts involving the transfer of personal data outside of the European Economic Area with the Standard Contractual Clauses in the ordinary course. As supervisory authorities issue further guidance on personal data export mechanisms, including updates to the Standard Contractual Clauses, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we or third parties we work with are otherwise unable to transfer personal data between and among countries and regions in which we conduct business.

Following the United Kingdom's withdrawal from the EEA and the EU, we also have to comply with the UK-specific requirements related to data protection, including with respect to transfer of personal data outside of the UK, which increases our regulatory compliance burden. The UK updated its transfer mechanism and we continue to execute contracts involving the transfer of personal data outside of the United Kingdom with the new UK-specific transfer tools in the ordinary course.

If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from Europe or elsewhere. The inability to import personal data to the United States could significantly and negatively impact our business operations, including by limiting our ability to collaborate with parties that are subject to European and other data privacy and security laws; or requiring us to increase our personal data processing capabilities and infrastructure in Europe and/or elsewhere at significant expense.

Additionally, in the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, and consumer protection laws. Each of these state laws adds potential compliance and risk for us with respect to data necessary to operate our business.

A United States federal privacy bill has been introduced, which would establish new requirements for how companies handle personal data, including information that identifies or is reasonably linked to an individual, such as our consumers. If this bill becomes law, we may be required to implement certain security practices to protect and secure personal data against unauthorized access, and we may be subject to further requirements for complying with this requirement if the FTC issues related regulations. Additionally, if we become subject to new data privacy laws, at the state level, the risk of enforcement action against us could increase because we may become subject to additional obligations, and the number of individuals or entities that can initiate actions against us may increase (including individuals, via a private right of action, and state actors).Other data privacy and security laws have been proposed at the federal, state, and local levels in recent years, which could further complicate compliance efforts.

Our obligations related to data privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or in conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources (including, without limitation, financial and time-related resources). These obligations may necessitate changes to our information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model. Collectively, these laws may increase our compliance costs and potential liability. Although we endeavor to comply with our published policies, other documentation, and all applicable privacy and security laws, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, our personnel or third parties upon whom we rely may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. For example, any failure by a third-party processor to comply with applicable law, regulations, or contractual obligations could result in adverse effects, including inability to operate our business and proceedings against us by governmental entities or others. If we fail, or are perceived to have failed, to address or comply with obligations related to data privacy and security, we could face government enforcement actions that could include investigations, fines, penalties, audits and inspections; additional reporting requirements and/or oversight; temporary or permanent bans on all or some processing of personal data; orders to destroy or not use personal data; and imprisonment of company officials. Further, individuals or other relevant stakeholders could sue us for our actual or perceived failure to comply with our data privacy and security obligations, including, without limitation, in class action litigation. Any of these events could have a material adverse effect on our reputation, business, or financial condition, and could lead to a loss of actual or prospective customers, collaborators or partners; result in an inability to process personal data or to operate in certain jurisdictions; limit our ability to develop or commercialize our products; or require us to revise or restructure our operations. Moreover, such suits, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business or have other material adverse effects. Additionally, we expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business.

We are subject to regulation by various federal, state and foreign agencies that require us to comply with a wide variety of regulations, including those regarding the manufacture of products, advertising and product label claims, the distribution of our products and environmental matters. Failure to comply with these regulations could subject us to fines, penalties and additional costs.

Some of our operations are subject to regulation by various United States federal agencies and similar state and international agencies, including the Department of Commerce, the FDA, the FTC, the Department of Transportation and the Department of Agriculture, and the California State Board of Pharmacy. These regulations govern a wide variety of product activities, from design and development to labeling, manufacturing, handling, sales, distribution of products, and promoting and advertising products. If we fail to comply with any of these regulations, we may be subject to fines or penalties, have to recall products and/or cease their manufacture and distribution, which would increase our costs and reduce our sales. We rely on outsourcing facilities for compounding our pharmaceutical-grade Niagen® ingredient. The bulk drug substances must appear on the FDA's "interim" list of bulk substances that may be used in compounding under Section 503B which are those bulk drug substances for which the FDA has determined there is a clinical need. If certain conditions are met, the FDA will exercise enforcement discretion concerning use of "interim" Category 1 substances pending evaluation of the substances for inclusion on the FDA's final list of bulk drug substances for which there is a clinical need. If the substances used in manufacturing and compounding our products are removed from this interim list or if the FDA determines not to place NRC on the final list of bulk drug substances for which there is a clinical need, it may subject us and our third-party partners to additional regulatory scrutiny.

We are pursuing an investigational new drug (IND) application with the FDA with respect to the potential for one of our patented NAD precursors to be used as a treatment for Ataxia telangiectasia (AT), a rare disease with less than 200,000 cases diagnosed in the U.S. per year, and have obtained Orphan Drug Designation (ODD) and Rare Pediatric Disease (RPD) designation from the FDA. There is no guarantee that our IND application will be successful, or that we will be able to successfully complete clinical trials or a new drug application for FDA approval for the use of our patented NAD precursor as a treatment for AT. We are also subject to various federal, state, local and international laws and regulations that govern the handling, transportation, manufacture, use and sale of substances that are or could be classified as toxic or hazardous substances. Some risk of environmental damage is inherent in our operations and the products we manufacture, sell, or distribute. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions. Any failure by us to comply with the applicable government regulations could also result in product recalls or impositions of fines and restrictions on our ability to carry on with or expand in a portion or possibly all of our operations. If we fail to comply with any or all of these regulations, we may be subject to fines or penalties, have to recall products and/or cease their manufacture and distribution, which would increase our costs and reduce our sales.

Government regulations of our customer's business are extensive and are constantly changing. Changes in these regulations can significantly affect customer demand for our products and services.

The process by which our customers' industries are regulated is controlled by government agencies and depending on the market segment can be very expensive, time consuming, and uncertain. Changes in regulations or the enforcement practices of current regulations could have a negative impact on our customers and, in turn, our business. At this time, it is unknown how the FDA will interpret and to what extent it will enforce Good Manufacturing Practices, and other regulations that will likely affect many of our customers. These uncertainties may have a material impact on our results of operations, as lack of enforcement or an interpretation of the regulations that lessens the burden of compliance for the dietary supplement marketplace may cause a reduced demand for our products and services.

Changes in government regulation related to regulatory approvals to market and sell our goods could adversely affect our ability to generate revenues.

The industries within which we operate are subject to stringent and constantly evolving regulations by a wide range of authorities worldwide. We believe our products are following all applicable regulations in those jurisdictions within which they are sold or marketed. We cannot predict how regulations will evolve or what new requirements may arise in the future and, if so, whether or how such changes may affect any products that we are developing or may attempt to develop. Depending on how regulations evolve, our goods may be suspended or may not be able to be marketed and sold in the United States or in other markets until we have achieved appropriate regulatory compliance as and if implemented by the FDA or other regulatory body. In certain markets and product categories, regulatory approval is a prerequisite for marketing and selling our products. These markets and categories may require adherence to specific regulatory standards, and any failure to obtain or maintain necessary approvals or changes in requirements in these regions could adversely impact our ability to sell our goods there. Satisfaction of regulatory requirements may take many years, is dependent upon the type, complexity and novelty of the product or service and would require the expenditure of substantial resources.

If regulatory clearance of a good that we propose to market and sell is granted, this clearance may be limited to those particular countries, states and conditions for which the good is demonstrated to be safe and effective, which could limit our ability to generate revenue. We cannot ensure that any good that we develop will meet all of the applicable regulatory requirements needed to receive marketing clearance. Failure to obtain regulatory approval will prevent commercialization of our goods where such clearance is necessary. There can be no assurance that we will obtain regulatory approval of our proposed goods that may require it.

Risks Related to the Securities Markets and Ownership of our Equity Securities

The market price of our common stock may be volatile and adversely affected by several factors.

The market price of our common stock could fluctuate significantly in response to various factors and events, including, but not limited to:

- our ability to develop and commercialize our products;
- our ability to integrate operations, technology, products and services;
- our ability to execute our business plan;
- our operating results are below expectations;
- our issuance of additional securities, including debt or equity or a combination thereof,;
- announcements of technological innovations or new products by us or our competitors;
- acceptance of and demand for our products by consumers;
- media coverage or social media attention regarding our industry or us;
- litigation, arbitration, or other adverse non-judicial proceedings;
- disputes with or our inability to collect from significant customers;
- loss of any strategic relationship;
- industry developments, including, without limitation, changes in healthcare policies or practices;
- economic and other external factors, including effects of inflationary pressures or higher interest rates;
- reductions in purchases from our large customers;
- sales of our common stock by us, our insiders or other stockholders;
- short positions, hedging, or other transactions in our securities;
- period-to-period fluctuations in our financial results; and
- whether an active trading market in our common stock develops and is maintained.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

We have not paid cash dividends in the past and do not expect to pay cash dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends on our capital stock in the foreseeable future. The payment of dividends on our capital stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if the common stock price appreciates.

We have a significant number of outstanding options and unvested restricted stock units. Future sales of these shares could adversely affect the market price of our common stock.

As of December 31, 2024, we had outstanding options for an aggregate of approximately 10.4 million shares of common stock at a weighted average exercise price of $3.27 per share and approximately 0.6 million of unvested restricted stock units. The holders may sell many of these shares in the public markets from time to time, without limitations on the timing, amount or method of sale. As and when our stock price rises, if at all, more outstanding options will be in-the-money and the holders may exercise their options and sell a large number of shares. This could cause the market price of our common stock to decline.

Our ability to use our net operating loss (NOL) carryforwards and certain other tax attributes may be limited.

Our federal net operating losses (NOLs) generated in taxable years beginning on or prior to December 31, 2017 could expire unused. Under current law, federal NOLs incurred in taxable years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOLs in tax years beginning after December 31, 2017, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal tax laws. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation's ability to use its pre-change NOL carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. As a result, if we earn net taxable income, our ability to use our pre-ownership change NOL carryforwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Our bylaws, as amended (Bylaws) provide that the Court of Chancery of the State of Delaware is the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Bylaws provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to our company or our stockholders, (iii) any action asserting a claim against our company arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or Bylaws, or (iv) any action asserting a claim against our company governed by the internal affairs doctrine.

This choice of forum provision may limit a stockholder's ability to bring certain claims in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. While the Delaware courts have determined that such choice of forum provisions are facially valid and several state trial courts have enforced such provisions, there is no guarantee that courts of appeal will affirm the enforceability of such provisions and a stockholder may nevertheless seek to bring a claim in a venue other than that designated in the exclusive forum provision. If a court were to find this choice of forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

General Risks

We may become involved in securities class action litigation that could divert management's attention and harm our business.

The stock market has experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of the companies involved. If these fluctuations occur in the future, the market price of our shares could fall regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. If the market price or volume of our shares suffers extreme fluctuations, then we may become involved in this type of litigation, which would be expensive and divert management's attention and resources from managing our business.

As a public company, we may also from time to time make forward-looking statements about future operating results and provide some financial guidance to the public markets. Projections may not be made in a timely manner, or we might fail to reach expected performance levels and could materially affect the price of our shares. Any failure to meet published forward-looking statements that adversely affect the stock price could result in losses to investors, stockholder lawsuits or other litigation, sanctions or restrictions issued by the Securities and Exchange Commission.

Our failure to establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements, our failure to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which in turn could cause the trading price of our common stock to decline.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable and timely financial statements and disclosures. If we identify material weaknesses in our internal controls and/or fail to establish and maintain effective controls and procedures and internal control over financial reporting it could result in material misstatements in our financial statements and/or a failure to meet our reporting and financial obligations, each of which could have a material adverse effect on our financial condition and the trading price of our common stock. The SEC has adopted new rules regarding climate change that, while stayed pending the resolution of various legal challenges, will require significant new disclosure obligations of us and requires us to update and develop our controls to accommodate these new obligations if implemented as adopted.

Environmental, social and governance matters may impact our business and reputation.

Companies across many industries are facing increased scrutiny, including by consumers, investors, employees and other stakeholders, as well as by governmental and non-governmental organizations surrounding environmental, social and governance (ESG) practices. This increased scrutiny and changing expectations with respect to the Company's ESG practices as well as new rules and regulations may result in additional costs or risks. The State of California recently passed the Climate Corporate Data Accountability Act and the Climate-Related Financial Risk Act that, if not overturned or amended, will impose broad climate-related disclosure obligations on certain companies doing business in California, starting in 2026. New or revised laws and regulations or new interpretations of existing laws and regulations, such as those related to climate change, could affect the operation of our properties or result in significant additional expense and restrictions on our business operations. If we are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate responsibility are inadequate. We risk damage to our brand and reputation in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies, which could lead to the loss of existing or potential customers and reduced sales. There can be no assurance that investors or other constituents will not publicly advocate for us to not make corporate governance changes or engage in corporate actions and responding to challenges could be costly and time consuming.

Developing and achieving ESG initiatives may result in increased costs in our supply chain, fulfillment, and/or corporate business operations, and could deviate from our initial estimates and have a material adverse effect on our business and financial condition. Furthermore, if our competitors' corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest with our competitors instead. Investor advocacy groups, certain institutional investors, investment funds and other influential investors have been increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. Topics taken into account in such assessments include, among others, the company's efforts and impacts on climate change and human rights, ethics and compliance with law and the role of the Company's board of directors in supervising various sustainability issues. In addition, in recent years, "anti-ESG" sentiment has gained momentum across the U.S., with several states and Congress having proposed or enacted "anti-ESG" policies, legislation, or initiatives, and the President having recently issued an executive order opposing diversity equity and inclusion ("DEI") initiatives in the private sector. Institutional investors and proxy advisory firms have also updated their guidelines and expectations with respect to ESG and DEI initiatives. Such anti-ESG and anti-DEI-related policies, legislation, initiatives, litigation, and scrutiny could result in us facing additional compliance obligations, becoming the subject of investigations and enforcement actions, or sustaining reputational harm. In light of investors' and other stakeholders' increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet our investors' or society's ESG expectations. While our mission is to promote healthy aging, if our ESG practices do not meet investor or other industry stakeholder expectations, which continue to evolve, we may incur additional costs and our brand's ability to attract and retain qualified employees and business may be harmed.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, the Biden administration and Congress have proposed various U.S. federal tax law changes, which if enacted could have a material impact on our business, cash flows, financial condition or results of operations. In addition, it is uncertain if and to what extent various states will conform to federal tax laws. Future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

We have a limited operating history in China and our ability to develop successful channels in China will be subject to certain legal, political, economic and social uncertainties.

We intend to seek partners and paths to expand our operations in China, but there is no guarantee that we will be able to do so. In 2022, we entered into an agreement to form a joint venture to expand our opportunities in mainland China, Hong Kong, Macau and Taiwan, but have effectively terminated the joint venture after we were unable to achieve Blue Hat Registration. Our ability to pursue successful expansion in China is subject to general, as well as industry-specific, economic, political and legal developments and risks in China. The Chinese government exercises significant control over the Chinese economy, including but not limited to, controlling capital investments, allocating resources, setting monetary policy, controlling and monitoring foreign exchange rates, implementing and overseeing tax regulations, providing preferential treatment to certain industry segments or companies and issuing necessary licenses to conduct business.

Our operations, whether through a new joint venture or otherwise, will be subject to laws and regulations applicable to foreign investment in China. There are uncertainties regarding the interpretation and enforcement of laws, rules and policies in China. Because many laws and regulations are relatively new, the interpretations of many laws, regulations and rules are not always uniform. Moreover, the interpretation of statutes and regulations may be subject to government policies reflecting domestic political agendas. Enforcement of existing laws or contracts based on existing law may be uncertain and sporadic. As a result of the foregoing, it may be difficult for us to obtain swift or equitable enforcement of laws ostensibly designed to protect companies like ours, which could have a material adverse effect on our business and results of operations.

Our shares of common stock may be thinly traded, so you may be unable to sell at or near ask prices or at all.

We cannot predict the extent to which an active public market for our common stock will develop or be sustained. This situation may be attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community who generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we have become more seasoned and viable. As a consequence, there may be periods of several days or weeks when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot assure you that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained or not diminish.

Stockholders may experience significant dilution if future equity offerings are used to fund operations or acquire complementary businesses.

If future operations or acquisitions are financed through the issuance of additional equity securities, stockholders could experience significant dilution. Securities issued in connection with future financing activities or potential acquisitions may have rights and preferences senior to the rights and preferences of our common stock. In addition, the issuance of shares of our common stock upon the exercise of outstanding options or warrants may result in dilution to our stockholders.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We are a global bioscience company dedicated to healthy aging. In the ordinary course of our business, we may collect, process, store and transmit proprietary, confidential and sensitive information, including personal information (including health information), intellectual property, trade secrets, and proprietary business information owned or controlled by ourselves or other parties. We use our data centers and our networks, and those of third parties, to store and access our proprietary business and other sensitive information. We rely upon third parties service providers and technologies to operate critical business systems to process confidential and personal information in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, employee email, and other functions. We have established cybersecurity risk management policies and procedures aimed at safeguarding the confidentiality, integrity, and availability of our critical systems and information, including those involving third-party service providers. Further, we are actively working to enhance our policies and procedures into a more comprehensive cybersecurity risk management program, our current measures are designed to address cybersecurity risks effectively. Our cybersecurity risk management policies and procedures include the Incident Management Plan.

We design and assess our policies and procedures based on the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF framework). This does not imply that we follow or meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF framework as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. For example, we periodically perform independent third-party security audits and assess potential risks.

Our cybersecurity risk management policies and procedures are integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management policies and procedures include:

– risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

– a security team, led by our Vice President of IT (VP of IT), principally responsible for managing our (1) cybersecurity risk assessment processes, (2) security controls, and (3) responses to cybersecurity incidents;

– the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls and designed to anticipate cyber-attacks and prevent breaches;

– cybersecurity awareness training of our employees, incident response personnel, and senior management;

– a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

– a third-party risk management process for service providers, suppliers, and vendors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function. In connection with the Audit Committee's oversight of the Company's risk management, the Audit Committee reviews with management, as appropriate, the Company's cybersecurity risk exposure and the steps management has taken to monitor or mitigate such exposure, including reviewing risk assessments from management with respect to our information technology systems and procedures, and overseeing our cybersecurity risk management processes. In addition, management will update the Audit Committee and the full Board, as necessary, regarding cybersecurity incidents that we may experience.

Our management team, including our VP of IT, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management policies and procedures and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team's cybersecurity risk management is led by our VP of IT, who has experience across technology-enabled growth, information security, infrastructure, operations and compliance.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

Item 2. Properties

As of December 31, 2024, we lease (i) approximately 10,000 square feet of office space in Los Angeles, California with roughly two years remaining on the lease, (ii) approximately 20,000 square feet of space for a research and development laboratory in Longmont, Colorado with roughly one year remaining on the lease, and (iii) approximately 8,000 square feet of office space in Tustin, California with roughly four years remaining on the lease. We do not own any real estate. The below table illustrates the use of each property by our business segments.

Business Segment	Property Used
Consumer Products	All properties
Ingredients	All properties
Analytical Reference Standards and Services	All properties

For the year ended December 31, 2024, our total annual rent expense was approximately $1,314,000.

Item 3. Legal Proceedings

The information set forth under the heading "Legal Proceedings" in Note 16, *Commitments and Contingencies*, in Notes to the Consolidated Financial Statements in Item 8 of Part II of this Form 10-K, is incorporated herein by reference. For additional discussion of certain risks associated with legal proceedings, see Item 1A, Risk Factors.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Since April 25, 2016, our common stock has been traded on The Nasdaq Capital Market (Nasdaq) under the symbol "CDXC." On March 3, 2025, the closing sale price was $5.50.

Holders of Our Common Stock

As of March 3, 2025, we had approximately 36 registered holders of record of our common stock, which does not include stockholders who hold shares in street name or stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have not declared or paid any cash dividends on our common stock during either of the two most recent fiscal years and have no current intention to pay any cash dividends. Our ability to pay cash dividends is governed by applicable provisions of Delaware law and is subject to the discretion of our Board of Directors.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

None.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere this Form 10-K. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report on Form 10-K. We encourage you to review the risks and uncertainties described in Part I. Item 1A. Risk Factors and Cautionary Notice Regarding Forward-Looking Statements.

Overview

ChromaDex Corporation and its wholly owned subsidiaries, ChromaDex, Inc., ChromaDex International, Inc., ChromaDex Analytics, Inc., ChromaDex Asia Limited, Asia Pacific Scientific, Inc., ChromaDex Asia Pacific Ventures Limited, ChromaDex Europa B.V., ChromaDex Trading (Shanghai) Co., Ltd. and ChromaDex Sağlik Ürünleri Anonim Şirketi (collectively, "ChromaDex", the "Company" or, in the first person as "we" "us" and "our") are a global bioscience company dedicated to healthy aging. Our team, which includes world-renowned scientists, is pioneering research on nicotinamide adenine dinucleotide (NAD+), an essential coenzyme that is a key regulator of cellular metabolism and is found in every cell of the human body. NAD+ levels in humans have been shown to decline by up to 65% between ages 30 and 70. In addition to age, other factors linked to NAD+ depletion include poor diet, excess alcohol consumption and a number of disease states. NAD+ levels may be increased with administration of NAD+ precursors, calorie restriction and moderate exercise. We are at the forefront of exploring effective methods to increase NAD+ levels and support healthy aging.

In 2013, we commercialized food-grade Niagen®, a proprietary form of NRC, a novel form of vitamin B3, as both a dietary and food ingredient. In 2024, we launched Niagen+, a product line for healthcare practitioners and clinics, featuring pharmaceutical-grade Niagen®. Nicotinamide riboside chloride and other NAD+ precursors are protected by our patent and/or licensed rights portfolio. We deliver Niagen® as the sole active ingredient in our consumer product Tru Niagen®. We additionally offer consumer products containing Niagen® in combination with other nutrients, such as, but not limited to, Tru Niagen® Immune. Our ingredients segment develops and commercializes proprietary-based ingredient technologies and supplies these ingredients as raw material to the manufacturers of consumer products and U.S. FDA-registered 503B outsourcing facilities. Pharmaceutical-grade Niagen® products are available exclusively at clinics with a prescription. Our Analytical Reference Standards and Services segment focuses on natural product fine chemicals, known as phytochemicals, and related research and development services.

Our operations are subject to regulation by various state and federal agencies. Dietary supplements are subject to FDA, FTC and U.S. Department of Agriculture regulations relating to composition, labeling and advertising claims. These regulations may in some cases, particularly with respect to those applicable to new ingredients, require a notification that must be submitted to the FDA along with evidence of safety and similar regulations exist related to food additives.

The discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements requires making estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported net sales and expenses during the reporting periods. On an ongoing basis, we evaluate such estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Activities

Joint Venture

On September 27, 2024, we notified Hong Kong (China) Taikuk Group Ltd ("Taikuk") that we would not extend the Blue Hat registration period for our joint venture ("JV"), which expired on October 1, 2024. As a result, Blue Hat Registration is no longer possible, and no amounts related to the Blue Hat Registration Fee or the 11% non-voting interest have been or will be recognized. On December 16, 2024, we exercised our Right of Repurchase, buying back the 11% non-voting interest from Taikuk for $1, effectively terminating the Shareholders Agreement.

The JV was originally formed on September 30, 2022, through our indirect wholly owned subsidiary, Asia Pacific Scientific, Inc., to commercialize Tru Niagen® and other nicotinamide riboside-containing products in Mainland China. Taikuk agreed to contribute $1.0 million in exchange for an 11% non-voting equity interest, while we retained an 89% equity interest and full voting control. The agreement was contingent on securing Blue Hat registration within 24 months, with an option to repurchase Taikuk's interest if registration was not obtained. With the expiration of the registration period, we have now fully regained ownership of the JV.

Amendment to the At Market Issuance Sales Agreement

On November 20, 2024, we entered into an amendment (the "Amendment") to the At Market Issuance Sales Agreement, dated as of June 12, 2020 (the "Sales Agreement") governing the Company's "at-the-market" equity offering program for its common stock, par value $0.001 per share, in order to, among other things, revise the list of Sales Agents under the program to include Roth Capital Partners, LLC ("Roth Capital Partners") and remove B. Riley Securities, Inc. (formerly B. Riley FBR, Inc.) as Sales Agent. As a result of the Amendment, Raymond James & Associates, Inc. and Roth Capital Partners will continue as the Sales Agents pursuant to the Sales Agreement.

Supplemental Agreement - Royalties

On November 27, 2024, we entered into a Supplemental Agreement (the "Supplemental Agreement") with the Trustees of Dartmouth College ("Dartmouth," and together with ChromaDex, the "Parties"). The Supplemental Agreement supplements the exclusive license agreements entered into between the Parties dated July 13, 2012 (as amended and restated as of March 13, 2017 and December 29, 2020, the "2012 Agreement") and May 16, 2014 (together with the 2012 Agreement, the "Exclusive License Agreements") pursuant to which we received an exclusive license under Dartmouth-owned U.S. patents (the "Dartmouth Patents").

Under the Supplemental Agreement, Dartmouth agreed, subject to certain conditions specified in the Supplemental Agreement and the fulfillment of our obligations under the Agreement, (i) to waive certain accrued but unpaid royalties, license fees, and maintenance expenses owed by us under the Exclusive License Agreements, which totaled an aggregate of $3.5 million, and (ii) that no additional royalties, license fees, maintenance or other expenses or other payments will be assessed by Dartmouth or payable by the us to Dartmouth for the Dartmouth Patents after the effective date of the Agreement. The waiver was contingent upon us securing a bond (the "Appeal Bond") for the amount of the fee judgement, if any, related to the Delaware patent infringement case against Elysium Health, Inc. filed by us and Dartmouth relating to the Dartmouth Patents. On November 21, 2024, the Appeal Bond was secured through a letter of credit issued on our behalf. As a result, for the year ended December 31, 2024, we reversed $3.5 million of previously accrued royalties, license fees, and maintenance expenses under accrued expenses in our Consolidated Balance Sheets and recorded a reduction in royalty expense, license fees, and maintenance expenses in general and administrative expenses in our Consolidated Statements of Operations. Information regarding the Delaware patent infringement case against Elysium Health, Inc. is set forth under the heading "*Legal Proceedings*" in Note 16, *Commitments and Contingencies*, in Notes to the Consolidated Financial Statements in Item 8 of Part II of this Form 10-K,

Purchase Commitments

Effective January 1, 2025, the Company entered into a Tenth Amendment to the Manufacturing and Supply Agreement (the "Grace Manufacturing Agreement"), initially effective in January 2016. In January 2019, Grace was issued patents related to the crystalline form of NR chloride which limit the Company's ability to find alternatives for supply (Grace Patents). Pursuant to the Tenth Amendment and the manufacturing and supply agreement with the aforementioned third party, the Company is committed to purchase approximately $4.8 million of total inventory between January 1, 2025 and March 31, 2025. The Grace Manufacturing Agreement is set to expire on March 31, 2025, subject to further renewal of the Agreement to be negotiated by the parties. Additionally, under the Tenth Amendment, the Company and Grace maintain a binding six-month rolling forecast, which is updated monthly. As of December 31, 2024, this forecast obligates the Company to purchase approximately $11.2 million of total inventory between January 1, 2025 and June 30, 2025. Any failure to extend the Grace Manufacturing Agreement on satisfactory terms could potentially have a material adverse impact on the Company's financial results and strategic position, as outlined in Item 1A. Risk Factors in this Annual Report on Form 10-K, "*We rely on a single supplier, W.R. Grace, for NRC and a limited number of third-party suppliers for the raw materials required to produce our products.*"

Results of Operations

Our results of operations for the years ended December 31, 2024 and 2023 are as follows:

		Year Ended December 31,		
(In thousands)		**2024**		**2023**
Sales	$	**99,597**	$	83,570
Cost of sales		**38,011**		32,790
Gross profit		**61,586**		50,780
Operating expenses				
Sales and marketing		**29,469**		26,438
Research and development		**6,016**		4,958
General and administrative		**18,375**		24,983
Nonoperating expenses:				
Interest income, net		**1,129**		661
Income before provision for income taxes		**8,855**		(4,938)
Provision for income taxes		**305**		—
Net income (loss)	$	**8,550**	$	(4,938)

Our income (loss) per share applicable to common stockholders for the years indicated is calculated as follows:

		Year Ended December 31,		
(In thousands, except per share data)		**2024**		**2023**
Numerator:				
Net income (loss)		**8,550**		(4,938)
Denominator:				
Weighted average common shares outstanding for basic earnings per share (1)		**75,929**		74,985
Plus: incremental shares from assumed exercise of options and assumed vesting of restricted stock (2)		**2,196**		—
Adjusted weighted average common shares outstanding for diluted earnings per share		**78,125**		74,985
Earnings (Loss) Per Share:				
Basic net income (loss) per common share	$	**0.11**	$	(0.07)
Diluted net income (loss) per common share	$	**0.11**	$	(0.07)

(1) Includes a weighted average of approximately 167,000 and 174,000 nonvested shares of restricted stock for the years ended December 31, 2024 and 2023, respectively, which are participating securities that feature voting and dividend rights.

(2) Options and restricted stock outstanding, which are anti-dilutive and therefore not factored into the weighted average common shares amount above, for the years ended December 31, 2024 and 2023 were as follows:

		Year Ended December 31,		
(In thousands)		**2024**		**2023**
Stock options		**4,087**		11,622
Restricted stock units		**—**		589

Net Sales. Net sales consist of gross sales less discounts and returns. Our total net sales grew from $59.3 million in 2020 to $99.6 million in 2024, representing a 14% compound annual growth rate.

5-Year Net Sales Trend (In Millions)



Total net sales by reportable segment for the years ended December 31, 2024 and 2023 are as follows:

	Year Ended December 31,		
($ In thousands)	**2024**	**2023**	**% Change**
Net sales:			
Consumer Products	$ **76,772**	$ 69,528	10 %
Ingredients	**19,814**	11,137	78
Analytical reference standards and services	**3,011**	2,905	4
Total net sales	$ **99,597**	$ 83,570	19 %

In 2024, our total net sales increased 19%, up $16.0 million, from 2023.

- In 2024, Tru Niagen® sales increased by $7.2 million, or 10%, compared to 2023. This growth was primarily driven by a $6.7 million increase in sales from our e-commerce business, along with higher sales to distributor partners. These gains were partially offset by a decline of approximately $0.3 million in sales to A.S. Watson, which was considered a related party for part of the year.

- In 2024, total ingredient sales were the primary driver of overall sales growth, increasing by $8.7 million, or 78%, compared to 2023. This growth was primarily attributed to the expansion of new partnerships and the strengthening of existing ones, particularly within our food-grade Niagen® ingredient business, which contributed $7.0 million in higher net sales. Additionally, the launch of our pharmaceutical-grade Niagen® ingredient in 2024 generated $1.7 million in new sales.

- Net sales for our analytical reference standards and services segment increased slightly by $0.1 million in 2024 compared to 2023, primarily due to higher sales of quality-control reference standard products. Sales in this segment fluctuate based on the timing of customer projects.

Cost of Sales. Costs of sales include raw materials, labor, overhead and delivery costs. The following table sets forth our total cost of sales by reportable segment:

($ In thousands)	\$ 2024 Amount	2024 % of net sales	2023 Amount	2023 % of net sales	Change % of net sales (in basis points)
Cost of sales:					
Consumer Products	$ 27,478	36 %	$ 24,755	36 %	—
Ingredients	7,808	39	4,980	45	(600)
Analytical reference standards and services	2,725	91	3,055	105	(1,400)
Total cost of sales	$ 38,011	38 %	$ 32,790	39 %	(100)

Total cost of sales, as a percentage of net sales, remained relatively stable improving a slight 100 basis points in 2024 compared to 2023. Changes in cost of sales, as a percentage of net sales, were primarily driven by the following:

- Cost of sales, as a percentage of net sales, for our consumer products segment can fluctuate due to business mix, product mix, inflationary costs, and optimization efforts in our supply chain, among other factors. For the year ended December 31, 2024, our consumer products segment maintained a stable cost of sales, as a percentage of net sales, at 36% compared to the same period in 2023.

- Cost of sales as a percentage of net sales in our ingredients segment is influenced by various factors, including inventory purchase costs, fixed supply chain overhead, and transportation and storage expenses. In 2024, cost of sales as a percentage of net sales improved by 600 basis points compared to 2023, primarily due to better labor and overhead utilization rates driven by higher sales, as well as shifts in product mix following the launch of our pharmaceutical-grade Niagen®.

- Cost of sales as a percentage of net sales in our analytical reference standards and services segment is influenced by various factors, including inventory purchase costs, fixed supply chain overhead, and transportation and storage expenses. In 2024, cost of sales as a percentage of net sales improved by 1,400 basis points compared to 2023, primarily due to a restructuring of supply chain overhead costs related to reference standards, which resulted in cost efficiencies. This realignment also impacted sales and marketing expense.

Gross Profit (Loss). Gross profit (loss) is net sales less the cost of sales and is affected by a number of factors, including business and product mix, competitive pricing and costs of products, labor, overhead, services and delivery. Since 2020, total gross profit grew from $35.3 million to $61.6 million in 2024, representing a 15% compound annual growth rate. For fiscal year 2024 gross profit increased $10.8 million, or 21%, compared to 2023. Our overall gross margin percentage remained strong at 61.8% for fiscal year 2024, increasing 100 basis points compared to 2023.



Gross Profit and Gross Margin Trends ($ In Millions)

The following table sets forth our total gross profit (loss) by reportable segment:

		Year Ended December 31,		
($ In thousands)		2024	2023	% Change
Gross profit (loss):				
Consumer Products	$	49,294	$ 44,773	10 %
Ingredients		12,006	6,157	95
Analytical reference standards and services		286	(150)	291
Total gross profit	$	61,586	$ 50,780	21 %

For details supporting year-over-year changes in gross profit (loss) refer to the discussions above surrounding changes in our net sales and cost of sales for each segment.

Operating Expenses - Sales and Marketing. Sales and marketing expense consists of salaries, advertising, public relations, marketing expenses and commissions. Sales and marketing expense by reportable segment is as follows:

			Year Ended December 31,			Change
		2024		2023		
($ In thousands)		Amount	% of net sales	Amount	% of net sales	% of net sales (in basis points)
Advertising expenses:						
Consumer Products	$	11,102	14 %	$ 10,259	15 %	(100)
Ingredients		—	—	—	—	0
Analytical reference standards and services		—	—	—	—	0
Total advertising expenses	$	11,102	11 %	$ 10,259	12 %	(100)
Marketing expenses:						
Consumer Products	$	8,346	11 %	$ 7,354	11 %	0
Ingredients		195	1	—	—	100
Analytical reference standards and services		4	—	10	—	0
Total marketing expenses	$	8,545	9 %	$ 7,364	9 %	0
Selling expenses:						
Consumer Products	$	9,285	12 %	$ 8,401	12 %	0
Ingredients		40	—	52	—	0
Analytical reference standards and services		497	17	362	12	500
Total selling expenses	$	9,822	10 %	$ 8,815	11 %	(100)
Total sales and marketing expenses:						
Consumer Products	$	28,733	37 %	$ 26,014	37 %	0
Ingredients		235	1	52	—	100
Analytical reference standards and services		501	17	372	13	400
Total sales and marketing expenses	$	29,469	30 %	$ 26,438	32 %	(200)

Total sales and marketing expenses increased by $3.0 million, or 11%, to $29.5 million in 2024 compared to $26.4 million in 2023. As a percentage of net sales, total sales and marketing expenses improved by 200 basis points to 30% in 2024 from 32% in 2023. Changes in sales and marketing expense, as a percentage of net sales, were primarily driven by the following:

- For our consumer products segment, sales and marketing expenses increased by $2.7 million to $28.7 million in 2024 compared to $26.0 million in 2023, remaining at 37% of net sales in both years.

  ◦ Advertising expenses increased by $0.8 million to $11.1 million in 2024 from $10.3 million in 2023. However, as a percentage of net sales, advertising expenses declined by 100 basis points to 14% in 2024, reflecting a higher return on advertising spend.

  ◦ Marketing expenses increased by $1.0 million to $8.3 million in 2024 compared to $7.4 million in 2023, while remaining at 11% of net sales in both years. The increase was driven by higher investments in public relations, headcount, website developments and promotional activities.

  ◦ Selling expenses increased by $0.9 million to $9.3 million in 2024 compared to $8.4 million in 2023. As a percentage of net sales, selling expenses remained at 12%, consistent with 2023.

- For our ingredients segment, sales and marketing expense increased to $235,000 in 2024 from $52,000 in 2023, reflecting increased promotional activities as well as the launch of the pharmaceutical-grade Niagen® ingredient. As a percentage of net sales, sales and marketing expenses remained low at 1%.

  ◦ Marketing expenses increased to $195,000 in 2024 due to efforts in building brand awareness for the Niagen Plus product line featuring pharmaceutical-grade Niagen®.

  ◦ Selling expenses decreased in 2024 from 2023, though they remained minimal in absolute dollars and as a percentage of net sales.

- For our analytical reference standards and services segment, sales and marketing expense increased to $501,000 in 2024 from $372,000 in 2023. As a percentage of net sales, these expenses increased by 400 basis points to 17% in 2024 from 13% in 2023.

  ◦ Marketing expenses decreased in 2024 from 2023, though they remained minimal in absolute dollars and as a percentage of net sales.

  ◦ Selling expenses increased by $135,000 to $497,000 in 2024 from $362,000 in 2023. As a percentage of net sales, selling expenses increased by 500 basis points, primarily due to realignment of internal employee structures. This realignment also contributed to improvements in cost efficiencies in cost of sales.

Operating Expenses - Research and Development. Research and development (R&D) expenses consist primarily of headcount, clinical trials, product development and process development expenses. Research and development expenses by reportable segment were as follows:

($ In thousands)	Year Ended December 31,		% Change
	2024	**2023**	
R&D expenses:			
Consumer Products	$ 4,782	$ 4,273	12 %
Ingredients	1,234	685	80
Total R&D expenses	$ 6,016	$ 4,958	21 %

- We allocate R&D expenses related to our Niagen® branded ingredient to the consumer products and ingredients segments based on recorded revenues. For the year ended December 31, 2024, total R&D expenses increased by $1.1 million compared to 2023, reflecting increased investment in key R&D initiatives, including support for the launch of the Niagen Plus product line featuring pharmaceutical-grade Niagen®. This increase was partially offset by a $0.3 million refund related to a discontinued R&D project.

Operating Expenses - General and Administrative. General and administrative expense consists of general company administration, legal, royalties, IT, accounting and executive management expenses. General and administrative expenses are not allocated by segment and instead are classified under our Corporate and Other category. General and administrative expense for the years indicated were as follows:

	Year Ended December 31,		
($ In thousands)	**2024**	**2023**	**% Change**
General and administrative	$ 18,375	$ 24,983	(26)%

Total general and administrative expenses decreased by $6.6 million, or 26%, for the year ended December 31, 2024, compared to 2023. This decrease was primarily driven by a $3.7 million net reduction in royalty expenses due to the reversal of previously recognized royalties, a $2.2 million reduction in credit loss expense resulting from a recovery of credit losses compared to higher provisions in the prior year, and a $1.5 million decrease in executive and administrative wages. These reductions were partially offset by a $0.8 million increase in professional and consulting service expenses. For additional details regarding the reversed royalty expense and recovery of credit losses see Note 16, *Commitments and Contingencies,* under the headings *Royalties* and *Legal Proceedings,* respectively in the Notes to the Consolidated Financial Statements, included in Part II, Item 8 of this Form 10-K.

Nonoperating income - Interest Income, net. Interest income, net consists of interest earned from bank deposit accounts and investments in money market funds managed by banks less interest expenses from the line of credit arrangement and finance leases. Interest income, net totaled $1.1 million and $0.7 million for the years ended December 31, 2024 and 2023, respectively.

Net Income (Loss). Net income (loss) is gross profit (loss) less total operating expenses plus nonoperating income, net. Since 2020, total net loss has improved from $(19.9) million to a net income of $8.6 million in 2024. For the year ended December 31, 2024, net income (loss) improved $13.5 million, or 273%, compared to prior year ended December 31, 2023.



5-Year Net Income (Loss) Trend ($ In Millions)

Depreciation and Amortization. Depreciation expense was $663,000 and $870,000 for the years ended December 31, 2024 and 2023, respectively. We depreciate our assets on a straight-line basis, based on the estimated useful lives of the respective assets.

Amortization expense of intangible assets was $151,000 and $158,000 for the years ended December 31, 2024 and 2023, respectively. We amortize intangible assets using a straight-line method, generally over 10 years. For licensed patent rights, the useful lives are 10 years or the remaining term of the patents underlying licensing rights, whichever is shorter. The useful life of subsequent milestone payments that are capitalized match the remaining useful life of the initial licensing payment that was originally capitalized. During the year ended December 31, 2023, we identified intangible assets which were impaired due to the cessation of use of certain intellectual properties, resulting in an impairment charge of $3,000 and the removal of the intangible balances from the gross asset and accumulated amortization amounts approximating $630,000 and $627,000, respectively. Amortization expense of right-of-use assets for the year ended December 31, 2024 was $670,000 compared to $677,000 for the year ended December 31, 2023.

Income Taxes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the year ended December 31, 2024, the Company's effective tax rate was 3.5%. The Company reduced its valuation allowance by approximately $2.1 million to $44.3 million as of December 31, 2024 from $46.4 million as of December 31, 2023. For the year ended December 31, 2023, the Company maintained a full valuation allowance against the entire deferred income tax balance which resulted in an effective tax rate of 0%. As defined in ASC 740, Income Taxes, future realization of the tax benefit will depend on the existence of sufficient taxable income, including the expectation of continued future taxable income.

Trade Receivables. As of December 31, 2024, we had approximately $7.8 million in trade receivables, reflecting an increase from approximately $5.2 million as of December 31, 2023. The increase in trade receivables is primarily attributed to variations in the timing of customer orders and collections.

Inventories. As of December 31, 2024, we had approximately $9.2 million in inventory, compared to approximately $14.5 million as of December 31, 2023. As of December 31, 2024, our inventory consisted of approximately $7.9 million of consumer products, $0.8 million of bulk ingredients and $0.5 million of reference standards. Consumer products inventory consists of Tru Niagen® branded finished bottles of dietary supplement products and related work-in-process inventory. Bulk ingredients are proprietary compounds sold to customers in larger quantities, typically in kilograms. These ingredients are used by our customers in the dietary supplement, food and beverage industries to manufacture their final products and 503B outsourcing facilities which are able to compound our ingredient into intravenous and injectable forms. Reference standards are small quantities of plant-based compounds typically used to research an array of potential attributes or for quality control purposes. The Company boasts an extensive catalog featuring a wide array of phytochemicals and botanical reference materials. Our on hand inventory includes a variety of these substances, stocked in small quantities predominantly measured in grams and milligrams.

The Company regularly reviews inventories on hand and reduces the carrying value for slow-moving and obsolete inventory, inventory not meeting quality standards and inventory subject to expiration. The reduction of the carrying value for slow-moving and obsolete inventory is based on current estimates of future product demand, market conditions and related management judgment. Any significant unanticipated changes in future product demand or market conditions that vary from current expectations could have an impact on the value of inventories.

We strive to optimize our supply chain as we constantly search for better and more reliable sources and suppliers. By doing so, we believe we can lower the costs of our inventory and yield higher gross profit. In addition, we continuously work with our suppliers and partners to develop more efficient manufacturing methods in an effort to lower the costs of our inventory.

Accounts Payable. As of December 31, 2024, we had $8.5 million in accounts payable compared to approximately $10.2 million as of December 31, 2023 driven by the timing of purchases and payments to our vendors.

Liquidity and Capital Resources

For the year ended December 31, 2024, we recorded a net income of approximately $8.6 million and operating activities provided cash of $12.1 million. However, from inception through December 31, 2024, we have incurred aggregate losses of $181.9 million. These losses are primarily due to expenses associated with the development and expansion of our operations and investments to protect our intellectual property, including litigation-related expenses. Historically, these operations have been financed through capital contributions, primarily through the issuance of common stock in private placements, and cash generated from sales.

Our board of directors periodically reviews our capital requirements in light of our proposed business plan. Our future capital requirements will be influenced by several factors, including cash flows from operations, sales growth, optimized gross profit margins, reduced selling and marketing expense as a percentage of net sales, continued customer relationship development, and the ability to successfully market new and existing products. However, based on our results from operations, we may determine that we need additional financing to implement our long-term business plan. There can be no assurance that any such financing will be available on terms favorable to us or at all. Without adequate financing we may have to delay or terminate product and service expansion and curtail certain selling, general and administrative expenses. Any inability to raise additional financing would have a material adverse effect on us.

As of December 31, 2024, our cash and cash equivalents totaled approximately $44.7 million, including $152,000 of restricted cash. Our cash and cash equivalents as of December 31, 2024 consisted of bank deposits and short-term investments of highly liquid investment-grade debt instruments with an original maturity of three months or less. Additionally, as of December 31, 2024, we had purchase obligations of approximately $11.2 million related to inventory purchase commitments and approximately $2.9 million related to future minimum lease obligations to be paid over six months and four years, respectively. As of December 31, 2024 and 2023, we had no material off-balance sheet arrangements and no borrowings outstanding under our line of credit.

We anticipate that our current unrestricted cash and cash equivalents and cash to be generated from net sales will be sufficient to meet our financial obligations as they become due over at least the next twelve months and beyond. However, we may seek additional funds to support both our short-term and long-term operating objectives, either through additional equity or debt financings or collaborative agreements or from other sources.

As a result of various macroeconomic factors such as rising interest rates, inflation, bank failures and geopolitical uncertainties, the global credit and financial markets have experienced extreme volatility, including diminished liquidity and credit availability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. If equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult to obtain, more costly and/or more dilutive.

Net cash provided by operating activities. Cash provided by operating activities is net income (loss) adjusted for certain non-cash items and changes in operating assets and liabilities. Net cash provided by operating activities was $12.1 million for the year ended December 31, 2024, compared to $7.1 million for the year ended December 31, 2023, representing an increase of $5.0 million. This improvement was primarily driven by a $13.5 million increase in net income, partially offset by a $3.5 million reversal of previously accrued royalties, a $2.2 million reduction in credit loss expense due to a recovery of credit losses compared to higher provisions in the prior year, and a $3.5 million relative increase in trade receivables. We expect operating cash flows to fluctuate in future periods due to variations in operating results, shipment schedules, trade receivable collections, inventory management, and payment timing, among other factors.

Net cash used in investing activities. Investing cash flows consist primarily of capital expenditures and investment activities. Net cash used in investing activities was approximately $0.1 million for each of the years ended December 31, 2024 and 2023.

Net cash provided by financing activities. Financing cash flows consist primarily of exercise of stock options through employee equity incentive plans and repayment of short-term and long-term debt. Net cash provided by financing activities was $5.4 million for the year ended December 31, 2024, compared to net cash used in financing activities of $0.1 million for the year ended December 31, 2023. The increase was primarily driven by $5.4 million in proceeds from stock option exercises in 2024, compared to no exercise activity in 2023.

Dividend Policy

We have not declared or paid any cash dividends on our common stock. We presently intend to retain earnings for use in our operations and to finance our business. Any change in our dividend policy is within the discretion of our board of directors and will depend, among other things, on our earnings, debt service and capital requirements, restrictions in financing agreements, if any, business conditions, legal restrictions and other factors that our board of directors deems relevant.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. On an ongoing basis, we evaluate these estimates, including those related to deferred revenue recognition. We base our estimates on historical experience and other various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. For a summary of our significant accounting policies, including the accounting policy discussed below, see Note 2 of the Financial Statements, set forth in Item 8 of this Form 10-K.

Revenue recognition: We recognize revenue in accordance with Financial Accounting Standards Board (FASB) Topic 606 - Revenue for Contracts from Customers which provides a single, comprehensive set of criteria for revenue recognition within and across all industries.

The revenue standard provides a five-step framework for recognizing revenue as control of promised goods or services is transferred to a customer at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for arrangements that are within the scope of the revenue standard, we perform the following five step analyses: (i) identify the contract; (ii) identify the performance obligations; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. We recognize sales and the related cost of sales when the performance obligations are satisfied. The performance obligations are typically satisfied upon shipment of physical goods or as the services are performed over time. Discounts, returns and allowances related to sales, including an estimated reserve for the returns and allowances, are recorded as reduction of revenue.

Whenever we determine that goods or services promised in a contract should be accounted for as a combined performance obligation over time, we determine the period over which the performance obligations will be performed and revenue will be recognized. If we determine that the performance obligation is satisfied over time, any upfront payment received is initially recorded as deferred revenue on our consolidated balance sheets.

Revenue is then recognized utilizing the output method based on an estimated rate to allocate the transaction price for this performance obligation as products or services are supplied over the duration of the contract. We believe this most appropriately depicts our performance towards complete satisfaction of the performance obligation to our customer. Certain judgments affect the application of our revenue recognition policy. For example, when utilizing the output method, we estimate total delivery volume based on our current operating plan, forecast inputs received from the customer for expected purchases, minimum purchase commitments by the customer and historical experience with similar customer contracts. Accordingly, we may recognize a different amount of deferred revenue over the next 12-month period if our plan changes in the future or if our customer informs us of changes to their expected purchases. As of December 31, 2024 and 2023, we held deferred revenue balances of $2.6 million and $3.3 million, respectively.

We may periodically enter into bill-and-hold arrangements upon request by certain customers according to the terms in the contract. Under the terms, the customer makes a fixed commitment to purchase our goods, however the customer delays the physical transfer of the goods until a later date. In such instances, revenue is recognized when a customer obtains control of the promised goods and we have satisfied all of our performance obligations. We consider indicators of the transfer of control, which include, but are not limited to, the following: (i) we have a present right to payment for the asset, (ii) the customer has legal title to the asset, (iii) we have transferred physical possession of the asset, (iv) the customer has the significant risks and rewards of ownership of the asset and (v) the customer has accepted the asset.

In addition, all of the following criteria in a bill-and-hold arrangement must be met to further indicate a customer has obtained control of the goods: (i) the reason for the bill-and-hold arrangement must be substantive, (ii) the requested goods must be identified separately as belonging to the customer, (iii) the requested goods must be ready for physical transfer to the customer, and (iv) we cannot have the ability to use the goods or direct the goods to another customer. We recognized no revenue under bill-and-hold arrangements during each of the years ended December 31, 2024 and 2023.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of ChromaDex Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ChromaDex Corporation and Subsidiaries (the "Company") as of December 31, 2024, the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Retrospective Application of a Change in Accounting Principle

We have also audited the retrospective adjustments to the 2023 financial statements for the adoption of Accounting Standards Update 2023-07, "Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures," as discussed in Note 2 and reflected in Note 5. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2023 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2023 financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Crowe LLP
Crowe LLP

We have served as the Company's auditor since 2024.

Costa Mesa, California
March 4, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of ChromaDex Corporation

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments to the disclosures for the adoption of ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") discussed in Note 2 and Note 5, the accompanying consolidated balance sheet of ChromaDex Corporation and Subsidiaries (the "Company") as of December 31, 2023, the related consolidated statements of operations, stockholders' equity and cash flow for the year ended December 31, 2023 and the related notes (collectively referred to as the "financial statements"). In our opinion, before the effects of the retrospective adjustments to the disclosures for the adoption of ASU 2023-07 discussed in Note 2 and Note 5, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments to the disclosures for the adoption of ASU 2023-07 discussed in Note 2 and Note 5 to the consolidated financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum LLP
Marcum LLP

We have served as the Company's auditor from 2013 to 2024.

New York, NY
March 6, 2024

ChromaDex Corporation and Subsidiaries
Consolidated Balance Sheets
(In thousands, except par values, unless otherwise indicated)

		December 31,		
		2024		**2023**
Assets				
Current assets				
Cash and cash equivalents, including restricted cash of $152 for both periods presented	$	**44,660**	$	27,325
Trade receivables, net of allowances of $95 and $68, respectively; including receivables from Related Party of zero and $2.8 million, respectively.		**7,768**		5,234
Inventories		**9,192**		14,525
Prepaid expenses and other assets		**2,482**		2,450
Total current assets		**64,102**		49,534
Leasehold improvements and equipment, net		**1,719**		2,137
Intangible assets, net		**359**		510
Right-of-use assets		**1,730**		2,400
Other long-term assets		**368**		383
Total assets	$	**68,278**	$	54,964
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable	$	**8,526**	$	10,232
Accrued expenses		**7,817**		9,493
Current maturities of operating lease obligations		**982**		691
Current maturities of finance lease obligations		**12**		11
Customer deposits		**611**		195
Total current liabilities		**17,948**		20,622
Deferred revenue		**2,579**		3,311
Operating lease obligations, less current maturities		**1,657**		2,563
Finance lease obligations, less current maturities		**—**		12
Total liabilities		**22,184**		26,508
Commitments and Contingencies (Notes 10 and 16)				
Stockholders' Equity				
Common stock, $0.001 par value; authorized 150,000 shares; 77,330 shares and 74,981 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively.		**77**		75
Additional paid-in capital		**227,931**		218,845
Accumulated deficit		**(181,910)**		(190,460)
Cumulative translation adjustments		**(4)**		(4)
Total stockholders' equity		**46,094**		28,456
Total liabilities and stockholders' equity	$	**68,278**	$	54,964

See accompanying notes to consolidated financial statements.

ChromaDex Corporation and Subsidiaries
Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended December 31,	
	2024	**2023**
Sales, net	**$ 99,597**	$ 83,570
Cost of sales	**38,011**	32,790
Gross profit	**61,586**	50,780
Operating expenses:		
Sales and marketing	**29,469**	26,438
Research and development	**6,016**	4,958
General and administrative	**18,375**	24,983
Total operating expenses	**53,860**	56,379
Operating income (loss)	**7,726**	(5,599)
Nonoperating income:		
Interest income, net	**1,129**	661
Income before provision for income taxes	**8,855**	**(4,938)**
Provision for income taxes	**305**	—
Net income (loss)	**$ 8,550**	$ (4,938)
Net income (loss) per share attributable to common stockholders:		
Basic	**$ 0.11**	$ (0.07)
Diluted	**$ 0.11**	$ (0.07)
Weighted average common shares outstanding:		
Basic	**75,929**	74,985
Diluted	**78,125**	74,985

See accompanying notes to consolidated financial statements.

ChromaDex Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity
(In thousands, unless otherwise indicated)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Cumulative Translation Adjustments	Total Stockholders' Equity
	Shares	Amount				
Balance, January 1, 2023	74,567	$ 74	$ 214,094	$ (185,493)	$ (3)	$ 28,672
Issuance of restricted stock	414	1	—	—	—	1
Share-based compensation	—	—	4,751	—	—	4,751
Adjustment to retained earnings: Cumulative effect of initially adopting ASC 326	—	—	—	(29)	—	(29)
Translation adjustment	—	—	—	—	(1)	(1)
Net loss	—	—	—	(4,938)	—	(4,938)
Balance, December 31, 2023	**74,981**	**$ 75**	**$ 218,845**	**$ (190,460)**	**$ (4)**	**$ 28,456**
Issuance of restricted stock	271	—	—	—	—	—
Exercise of stock options	2,053	2	5,430	—	—	5,432
Share-based compensation	25	—	3,656	—	—	3,656
Net income	—	—	—	8,550	—	8,550
Balance, December 31, 2024	**77,330**	**$ 77**	**$ 227,931**	**$ (181,910)**	**$ (4)**	**$ 46,094**

See accompanying notes to consolidated financial statements.

ChromaDex Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands, unless otherwise indicated)

	Year Ended December 31,	
	2024	**2023**
Cash Flows From Operating Activities		
Net income (loss)	$ **8,550**	$ (4,938)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation of leasehold improvements and equipment	**663**	870
Amortization of intangibles	**151**	158
Noncash lease expense	**670**	677
Share-based compensation expense	**3,656**	4,751
Gain on sale or disposal of leasehold improvements and equipment	**(19)**	(5)
Allowance for (Recovery of) credit losses	**(1,255)**	964
Reversal of previously accrued royalties and license maintenance fees	**(3,521)**	—
Loss from impairment of intangibles	**—**	3
Non-cash financing costs	**80**	75
Changes in operating assets and liabilities:		
Trade receivables	**(1,279)**	2,255
Inventories	**5,333**	152
Implementation costs for cloud computing arrangement	**(83)**	(60)
Prepaid expenses and other assets	**(45)**	631
Accounts payable	**(1,067)**	553
Accrued expenses	**1,206**	2,156
Deferred revenue	**(732)**	(644)
Customer deposits and other	**416**	38
Operating lease liabilities	**(615)**	(519)
Net cash provided by operating activities	**12,109**	7,117
Cash Flows From Investing Activities		
Purchases of leasehold improvements and equipment	**(163)**	(148)
Proceeds from the sale of leasehold improvements and equipment, net	**20**	5
Net cash used in investing activities	**(143)**	(143)
Cash Flows From Financing Activities		
Proceeds from exercise of stock options	**5,432**	—
Payment of debt issuance costs	**(52)**	(75)
Principal payments on finance leases	**(11)**	(15)
Net cash provided by (used in) financing activities	**5,369**	(90)
Net increase in cash and cash equivalents	**17,335**	6,884
Cash and cash equivalents, including restricted cash of $152 for both periods - beginning of year	**27,325**	20,441
Cash and cash equivalents, including restricted cash of $152 for both periods - end of year	$ **44,660**	$ 27,325
Supplemental Disclosures of Cash Flow Information		
Cash payments for interest on finance leases	$ **1**	$ 2
Cash payments for principal on operating lease liabilities	$ **600**	$ 610
Supplemental Schedule of Noncash Operating Activity		
Adjustment to retained earnings, cumulative effect of initially adopting ASC 326	$ **—**	$ 29
Right-of-use assets and operating lease obligations reduced for entering into lease amendment	$ **—**	$ 446

See accompanying notes to consolidated financial statements.

Note 1. Nature of Business

ChromaDex Corporation and its wholly owned subsidiaries, ChromaDex, Inc., ChromaDex International, Inc., ChromaDex Analytics, Inc., ChromaDex Asia Limited, Asia Pacific Scientific, Inc., ChromaDex Asia Pacific Ventures Limited, ChromaDex Europa B.V., ChromaDex Trading (Shanghai) Co., Ltd. and ChromaDex Sağlik Ürünleri Anonim Şirketi (collectively, "ChromaDex" or the "Company") are a global bioscience company dedicated to healthy aging. The ChromaDex team, which includes world renowned scientists, is pioneering research on nicotinamide adenine dinucleotide (NAD+), an essential coenzyme that is a key regulator of cellular metabolism and is found in every cell of the human body. NAD+ levels in humans have been shown to decline with age, among other factors, and may be increased through administration of NAD+ precursors.

ChromaDex is the innovator behind the NAD+ precursor nicotinamide riboside chloride ("NRC", commonly referred to as "NR"), commercialized as the flagship ingredient Niagen®, available in both food and pharmaceutical grades. Nicotinamide riboside chloride and other NAD+ precursors are protected by ChromaDex's patent and/or licensed rights portfolio. The Company delivers food-grade Niagen® as the sole or principal dietary ingredient in its dietary supplement consumer product line, Tru Niagen®. As part of its consumer product offerings, the Company offers NAD+ test kits exclusively to healthcare practitioners. Furthermore, the Company develops and commercializes proprietary ingredient technologies, including food-grade Niagen® and pharmaceutical-grade Niagen®, and supplies these ingredients as raw materials to the manufacturers of consumer products and U.S. FDA-registered 503B outsourcing facilities, respectively. Additionally, the Company provides natural product fine chemicals, known as phytochemicals, and related research and development services.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The financial statements and accompanying notes have been prepared on a consolidated basis and reflect the consolidated financial position of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated from these financial statements.

Use of Accounting Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition: The Company recognizes sales and the related cost of sales when the performance obligations are satisfied. The performance obligations are typically satisfied upon shipment of physical goods or as the services are performed over time. In addition to the satisfaction of the performance obligations, the following conditions are required for revenue recognition: an arrangement exists, there is a fixed price, and collectability is reasonably assured. Discounts, returns and allowances related to sales, including an estimated reserve for the returns and allowances, are recorded as reduction of revenue.

Whenever the Company determines that goods or services promised in a contract should be accounted for as a combined performance obligation over time, the Company determines the period over which the performance obligations will be performed and revenue will be recognized. If the Company determines that the performance obligation is satisfied over time, any upfront payment received is initially recorded as deferred revenue on its consolidated balance sheets.

Revenue is then recognized utilizing the output method based on an estimated rate to allocate the transaction price for this performance obligation as products are supplied over the duration of the contract. Certain judgments affect the application of the Company's revenue recognition policy. For example, when utilizing the output method, the Company estimates total delivery volume based on the Company's current operating plan, forecast inputs for expected purchases received from the customer, minimum purchase commitments by the customer and historical experience with similar customer contracts. Accordingly, the Company may recognize a different amount of deferred revenue over the next 12-month period if the Company's plan changes in the future or if the customer informs the Company of changes to their expected purchases. As of December 31, 2024 and 2023, the Company held deferred revenue balances of $2.6 million and $3.3 million, respectively.

Net sales include revenue generated from shipping and handling charges billed to customers. The costs directly associated with shipping and handling are integrated as a component of cost of goods sold. Shipping and handling fees billed to customers and included in net sales for the years indicated are as follows:

	Year Ended December 31,	
(In thousands)	**2024**	**2023**
Shipping and handling fees billed	$ 642	$ 567

Taxes collected from customers and remitted to governmental authorities are excluded from revenue, which is presented on a net basis in the consolidated statements of operations.

Cash, Cash Equivalents and Restricted Cash: All highly liquid interest-bearing investments with short terms are classified as cash equivalents. The Company's investments primarily include investments in money market funds managed by banks. The carrying value of these cash equivalents approximate their fair value. As of December 31, 2024 and 2023, the Company had cash equivalents of $37.3 million and $17.7 million, respectively, concentrated in money market funds.

The Company classifies cash as restricted when its withdrawal or usage is constrained for a period exceeding three months. As of December 31, 2024 and 2023, $152,000 of cash was classified as restricted, serving as collateral for letters of credit related to the Company's office space in Los Angeles, California. The lease for the Los Angeles, California office currently expires in March 2027.

Trade Receivables, net: Trade receivables are stated at their net realizable value, net of a sales allowance, an allowance for doubtful trade receivables and expected credit losses. Credit is extended to customers based on an evaluation of their financial condition and other factors. The Company establishes a sales allowance at the time of revenue recognition based on its history of adjustments and credits provided to customers. In determining the necessary allowance for doubtful trade receivables, the Company considers the current aging and financial condition of its customers, the amount of trade receivables in dispute, and current payment patterns. Trade receivables are written off against the allowance when management determines a balance is uncollectible and the Company no longer actively pursues collection of the receivable. Expected credit losses are estimated based upon historical information, current conditions and reasonable and supportable forecasts.

Credit Risk: Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and trade receivables. Cash and cash equivalents, consist of bank deposits and money market funds managed by banks. The Company maintains several bank accounts for its operations primarily at three financial institutions in the U.S. and one financial institution in Hong Kong. The Company's U.S. bank accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at each institution. As of December 31, 2024, the Company had approximately $43.0 million in uninsured cash deposits in U.S. bank accounts. All uninsured bank deposits are held at high quality credit institutions and management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions. The Company's trade receivables are derived from sales to its customers. The Company assesses credit risk of its customers through quantitative and qualitative analysis. From this analysis, the Company establishes credit limits and manages the risk exposure. The Company, however, may from time-to-time incur credit losses due to bankruptcy or other failures from its customers to pay.

Inventories: Inventories are comprised of work-in-process and finished goods. Inventories are stated at the lower of cost, determined by the first-in, first-out method, or net realizable value. The inventory on the balance sheet is recorded net of valuation allowances. Labor and overhead has been added to inventory that was manufactured or characterized by the Company. The Company's normal operating cycle for reference standards is currently longer than one year. The Company regularly reviews inventories on hand and reduces the carrying value for slow-moving and obsolete inventory, inventory not meeting quality standards and inventory subject to expiration. The reduction of the carrying value for slow-moving and obsolete inventory is based on current estimates of future product demand, market conditions and related management judgment. Any significant unanticipated changes in future product demand or market conditions that vary from current expectations could have an impact on the value of inventories.

Leasehold Improvements and Equipment, net: Leasehold improvements and equipment are comprised of leasehold improvements, laboratory equipment, furniture and fixtures, computer equipment, construction in progress and implementations costs for cloud computing arrangements. Leasehold improvements and equipment are carried at cost and depreciated on the straight-line method over the lesser of the estimated useful life of each asset or lease term. Implementation costs related to a cloud computing arrangement are deferred or expensed as incurred, in accordance with the Accounting Standards Update (ASU) 2018-15. Depreciation on equipment under finance lease is included with depreciation on owned assets. Maintenance and repairs are charged to operating expenses as incurred. Improvements and betterments, which extend the lives of the assets, are capitalized.

Intangible assets: Intangible assets include licensing rights and are accounted for based on the fair value of consideration given or the fair value of the net assets acquired, whichever is more reliable. Intangible assets with finite useful lives are amortized using the straight-line method over a period of 10 years, or, for licensed patent rights, the remaining term of the patents underlying licensing rights (considered to be the remaining useful life of the license), whichever is shorter. The useful lives of subsequent milestone payments that are capitalized are the remaining useful life of the initial licensing payment that was capitalized.

The Company's long-lived assets are reviewed for impairment on a periodic basis or when changes in circumstances indicate the possibility that the carrying amount may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. If the forecast of undiscounted future cash flows is less than the carrying amount of the assets, an impairment charge would be recognized to reduce the carrying value of the assets to fair value. If a possible impairment is identified, the asset group's fair value is measured relying primarily on a discounted cash flow methodology. During the year ended December 31, 2023, the Company identified intangible assets which were impaired. For further discussion, see Note 8, *Intangible Assets, Net.* No assets were impaired during the year ended December 31, 2024.

Customer Deposits: Customer deposits represent cash received from customers in advance of product shipment or delivery of services.

Income Taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has not recorded a reserve for any tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company files tax returns in all appropriate jurisdictions, which include a U.S. federal tax return and various state tax returns. Open tax years for these jurisdictions are 2021 to 2024, which statutes expire in 2025 to 2028, respectively. When and if applicable, potential interest and penalty costs are accrued as incurred, with expenses recognized in general and administrative expenses in the statements of operations. As of December 31, 2024, the Company has no liability for unrecognized tax benefits.

Research and Development Costs: Research and development costs consist of direct and indirect costs associated with clinical trials, product development and process development expenses. These costs are expensed as incurred.

Advertising: The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense for the years ended December 31, 2024 and 2023 was approximately $11.1 million and $10.3 million, respectively, recorded within sales and marketing in the Company's Consolidated Statements of Operations.

Share-based Compensation: The Company grants equity awards to recipients through its 2017 Equity Incentive Plan, as amended (the "2017 Plan"), which was approved by stockholders and the Board of Directors. Under the 2017 Plan, the Board of Directors may grant restricted stock or stock options to employees and non-employees. The accounting treatment for share-based payments to employees and non-employees is substantially equivalent. The Company accounts for all share-based compensation costs under the fair value method.

The fair value of the Company's stock options is estimated at the date of grant using the Black-Scholes option valuation model. For the expected term, the Company uses SEC Staff Accounting Bulletin No. 107 simplified method for "plain vanilla" options with following characteristics: (i) the share options are granted price on the grant date; (ii) exercisability is conditional on performing service through the vesting date on most options; (iii) if an employee terminates service prior to vesting, the employee would forfeit the share options; (iv) if an employee terminates service after vesting, the employee would have 30 to 90 days to exercise the share options; and (v) the share options are nontransferable and non-hedgeable. The volatility assumption is based on the historical volatility of the Company's common stock with an equivalent remaining expected term. The dividend yield assumption is based on the Company's history and expectation of future dividend payouts on the common stock. The risk-free interest rate is based on the implied yield available on U.S. treasury zero-coupon issues with an equivalent remaining expected term.

Market conditions that affect vesting of stock options are considered in the grant-date fair value. The issues surrounding the valuation for such awards can be complex and consideration needs to be given for how the market condition should be incorporated into the valuation of the award. The Company considers using other valuation techniques, such as Monte Carlo simulations based on a lattice approach, to value awards with market conditions.

The fair-value of restricted stock unit awards is determined at the grant date and is based on the market price on the grant date.

For option grants and restricted stock unit awards without performance conditions, the Company recognizes compensation expense over the requisite vesting period ratably, recognizing expense for each tranche of each grant starting on the grant date. For stock options that have both service and performance conditions, the Company recognizes compensation expense using the graded attribution method. Compensation expense for stock options with performance conditions is recognized only for those awards expected to vest. The Company recognizes forfeitures when they occur.

Fair Value Measurement: The Company follows the provisions of the accounting standard which defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. Fair value measurements are based on a three-tier hierarchy that prioritizes the use of observable inputs and minimizes the use on unobservable inputs. These tiers include: Level 1, defined as observable inputs such as quoted market prices in active markets; Level 2, defined as inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions. The fair value hierarchy gives the highest priority to Level 1 inputs and lowest priority to Level 3 inputs. As of December 31, 2024 and 2023, the Company did not have any Level 2 or Level 3 assets or liabilities.

Financial instruments: The estimated fair value of financial instruments has been determined based on the Company's assessment of available market information and appropriate valuation methodologies. The fair value of the Company's financial instruments that are included in current assets and current liabilities approximates their carrying value due to their short-term nature. The carrying amounts reported in the balance sheet for finance lease obligations are present values of the obligations, excluding the interest portion.

Loss and Gain Contingencies: The Company is periodically involved in routine litigation. As of the date the financial statements are issued, certain unresolved litigation matters may result in a loss or gain, depending on the occurrence or non-occurrence of future events. Management and legal counsel evaluate these matters to assess potential contingent liabilities and contingent gains.

Loss Contingencies - The Company continuously reviews pending litigation matters and assesses whether developments require updates to prior disclosures or previously recognized liabilities. If it is probable that a material loss has been incurred and the amount can be reasonably estimated, the Company accrues the estimated liability in its financial statements. If a potential material loss is reasonably possible but not probable, or if it is probable but cannot be reasonably estimated, the Company discloses the nature of the contingency and, if determinable and material, an estimate of the possible loss range. Assessing the likelihood and amount of potential losses requires significant judgment. If actual outcomes exceed management's estimates, the Company's financial condition and results of operations could be materially adversely affected.

Gain Contingencies - Potential litigation settlement gains are considered gain contingencies and are not recognized in the financial statements until they are realized. A gain is considered realized when the Company receives cash or readily convertible assets.

For further information on litigation matters, see Note 16, *Commitments and Contingencies — Legal Proceedings*.

Recent Accounting Standards Adopted by the Company:

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, "Segment Reporting – Improvements to Reportable Segments Disclosures" (ASU 2023-07), which requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items to reconcile to segment profit or loss, and the title and position of the entity's CODM. The amendments in ASU 2023-07 also expand the interim segment disclosure requirements. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for its annual period ended December 31, 2024 and will adopt for its interim periods beginning in fiscal year 2025. The adoption of ASU 2023-07 did not have a material impact on the Company's results.

Accounting Standards Recently Issued but Not Yet Adopted by the Company:

In October 2023, the FASB issued ASU 2023-06, "Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative," to amend certain disclosure and presentation requirements for a variety of topics within the ASC. These amendments align the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K, announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC's removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. The Company is currently evaluating the impact that the adoption of ASU 2023-06 may have on its consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. Early adoption and retrospective application are permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In March 2024, the FASB issued ASU 2024-02, "Codification Improvements." ASU 2024-02 amends the Codification to remove references to various concepts statements and impacts a variety of topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance, but in most instances the references removed are extraneous and not required to understand or apply the guidance. ASU 2024-02 is effective for annual periods beginning after December 15, 2024, with early adoption permitted. While the Company is currently evaluating the impact of this standard, it is not expected to have a significant impact on the Company's financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, "Income Statement (Topic 220): Reporting Comprehensive Income - Expense Disaggregation Disclosures, Disaggregation of Income Statement Expenses." ASU 2024-03 requires public companies to disclose additional information about certain expense categories, including purchases of inventory, employee compensation, depreciation, amortization, and depletion, in both interim and annual financial statements. The amendments in this ASU will be effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. The Company is currently evaluating the impact of this standard.

Note 3. Liquidity

Evaluation of Ability to Maintain Current Level of Operations

In connection with the preparation of these financial statements for the year ended December 31, 2024, management evaluated whether there were conditions and events, considered in the aggregate, that raised substantial doubt about the Company's ability to meet its obligations as they became due over the next twelve months from the date of issuance of these financial statements for the year ended December 31, 2024. Management assessed that there were such conditions and events, including a history of recurring operating losses, a history of negative cash flows from operating activities and inflationary pressures. For the year ended December 31, 2024, the Company recorded a net income of approximately $8.6 million and the Company's operating activities provided cash of $12.1 million. As of December 31, 2024, the Company had unrestricted cash and cash equivalents of $44.5 million which consists of bank deposits and money market funds.

Management evaluated these conditions and anticipates that its current unrestricted cash and cash equivalents and cash to be generated from net sales will be sufficient to meet its financial obligations as they become due over at least the next twelve months from the issuance date of these financial statements. The Company may, however, seek additional capital within the next twelve months, both to fund its projected operating plans after the next twelve months and/or to fund the Company's longer-term strategic objectives.

ChromaDex Corporation and Subsidiaries
Notes to the Consolidated Financial Statements

Note 4. Income (Loss) Per Share Applicable to Common Stockholders

The following table sets forth the computations of income (loss) per share amounts applicable to common stockholders for the years indicated.

(In thousands, except per share data)	Year Ended December 31, 2024	Year Ended December 31, 2023
Numerator:		
Net income (loss)	8,550	(4,938)
Denominator:		
Weighted average common shares outstanding for basic earnings per share (1)	75,929	74,985
Plus: incremental shares from assumed exercise of options and assumed vesting of restricted stock (2)	2,196	—
Adjusted weighted average common shares outstanding for diluted earnings per share	78,125	74,985
Earnings (Loss) Per Share:		
Basic net income (loss) per common share	$ 0.11	$ (0.07)
Diluted net income (loss) per common share	$ 0.11	$ (0.07)

(1) Includes a weighted average of approximately 167,000 and 174,000 nonvested shares of restricted stock for the years ended December 31, 2024 and 2023, respectively, which are participating securities that feature voting and dividend rights.

(2) Options and restricted stock outstanding, which are anti-dilutive and therefore not factored into the weighted average common shares amount above, for the years ended December 31, 2024 and 2023 were as follows:

(In thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023
Stock options	4,087	11,622
Restricted stock units	—	589

Note 5. Business Segments and Concentrations

The Company has the following three reportable segments for the years ended December 31, 2024 and 2023:

- *Consumer Products segment:* provides finished dietary supplement products that contain the Company's proprietary ingredients directly to consumers and distributors and offers NAD+ test kits exclusively to healthcare practitioners;
- *Ingredients segment*: develops and commercializes proprietary-based ingredient technologies, including food-grade Niagen® and pharmaceutical-grade Niagen®, and supplies these ingredients as raw materials to the manufacturers of consumer products and U.S. FDA-registered 503B outsourcing facilities, respectively; and
- *Analytical Reference Standards and Services segment:* offers the supply of phytochemical reference standards and other research and development services.

The Company's reportable segments are significant operating segments that offer differentiated services. This structure reflects the Company's current operational and financial management and provides the best structure to maximize the Company's objectives and investment strategy, while maintaining financial discipline. The Company's Chief Executive Officer, who is its chief operating decision maker (CODM), reviews financial information for each operating segment to evaluate performance and allocate resources. The Company evaluates performance and allocates resources based on reviewing net sales, gross profit (loss) and operating income (loss) by reportable segment. The Company's CODM does not review assets by segment in his evaluation and therefore assets by segment are not disclosed below. There are no intersegment sales that require elimination. The "Corporate and other" classification includes corporate items not allocated by the Company to each reportable segment.

The following tables set forth financial information by segment:

Year Ended December 31, 2024 (In thousands)	Consumer Products segment	Ingredients segment	Analytical Reference Standards and Services segment	Corporate and other	Total
Net sales	$ 76,772	$ 19,814	$ 3,011	$ —	$ 99,597
Cost of sales	27,478	7,808	2,725	—	38,011
Gross profit	49,294	12,006	286	—	61,586
Operating expenses:					
Sales and marketing:					
Advertising	11,102	—	—	—	11,102
Marketing	8,346	195	4	—	8,545
Selling	9,285	40	497	—	9,822
Research and development	4,782	1,234	—	—	6,016
General and administrative	—	—	—	18,375	18,375
Operating expenses	33,515	1,469	501	18,375	53,860
Operating income (loss)	$ 15,779	$ 10,537	$ (215)	$ (18,375)	$ 7,726

Year Ended December 31, 2023 (In thousands)	Consumer Products segment	Ingredients segment	Analytical Reference Standards and Services segment	Corporate and other	Total
Net sales	$ 69,528	$ 11,137	$ 2,905	$ —	$ 83,570
Cost of sales	24,755	4,980	3,055	—	32,790
Gross profit (loss)	44,773	6,157	(150)	—	50,780
Operating expenses:					
Sales and marketing:					
Advertising	10,259	—	—	—	10,259
Marketing	7,354	—	10	—	7,364
Selling	8,401	52	362	—	8,815
Research and development	4,273	685	—	—	4,958
General and administrative	—	—	—	24,983	24,983
Operating expenses	30,287	737	372	24,983	56,379
Operating income (loss)	$ 14,486	$ 5,420	$ (522)	$ (24,983)	$ (5,599)

Disaggregation of revenue

The Company disaggregates its revenue from contracts with customers by type of goods or services for each of its segments, as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors. Disaggregated revenues are as follows:

Year Ended December 31, 2024 *(In thousands)*	**Consumer Products Segment**		**Ingredients Segment**		**Analytical Reference Standards and Services Segment**		**Total**	
Tru Niagen®, Consumer Product	$	76,772	$	—	$	—	$	76,772
Food-grade Niagen®		—		17,540		—		17,540
Pharmaceutical-grade Niagen®		—		1,700		—		1,700
Subtotal Niagen® Related		76,772		19,240		—		96,012
Other Ingredients		—		574		—		574
Reference Standards		—		—		2,891		2,891
Consulting and Other		—		—		120		120
Subtotal Other Goods and Services		—		574		3,011		3,585
Total Net Sales	$	76,772	$	19,814	$	3,011	$	99,597

Year Ended December 31, 2023 *(In thousands)*	**Consumer Products Segment**		**Ingredients Segment**		**Analytical Reference Standards and Services Segment**		**Total**	
Tru Niagen®, Consumer Product	$	69,528	$	—	$	—	$	69,528
Food-grade Niagen®		—		10,550		—		10,550
Pharmaceutical-grade Niagen®		—		—		—		—
Subtotal Niagen® Related		69,528		10,550		—		80,078
Other Ingredients		—		587		—		587
Reference Standards		—		—		2,804		2,804
Consulting and Other		—		—		101		101
Subtotal Other Goods and Services		—		587		2,905		3,492
Total Net Sales	$	69,528	$	11,137	$	2,905	$	83,570

Geographical Concentrations

Net sales from international sources

The Company's net sales are predominantly generated in the United States, however, international sources collectively represent more than 10% of both total net sales and net sales for each business segment. These international sources span across Europe, North America, South America, Asia, and Oceania. Net sales from international sources detailed by each business segment are as follows:

(In millions)	**Year Ended December 31,**			
	2024		**2023**	
Consumer Products Segment	$	19.8	$	21.3
Ingredients Segment		3.6	$	2.7
Analytical Reference Standards and Services Segment		0.9	$	1.0
Total net sales from international sources	$	24.3	$	25.0

Long-lived assets

The Company's long-lived assets are located within the United States.

Concentrations of Major Customers and Vendors

Disclosure of major customers

Major customers are defined as customers whose sales or accounts receivables individually consist of more than 10% of total sales or total trade receivables, respectively. Percentage of revenues from major customers of the Company's consumer products segment for the years indicated were as follows:

	Year Ended December 31,	
Major Customers	**2024**	**2023**
A.S. Watson Group (1)	12.5 %	15.4 %
Life Extension	11.7 %	*

* Represents less than 10%

(1) Customer was classified as a related party for part of the year. See Note 6, *Related Party Transactions* for further details.

The percentage of the amounts due from major customers to total accounts receivable, net as of the periods indicated were as follows:

	As of December 31,	
Major Customers	**2024**	**2023**
A.S. Watson Group (1)	47.6 %	52.7 %
Life Extension	*	16.1 %
Amazon Marketplaces	14.3 %	12.2 %
Wells Pharma of Houston	10.3 %	*

* Represents less than 10%

(1) Customer was classified as a related party for part of the year. See Note 6, *Related Party Transactions* for further details.

During the year ended December 31, 2023, the Company recorded an allowance for credit loss of approximately $964,000. The higher provision was primarily a result of the Chapter 11 bankruptcy filing by iMedia Brands, Inc., which owns ShopHQ, a multiplatform interactive television network, which has been a sales channel for Tru Niagen®. As of December 31, 2023, the Company determined the balance to be uncollectible and wrote off the full provision.

For the year ended December 31, 2024, the Company recorded a recovery of credit losses of approximately $1.3 million, associated with a settlement in connection with litigation. See Note 16, *Commitments and Contingencies — Legal Proceedings, 1. Elysium Health, LLC, (A) California Action* for further information.

As of December 31, 2024, concentration for the Company's outstanding trade receivables is significant, with approximately 72% of the total outstanding trade receivables aggregated among three customers. Whenever a significant concentration is present it poses a potential risk to the Company's financial performance and cash flows, as any adverse changes in the payment behavior or financial health of these major customers could impact the Company's cash flows and financial results.

The Company has determined that the current concentration is primarily due to the timing of purchases, and the Company does not consider the concentration of its trade receivables to be a significant risk. Nevertheless, to ensure prudence and safeguard against potential challenges arising from this concentration, the Company remains vigilant in monitoring the creditworthiness and payment behavior of these major customers. Furthermore, the Company continues to pursue new partnerships and business opportunities which helps to diversify its customer base and minimize the risk of an overreliance on any particular trade receivable. Despite the Company's risk mitigation efforts, there is no assurance that the Company will not experience delays or defaults in payment from its customers, which could result in an increase in the Company's bad debt expense, a reduction in cash flows, and a negative impact on its financial performance.

Disclosure of major vendor

The Company's major vendor who accounted for more than 10% of the Company's total accounts payable is as follows:

Major Vendor	As of December 31,	
	2024	2023
Vendor A	47.2 %	64.3 %

Additionally, the Company has an exclusive manufacturer for the supply of food-grade NRC, W.R. Grace & Co. -Conn. (Grace). Effective January 1, 2025, the Company entered into a Tenth Amendment to the Manufacturing and Supply Agreement (the "Grace Manufacturing Agreement"), initially effective in January 2016. In January 2019, Grace was issued patents related to the crystalline form of NR chloride which limit the Company's ability to find alternatives for supply (Grace Patents). Pursuant to the Tenth Amendment and the manufacturing and supply agreement with the aforementioned third party, the Company is committed to purchase approximately $4.8 million of total inventory between January 1, 2025 and March 31, 2025. The Grace Manufacturing Agreement is set to expire on March 31, 2025, subject to further renewal of the Agreement to be negotiated by the parties. Additionally, under the Tenth Amendment, the Company and Grace maintain a binding six-month rolling forecast, which is updated monthly. As of December 31, 2024, this forecast obligates the Company to purchase approximately $11.2 million of total inventory between January 1, 2025 and June 30, 2025. Any failure to extend the Grace Manufacturing Agreement on satisfactory terms could potentially have a material adverse impact on the Company's financial results and strategic position, as outlined in Item 1A. Risk Factors of this Annual Report on Form 10-K, "We rely on a single supplier, W.R. Grace, for NRC and a limited number of third-party suppliers for the raw materials required to produce our products."

Note 6. Related Party Transactions

Prior to August 20, 2024, A.S. Watson Group was considered a related party due to common ownership by an entity that beneficially owned more than 10% of the Company's common stock. On August 20, 2024, this entity sold its ownership in the Company, and A.S. Watson Group ceased to be a related party as of that date.

The sale of consumer products and corresponding trade receivables to related parties during and as of the periods indicated are as follows:

	Net Sales		Trade Receivable as of	
	Year Ended December 31,		December 31,	
	2024	2023	2024	2023
A.S. Watson Group (1)	$8.7 million	$12.8 million	$— million	$2.8 million

(1) Due to the change in ownership of A.S. Watson Group in 2024, sales and related trade receivables after August 20, 2024, are excluded from the amounts presented above. However, the Company has maintained its relationship with A.S. Watson Group.

Note 7. Inventories

The Company's major classes of inventory and corresponding balances as of the periods indicated are as follows:

(In thousands)	As of December 31,	
	2024	2023
Consumer Products - Finished goods	$ 5,811	$ 5,962
Consumer Products - Work-in-process	2,130	3,537
Bulk ingredients	757	4,478
Reference standards	494	548
Inventories	$ 9,192	$ 14,525

Note 8. Intangible Assets, Net

Intangible assets as of the periods indicated consisted of the following:

(In thousands, except years)	Weighted Average Life (Years)	As of December 31,	
		2024	**2023**
Healthspan Research LLC Acquisition	10	$ **1,346**	$ 1,346
License agreements and other	9	**1,013**	1,013
Less: Accumulated amortization		**(2,000)**	(1,849)
Intangible assets, net		$ **359**	$ 510

During the years ended December 31, 2024 and 2023, amortization expense was approximately $151,000 and $158,000, respectively. During the year ended December 31, 2023, the Company identified intangible assets which were impaired due to the cessation of use of certain intellectual properties, resulting in an impairment charge of $3,000 and the removal of the intangible balances from the gross asset and accumulated amortization amounts approximating $630,000 and $627,000, respectively.

Estimated amortization expense for each of the years ended December 31 is as follows:

(In thousands)

Year	Amount
2025	$ 151
2026	151
2027	42
2028	12
2029	2
Thereafter	1
	$ 359

Note 9. Leasehold Improvements and Equipment, Net

Leasehold improvements and equipment as of the periods indicated consisted of the following:

(In thousands)	As of December 31,	
	2024	**2023**
Laboratory equipment	$ **3,076**	$ 3,272
Leasehold improvements	**2,209**	2,148
Computer equipment	**574**	665
Implementation costs - cloud computing arrangements	**1,218**	1,135
Furniture and fixtures	**320**	322
Construction in progress	**86**	5
	7,483	7,547
Less: Accumulated depreciation	**(5,764)**	(5,410)
Leasehold improvements and equipment, net	$ **1,719**	$ 2,137

Depreciation expense on leasehold improvements and equipment for the years ended December 31, 2024 and 2023 was approximately $663,000 and $870,000, respectively. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets (ranging from three to ten years). Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the remaining lease term.

During the years ended December 31, 2024 and 2023, the Company sold or disposed of certain leasehold improvements and equipment resulting in a gain of $19,000 and $5,000, respectively. At the time of sale or disposal, the related cost and accumulated depreciation were removed from the respective accounts.

Note 10. Leases

Operating Leases

The Company leases office space facilities and a research and development laboratory under non-cancelable operating leases with varying expirations extending through fiscal year 2029. The lease agreements provide for renewal options and rent escalation over the lease term as well as require the Company to pay maintenance, insurance and property taxes.

On October 11, 2023, the Company amended its existing office space lease in Los Angeles, California. In accordance with Accounting Standards Codification (ASC) 842, the amended lease agreement is considered modified and subject to lease modification guidance. The right-of-use (ROU) asset and lease liability related to the lease agreement were remeasured based on the change in the lease conditions, which included rent abatement totaling approximately $355,000. The reassessed value of the ROU asset and lease liability as of the modification date was $1.0 million and $1.2 million, respectively. The lease term remained unchanged and extends through March 31, 2027 and provides one option to extend for an additional five years.

As of December 31, 2024 and 2023, the Company had ROU assets of $1.7 million and $2.4 million, respectively, and corresponding operating lease liabilities of $2.6 million and $3.3 million, respectively.

The components of operating lease expense for the years indicated are as follows:

(In thousands)	Year Ended December 31,	
	2024	**2023**
Operating leases		
Operating lease expense	$ 886	$ 905
Variable lease expense (1)	411	293
Operating lease expense	1,297	1,198
Short-term lease rent expense	17	16
Total expense	$ 1,314	$ 1,214

1) Variable lease costs, including property taxes and insurance and common area maintenance fees, are classified in cost of services in the Company's Consolidated Statements of Operations.

As of December 31, 2024, the weighted average remaining lease term for operating leases is 3.3 years and the weighted average discount rate used to determine the operating lease liabilities is 7.1%.

Future minimum lease payments under operating leases as of December 31, 2024 are as follows:

(In thousands)

Year	Amount
2025	$ 1,135
2026	901
2027	491
2028	357
2029	30
Thereafter	—
Total	2,914
Less: Present value discount	(275)
Present value of total operating lease liabilities	2,639
Less: Current portion	(982)
Long-term obligations under operating leases	$ 1,657

Note 11. Share-Based Compensation

Equity Plans

The Company grants awards to recipients through the 2017 Equity Incentive Plan, as amended (the "2017 Plan"), which was approved by stockholders and the Board of Directors. In June 2023, stockholders approved an amendment to the Company's 2017 Equity Incentive Plan to increase the number of shares available for issuance by 3.65 million shares of common stock. Pursuant to the latest amendment, the 2017 Plan provides for the issuance of shares that total no more than the sum of (i) 18,150,000 new shares, (ii) any returning shares such as forfeited, cancelled, or expired shares granted under either the 2017 Plan or the Second Amended and Restated 2007 Equity Incentive Plan and (iii) 500,000 shares pursuant to an inducement award. The number of shares available to be issued under the 2017 Plan will be reduced by (i) one share for each share that relates to an option or stock appreciation right award and (ii) 1.5 shares for each share which relates to an award other than a stock option or stock appreciation right award (a full-value award). As of December 31, 2024, there were approximately 4.7 million remaining shares available for issuance under this plan. Options expire 10 years from the date of grant.

General Vesting Conditions

The Company's stock options and restricted stock unit awards are generally subject to a one-year cliff vesting period after which 1/3rd of the shares vest with the remaining shares vesting ratably each month over a two-year period subject to the passage of time. Beginning in the second quarter of 2022, newly granted restricted stock units are generally subject to a three-year vesting period with 1/3rd vesting per year on the anniversary of the grant date. Certain stock option awards are market or performance based and vest based on certain triggering events established by the Compensation Committee. Certain executive and board member equity awards provide for accelerated vesting if there is a change in control or termination without cause.

Stock Options

The fair value of the Company's stock options that are not market or performance based was estimated at the date of grant using the Black-Scholes based option valuation model. The table below outlines the weighted average assumptions for options granted during the years indicated:

	Year Ended December 31,	
Weighted Average:	**2024**	**2023**
Expected term (years)	6.4	6.2
Volatility	74.4 %	75.4 %
Risk-free rate	4.3 %	3.6 %
Dividend Yield	0 %	0 %

Service Period Based Stock Options

The majority of options granted by the Company are comprised of service based options. These options vest ratably over the requisite service period of the award.

The following table summarizes activity of service period-based stock options during the years indicated:

(In thousands except per-share data and remaining contractual term)	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2022	9,397	$ 4.21	6.2	$ 44
Options Granted	2,764	1.78		
Options Exercised	—	—		—
Options Forfeited / Expired	(1,580)	3.84		
Outstanding at December 31, 2023	10,581	$ 3.63	5.9	$ 4
Options Granted	3,425	1.83		
Options Exercised	(2,053)	2.65		4,326
Options Forfeited / Expired	(2,576)	3.70		
Outstanding at December 31, 2024	9,377	$ 3.17	6.1	$ 22,988 *
Exercisable at December 31, 2024	5,873	$ 3.93	4.4	$ 10,959 *

*The aggregate intrinsic values in the table above are based on the Company's stock price of $5.31, which is the closing price of the Company's stock on the last day of business for the year ended December 31, 2024

Performance Based Stock Options

The Company also grants stock option awards that are performance based and vest based on the achievement of certain criteria established by the Compensation Committee. The related performance criteria has passed for these performance based stock options and no further stock options are pending performance determinations. For performance criteria met, the applicable stock options vested and expense was recognized. For performance criteria not met, the compensation expense was not recognized and the applicable stock options were forfeited.

The following table summarizes activity of performance based stock options during the years indicated:

(In thousands except per-share data and remaining contractual term)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2022	41	$ 4.34	1.1	$ —
Options Granted	—	—		
Options Exercised	—	—		—
Options Forfeited	—	—		
Outstanding at December 31, 2023	41	$ 4.34	0.1	$ —
Options Granted	—	—		
Options Exercised	—	—		—
Options Forfeited	(41)	4.34		
Outstanding and Exercisable at December 31, 2024	—	$ —	—	$ —

Market Based Stock Options

The Company grants stock option awards that are market based which have vesting conditions associated with a service condition as well as performance of the Company's stock price.

The following table summarizes activity of market based stock options during the years indicated:

(In thousands except per-share data and remaining contractual term)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2022	1,000	$ 4.24	4.8	$ —
Options Granted	—	—		
Options Exercised	—	—		—
Options Forfeited	—	—		
Outstanding at December 31, 2023	1,000	$ 4.24	3.8	$ —
Options Granted	—	—		
Options Exercised	—	—		—
Options Forfeited	—	—		
Outstanding and Exercisable at December 31, 2024	1,000	$ 4.24	2.8	$ 1,070 *

*The aggregate intrinsic values in the table above are based on the Company's stock price of $5.31, which is the closing price of the Company's stock on the last day of business for the year ended December 31, 2024.

Restricted Stock Units

The following table summarizes activity of restricted stock units during the years indicated:

(In thousands except per share fair value)	Number of Units	Weighted Average Fair Value
Unvested shares at December 31, 2022	650	$ 2.77
Granted	429	1.82
Vested	(398)	2.86
Forfeited	(92)	2.36
Unvested shares at December 31, 2023	589	$ 2.08
Granted	479	1.52
Vested	(271)	2.34
Forfeited	(188)	1.70
Unvested shares at December 31, 2024	609	$ 1.64
Expected to vest as of December 31, 2024	609	$ 1.64

Restricted Stock Awards

The following table summarizes activity of restricted stock awards during the years indicated:

(In thousands except per share fair value)	Number of Awards	Weighted Average Fair Value
Unvested shares at December 31, 2022	183	$ 3.25
Granted	—	—
Vested	(16)	4
Forfeited	—	—
Unvested shares at December 31, 2023	167	$ 3.15
Granted	—	—
Vested	—	—
Forfeited	—	—
Unvested shares at December 31, 2024	167	$ 3.15
Expected to vest as of December 31, 2024	167	$ 3.15

Share-based Compensation

Share-based compensation expenses for the years ended December 31, 2024 and December 31, 2023 were as follows:

	Year Ended December 31,	
(In thousands)	2024	2023
Share-based compensation expense		
Cost of sales	$ 319	$ 330
Sales and marketing	745	1,075
Research and development	718	993
General and administrative	1,874	2,353
Total	$ 3,656	$ 4,751

In future periods, the Company expects to recognize approximately $3.6 million and $0.7 million in share-based compensation expense for unvested options and unvested restricted stock units, respectively, that were outstanding as of December 31, 2024. Future share-based compensation expense will be recognized over 1.9 and 1.7 weighted average years for unvested options and restricted stock units, respectively.

Note 12. NHSc Revenue

On October 10, 2022, the Company and Société des Produits Nestlé SA, a société anonyme organized under the laws of Switzerland (NHSc), as successor-in-interest to NESTEC Ltd., entered into an amended and restated supply agreement (the "Supply Agreement"), which amends and restates the supply agreement, dated December 19, 2018, entered into by the Company and NESTEC Ltd. Pursuant to the Supply Agreement, NHSc and its affiliates will exclusively purchase nicotinamide riboside chloride (NRCL) from the Company and NHSc and its affiliates will have the non-exclusive right to manufacture, market, distribute, and sell products using NRCL for human use in the (i) medical nutritional, (ii) functional food and beverage and (iii) multi-ingredient dietary supplements categories sold under one of the NHSc brands (the "Approved Products") world-wide, but excluding certain countries and ingredient combinations. The term of the Supply Agreement is five years, unless earlier terminated, and is subject to automatic extensions provided certain minimum purchases by NHSc are met.

In exchange for the rights granted in the Supply Agreement, NHSc committed to an initial purchase of NRCL totaling approximately $2.0 million. NHSc fulfilled this commitment during the fourth quarter of 2022, with $1.7 million involving a bill-and-hold arrangement. The Supply Agreement also provides for NHSc to pay a royalty to the Company at tiered percentage rates in the low-single digits based on worldwide annual net sales of the Approved Products, subject to certain deductions. Furthermore, the Supply Agreement provides for NHSc to pay the Company two separate one-time milestone payments in the low seven figures depending on whether NHSc achieves certain net sales targets in any contract year. During the years ended December 31, 2024 and December 31, 2023, no royalty or milestone payments were earned.

Under the Supply Agreement, the Company will continue to recognize the deferred revenue balance received in connection with the original Nestec Ltd. agreement utilizing the output method. The Company initially recorded $5.0 million in deferred revenue under the original agreement, which was received in connection with an upfront payment and a product launch fee. Deferred revenue will be recognized by the Company based on the percentage of NRCL kilograms delivered to-date compared to the total forecasted NRCL kilograms to be delivered for the duration of the contract term including renewal options as estimated by the Company. Revenue recognized from deferred revenue and the corresponding deferred revenue balance for the years indicated is as follows:

(In thousands)	Year Ended December 31,		At December 31,	
	2024	2023	2024	2023
Revenue recognized from deferred revenue	$ 732	$ 644		
Deferred revenue balance			$ 2,579	$ 3,311

Note 13. Income Taxes

The provision for income taxes for the years ended December 31, 2024 and 2023 is summarized as follows:

(In thousands)	Year Ended December 31,	
	2024	2023
Current:		
Federal	$ —	$ —
State	305	—
	$ 305	$ —
Deferred:		
Federal	—	—
State	—	—
	$ —	$ —
Total	$ 305	$ —

A reconciliation of income taxes computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is summarized as follows:

	Year Ended December 31,	
	2024	**2023**
Federal income tax expense at statutory rate	(21.0)%	(21.0)%
State income tax, net of federal benefit	(5.2)	(5.5)
Permanent differences	2.3	10.8
Change in state tax rate	(1.3)	(0.3)
Changes of state net operating losses	—	0.3
Change in stock options and restricted stock	—	12.7
Change in valuation allowance	23.9	2.7
Federal to state differences	(1.7)	—
Other	(0.5)	0.3
Effective tax rate	(3.5)%	0.0 %

The Company's deferred tax assets and liabilities for the years indicated are summarized below:

	December 31,	
(In thousands)	**2024**	**2023**
Deferred tax assets:		
Net operating loss carryforward	$ 35,224	$ 36,735
Stock options and restricted stock	3,849	4,484
Inventory reserve	185	343
Allowance for doubtful accounts	25	18
Accrued expenses	1,746	2,194
Research and development expense	2,507	1,666
Deferred revenue	676	878
Leasehold improvements and equipment	124	99
Intangibles	102	105
Operating leases	238	227
	44,676	46,749
Less: Valuation allowance	(44,290)	(46,391)
Total deferred tax assets	386	358
Deferred tax liabilities:		
Prepaid expenses	(386)	(358)
Total deferred tax liabilities	(386)	(358)
Net deferred tax assets (liabilities)	$ —	$ —

For the year ended December 31, 2024, the Company's effective tax rate was 3.5%. The Company reduced its valuation allowance by approximately $2.1 million, to $44.3 million as of December 31, 2024 from $46.4 million as of December 31, 2023. For the year ended December 31, 2023, the Company maintained a full valuation allowance against the entire deferred income tax balance which resulted in an effective tax rate of 0%. For the years ended December 31, 2024 and 2023, the Company identified $36,750 and $106,000, respectively, in U.S. taxable income on global intangible low-taxed income (GILTI).

As of December 31, 2024, the Company's net operating loss (NOL) carryforwards for federal and state income tax purposes are approximately $133.3 million and $107.9 million, respectively, portions of which were reduced in the year ended December 31, 2024 for both federal and state. During the year ended December 31, 2024, $7.6 million of federal NOL carryforwards and $1.7 million of state NOL carryforwards were reduced against taxable income. The Company's federal NOL carryforward of $103.6 million generated in tax years beginning after December 31, 2017 may be carried forward indefinitely but the deductibility of such NOL carryforwards in taxable years beginning after December 31, 2017, is limited to 80% of taxable income.

Section 382 of the Internal Revenue Code of 1986, as amended (the "IRC"), generally imposes an annual limitation on the amount of NOL carryforwards and associated built-in losses that may be used to offset taxable income when a corporation has undergone certain changes in stock ownership. The Company's ability to utilize NOL carryforwards and built-in losses may be limited, under this section or otherwise, by the Company's issuance of common stock or by other changes in stock ownership. The Company has not performed an analysis of IRC Section 382 recently due to net operating losses, dating back to 2004. The Company will continue to analyze the potential impact of any additional transactions undertaken upon the utilization of the net operating losses on a go forward basis. To the extent the Company's use of NOL carryforwards and associated built-in losses is significantly limited in the future due to additional changes in stock ownership, the Company's income could be subject to U.S. corporate income tax earlier than it would if the Company were able to use NOL carryforwards and built-in losses without such annual limitation, which could result in lower profits and the loss of the majority of the benefits from these attributes.

During the first quarter of 2024, the Company was notified that it was selected for examination by the IRS for its federal income tax return for the fiscal year 2021 period. The examination was completed in the third quarter of 2024, with no changes recommended. The Company is currently not under examination by the Internal Revenue Service or any other major income tax jurisdiction. The Company has not identified any material uncertain tax positions requiring a reserve as of December 31, 2024 and December 31, 2023.

Note 14. Line of Credit and Other Available Sources of Financing

Line of Credit

On November 12, 2019, the Company entered into a business financing agreement with Western Alliance Bank (Credit Agreement), to establish a formula based revolving credit line.

On December 8, 2023, the Company entered into a fifth amendment to the Credit Agreement. Pursuant to such amendment, the Credit Agreement provides for a revolving credit line of up to $10.0 million subject to the terms and conditions of the agreement, as amended, and extended the maturity date to November 12, 2025. The amendment also modified the interest rate to be calculated at a floating rate per month equal to (a) the greater of (i) 8.25% per year (previously 3.25% per year) or (ii) the Prime Rate published by The Wall Street Journal, or such other rate of interest publicly announced by the Lender as its Prime Rate, plus (b) 1.00% (previously 1.50%), plus an additional 5.00% during any period that an event of default has occurred and is continuing. In addition, the amendment modified certain financial covenants, including (a) the amount of the Borrowers' cash maintained at Lender (b) revising how quick ratio is calculated for purposes of the quick ratio covenant, and (c) Borrowers' minimum liquidity requirements.

On November 18, 2024, the Company entered into a sixth amendment to the Credit Agreement. The amendment revised a letter of credit sublimit, under which the lender may issue letters of credit on behalf of the Company up to a maximum of $3.0 million. The issuance or renewal fee for letters of credit is 2.00% per annum of the face amount, with additional fees applicable for amendments, transfers, and cancellations. The amendment further provided that any letter of credit obligations will be treated as advances for purposes of determining availability under the credit limit. On November 21, 2024, a letter of credit for approximately $2.1 million was issued on behalf of the Company. See Note 16, *Commitments and Contingencies - Royalties* for further information. As of December 31, 2024, the Company had no outstanding debt under this line of credit arrangement.

If the Company draws from the line of credit, the Company's obligations under the Credit Agreement are secured by a security interest in substantially all of the Company's current and future personal property assets, including intellectual property. Any borrowings, interest or other fees or obligations that the Company owes will become due and payable on the maturity date. The Credit Agreement includes quick ratio financial covenants. If the Company draws from the line of credit, the Company is also subject to a number of affirmative and restrictive covenants, including covenants regarding delivery of financial statements, the amount of the Company's cash maintained at Western Alliance Bank, maintenance of inventory, payment of taxes, maintenance of insurance, dispositions of property, business combinations or acquisitions and incurrence of additional indebtedness, among other customary covenants. As the Company had no borrowings under the line of credit as of December 31, 2024, the Company was in compliance with the covenants of this agreement.

Debt Issuance Costs

For the years ended December 31, 2024 and 2023, the Company incurred debt issuance costs of approximately $52,000 and $75,000, respectively, in connection with this line of credit arrangement and had an unamortized balance of approximately $39,000 and $68,000 as of December 31, 2024 and 2023, respectively. For the line of credit arrangement, the Company elected a policy to keep the debt issuance costs as an asset, regardless of whether an amount is drawn. The remaining unamortized deferred asset will be amortized over the remaining life of the line of credit arrangement.

Other Available Sources of Financing

In June 2023, the Company filed a new $125 million registration statement on Form S-3 with the SEC, utilizing a "shelf" registration process. Under this shelf registration process, the Company may sell securities from time to time, including up to $47.8 million pursuant to the At Market Issuance Sales Agreement, dated as of June 12, 2020, with B. Riley FBR, Inc. and Raymond James & Associates, Inc. (ATM Facility). On November 20, 2024, the Company entered into an amendment (the "Amendment") to the ATM Facility in order to (i) revise the list of sales agents under the program to include Roth Capital Partners, LLC, (ii) remove B. Riley Securities, Inc. (formerly B. Riley FBR, Inc.) as sales agent, (iii) update the provisions regarding notice accordingly, and (iv) make other conforming changes. As a result of the Amendment, Raymond James & Associates, Inc. and Roth Capital Partners , LLC will continue as the sales agents. As of December 31, 2024, approximately $47.8 million remains available under the ATM Facility. The Company's potential use of the ATM facility is subject to the satisfaction of various conditions in the ATM Facility agreement as well as market conditions. As a result, the Company's ability to rely on the ATM Facility to raise liquidity is limited.

Note 15. Joint Venture

On September 30, 2022, Asia Pacific Scientific, Inc., an indirect wholly owned subsidiary of the Company, and Hong Kong (China) Taikuk Group Ltd (Taikuk) entered into a shareholders agreement (the "Shareholders Agreement") pursuant to which Taikuk had agreed to contribute $1.0 million (the "Subscription Price") in exchange for an 11% non-voting equity interest in ChromaDex Asia Pacific Ventures Limited, a subsidiary of Asia Pacific Scientific, Inc. (the "Joint Venture" or "JV"). Additionally, the Company was to pay $1.0 million in cash to Taikuk (the "Taikuk Fee") upon the closing of the Shareholders Agreement (the "Closing"). The Company and Taikuk had mutually agreed that no exchange of funds for the Taikuk Fee and Subscription Price was necessary and, accordingly, no cash has or will exchange hands related to these provisions of the Shareholders Agreement. The articles of association of the JV were amended and restated simultaneously with the Closing.

The purpose of the JV was to commercialize Tru Niagen® and other products containing nicotinamide riboside to be developed by the Company in the ordinary course (the "Products") in Mainland China and its territories, excluding Hong Kong, Macau and Taiwan (the "Territory"). The Shareholders Agreement has an initial term of 20 years, unless earlier terminated. Under the Shareholders Agreement, the Company indirectly owned an 89% equity interest (and all of the voting interests) in the JV and had the right to elect all three directors of the JV.

Prior to being able to commercialize the Products in the Territory, the JV was to obtain all applicable regulatory approvals, including "Blue Hat" or health food registration with the Peoples Republic of China State Administration for Market Regulation for Products in the name of the Company or its designee (collectively, the "Blue Hat Registration"). Upon completion of Blue Hat Registration, the Company would make a payment of $1.0 million in cash to Taikuk (the "Blue Hat Registration Fee"). If the Blue Hat Registration was not obtained within 24 months of the Closing (which could have been extended by an additional 12 months upon mutual consent of the parties), the JV had an option to repurchase the 11% non-voting interest purchased by Taikuk for $1 (the "Right of Repurchase"). The Right of Repurchase functions as a performance vesting condition under ASC 718 and the 11% non-voting equity interest is accounted for as nonemployee share-based compensation. The equity interest would have only vested if Blue Hat Registration was achieved, at which time the minority interest would have been recorded.

On September 27, 2024, the Company sent a notification of non-extension to Taikuk providing that the Registration Period was due to expire on October 1, 2024 and that the Company did not elect to extend the Registration Period. As a result, Blue Hat Registration under the JV is no longer possible, and no amounts related to the Blue Hat Registration Fee or the 11% non-voting interest have been or will be recognized. On December 16, 2024, the Company exercised its Right of Repurchase and bought back the 11% non-voting interest from Taikuk for $1, effectively terminating the Shareholders Agreement and joint venture. As of December 31, 2024, ChromaDex Asia Pacific Ventures Limited is a wholly owned subsidiary.

Note 16. Commitments and Contingencies

Purchase obligations

The Company uses contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate supply, the Company enters into agreements with its contract manufacturers that either allow them to procure inventory based on criteria as defined by the Company or that establish the parameters defining the Company's requirements. A portion of the Company's purchase commitments arising from these agreements consist of firm, non-cancelable and unconditional purchase commitments. In certain instances, these agreements allow the Company the option to cancel, reschedule or adjust the Company's requirements based on its business needs prior to firm orders being placed.

Future minimum payments under inventory purchase obligations as of December 31, 2024 are as follows:

(In thousands)

Year	Amount
2025	$ 11,163
	$ 11,163

Royalties

The Company has various licensing agreements with leading research universities and other patent holders, pursuant to which the Company acquired patents related to certain products the Company offers to its customers. These agreements afford for royalty payments based on contractual minimums and expire at various dates ranging from 2025 through 2037, often correlated to the expiration date of each patent. In addition, the Company is required to pay a range of 1% to 5% of sales related to the licensed products under these agreements.

On November 27, 2024, ChromaDex entered into a Supplemental Agreement (the "Supplemental Agreement") with the Trustees of Dartmouth College ("Dartmouth," and together with ChromaDex, the "Parties"). The Supplemental Agreement supplements the exclusive license agreements entered into between the Parties dated July 13, 2012 (as amended and restated as of March 13, 2017 and December 29, 2020, the "2012 Agreement") and May 16, 2014 (together with the 2012 Agreement, the "Exclusive License Agreements") pursuant to which ChromaDex received an exclusive license under Dartmouth-owned U.S. patents (the "Dartmouth Patents").

Under the Supplemental Agreement, Dartmouth agreed, subject to certain conditions specified in the Supplemental Agreement and the fulfillment of ChromaDex's obligations under the Agreement, (i) to waive certain accrued but unpaid royalties, license fees, and maintenance expenses owed by ChromaDex under the Exclusive License Agreements, which totaled an aggregate of $3.5 million, and (ii) that no additional royalties, license fees, maintenance or other expenses or other payments will be assessed by Dartmouth or payable by the Company to Dartmouth for the Dartmouth Patents after the effective date of the Agreement. The waiver was contingent upon ChromaDex securing a bond (the "Appeal Bond") for the amount of the fee judgement, if any, related to the Delaware patent infringement case against Elysium Health, Inc. filed by the Company and Dartmouth relating to the Dartmouth Patents. On November 21, 2024, the Appeal Bond was secured through a letter of credit issued on behalf of the Company, which was supported by the Company's line of credit. See Note 14, *Line of Credit and Other Available Sources of Financing* for more information regarding the letter of credit issuance and its connection to the line of credit. As a result, for the year ended December 31, 2024, the Company reversed $3.5 million of previously accrued royalties, license fees, and maintenance expenses under accrued expenses in its Consolidated Balance Sheets and recorded a reduction in royalty expense, license fees, and maintenance expenses in general and administrative expenses in its Consolidated Statements of Operations. For information regarding the Delaware patent infringement case against Elysium Health, Inc. see *Legal Proceedings* below.

Excluding the reversed royalties, total royalty expense including license maintenance fees for the years ended December 31, 2024 and 2023 was approximately $1.2 million and $2.1 million, respectively.

As of December 31, 2024, future minimum royalties including license maintenance fees for the next five years are as follows:

(In thousands)

Year	Amount
2025	$ 202
2026	197
2027	176
2028	124
2029	94
	$ 793

Legal proceedings

1. Elysium Health, LLC

(A) California Action

On December 29, 2016, ChromaDex filed a complaint in the United States District Court for the Central District of California, naming Elysium Health, Inc. (together with Elysium Health, LLC, "Elysium") as defendant (Complaint). On January 25, 2017, Elysium filed an answer and counterclaims in response to the Complaint (together with the Complaint, the "California Action"). Over the course of the California Action, the parties have each filed amended pleadings several times and have each engaged in several rounds of motions to dismiss and one round of motion for judgment on the pleadings with respect to various claims. Most recently, on November 27, 2018, ChromaDex filed a fifth amended complaint that added an individual, Mark Morris, as a defendant. Elysium and Morris (Defendants) moved to dismiss on December 21, 2018. The court denied Defendants' motion on February 4, 2019. Defendants filed their answer to ChromaDex's fifth amended complaint on February 19, 2019. ChromaDex filed an answer to Elysium's restated counterclaims on March 5, 2019. Discovery closed on August 9, 2019. On August 16, 2019, the parties filed motions for partial summary judgment as to certain claims and counterclaims. On January 16, 2020, the court granted both parties' motions for summary judgment in part and denied both in part.

Following the court's January 16, 2020 order, ChromaDex's claims asserted in the California Action, among other allegations, were that (i) Elysium breached the Supply Agreement, dated June 26, 2014, by and between ChromaDex and Elysium (pTeroPure® Supply Agreement), (ii) Elysium breached the Supply Agreement, dated February 3, 2014, by and between ChromaDex and Elysium, as amended ("Niagen® Supply Agreement"), (iii) Defendants misappropriated ChromaDex trade secrets, (iv) Morris breached two confidentiality agreements, (v) Morris breached his fiduciary duty to ChromaDex, and (vi) Elysium aided and abetted Morris's breach of fiduciary duty. ChromaDex sought damages, interest, and other relief.

Elysium's claims alleged in the California Action were that (i) ChromaDex breached the Niagen® Supply Agreement, (ii) ChromaDex fraudulently induced Elysium into entering into the Trademark License and Royalty Agreement, dated February 3, 2014, by and between ChromaDex and Elysium (the "License Agreement"), (iv) ChromaDex misused its patent rights, and (v) ChromaDex was unjustly enriched by the royalties Elysium paid pursuant to the License Agreement. Elysium sought damages, restitution, a declaratory judgment, and other relief.

On November 18, 2020, the court set trial to begin on September 21, 2021. The jury trial portion of the case commenced on September 21, 2021. The jury returned a verdict on September 27, 2021. The verdict found (i) Elysium liable for breaches of the Niagen® and pTeroPure® Supply Agreements for failing to pay for purchases of the ingredients totaling approximately $3.0 million, (ii) Mark Morris liable for breach of a confidentiality agreement, requiring him to disgorge approximately $17,307, (iii) ChromaDex liable for breaching the Niagen® Supply Agreement for not issuing certain refunds or credits to Elysium in the amount of $625,000, and (iv) ChromaDex liable for fraudulent inducement of the Licensing Agreement in the amount of $250,000, along with $1,025,000 in punitive damages arising from the same counterclaim. On October 25, 2021, ChromaDex informed the court that it would request prejudgment interest on the approximately $3.0 million in damages awarded by the jury for Elysium's breaches of the Niagen® and pTeroPure® Supply Agreements. On February 10, 2022, the court denied ChromaDex Inc.'s motion for prejudgment interest.

On February 18, 2022, ChromaDex and Elysium jointly filed a notice informing the court that ChromaDex had filed in the U.S. District Court for the Southern District of New York (SDNY Court) a motion to enforce a settlement agreement between ChromaDex and Elysium. On April 22, 2022, ChromaDex and Elysium jointly filed a notice informing the court that the SDNY Court had granted ChromaDex's motion to enforce the settlement agreement. On August 22, 2022, ChromaDex filed a motion for entry of judgment pursuant to Federal Rule of Civil Procedure 54(b) on the basis that the settlement agreement was enforceable and resolved the claims and counterclaims tried to the jury in the California Action. On September 13, 2022, the court denied ChromaDex, Inc.'s motion for entry of judgment pursuant to Rule 54(b).

On September 28, 2022, ChromaDex, Inc., Elysium, and Mark Morris filed a joint stipulation requesting that the court stay the California Action pending the final resolution of ChromaDex, Inc.'s appeal in the U.S. Court of Appeals for the Federal Circuit captioned ChromaDex, Inc. v. Elysium Health, Inc., No. 2022-1116 (the "Federal Circuit Appeal"). On September 28, 2022, the court issued an order staying the California Action pending the final resolution of the Federal Circuit Appeal. The California Action remained stayed until early 2024.

On February 23, 2024, ChromaDex, Elysium, and Mark Morris filed a joint status report and stipulation requesting that the court approve a schedule for briefing concerning the judgment in the California Action. On February 26, 2024, the court approved the joint stipulation and adopted the parties' proposed briefing schedule. On April 26, 2024, ChromaDex filed its motion for entry of final judgment. On August 13, 2024, the court granted ChromaDex's motion for entry of final judgment and entered a judgment requiring Elysium to pay to ChromaDex the sum of $2,500,000. On September 11, 2024, Elysium and Mark Morris filed a notice of appeal. On September 25, 2024, ChromaDex filed a notice of conditional cross-appeal.

On September 3, 2024, ChromaDex filed with the district court a motion for attorney's fees, costs, and interest. On October 8, 2024, the court issued an order granting ChromaDex's request for interest and denying ChromaDex's request for attorney's fees and costs. In its October 8, 2024 order, the court awarded to ChromaDex pre-judgment interest in the amount of $21,768.82 and post-judgment interest accruing at the rate of 4.46 percent per annum until satisfaction of the $2,500,000 judgment. On November 7, 2024, ChromaDex filed a notice of appeal from the court's order denying ChromaDex's request for attorney's fees and costs.

On December 24, 2024, the parties reached a binding settlement agreement (the "Settlement Agreement") to resolve the California Action, including any outstanding post-judgment matters, as well as each of the above-referenced appeals pending in the U.S. Court of Appeals for the Ninth Circuit (the "Appeals"). On December 26, 2024, pursuant to the Settlement Agreement, the parties filed with the district court a joint stipulation to amend the judgment, whereby the parties requested that the court vacate the August 13, 2024 judgment and enter an amended judgment consistent with the terms of the Settlement Agreement.

On December 27, 2024, the court vacated the August 13, 2024 judgment and entered an amended judgment consistent with the terms of the parties' Settlement Agreement as stated in the parties' December 26, 2024 joint stipulation. Pursuant to the Settlement Agreement and the December 27, 2024 judgment: (i) Elysium must pay a total of $2,650,000 to ChromaDex to resolve the California Action and the Appeals (the "Settlement Payment"); (ii) the $2,650,000 Settlement Payment shall be paid in two equal installments of $1,325,000 each, the first of which was to be paid on or before December 31, 2024 (the "First Installment"), and the second of which is to be paid on or before March 31, 2025 (the "Second Installment"); (iii) if Elysium fails to timely pay either installment of the Settlement Payment, ChromaDex shall be entitled to recover from Elysium reasonable attorney's fees and interest. The December 27, 2024 judgment also provides that the district court shall retain jurisdiction of the California Action until April 30, 2025 for the purposes of enforcing the terms of the December 27, 2024 judgment and the Settlement Agreement.

On December 27, 2024, ChromaDex received from Elysium payment of the First Installment in the amount of $1,325,000, which ChromaDex recorded as a recovery of credit losses within general and administrative expense in its Consolidated Statements of Operations. On December 30, 2024, pursuant to the Settlement Agreement, the parties filed with the Ninth Circuit a stipulated motion to voluntarily dismiss the pending Appeals, and on December 31, 2024, the Ninth Circuit dismissed the Appeals.

(B) Delaware - Patent Infringement Action

On September 17, 2018, ChromaDex and Trustees of Dartmouth College filed a patent infringement complaint in the United States District Court for the District of Delaware against Elysium Health, Inc. The complaint alleges that Elysium's BASIS® dietary supplement infringes U.S. Patent Nos. 8,197,807 ('807 Patent) and 8,383,086 ('086 Patent) that comprise compositions containing isolated nicotinamide riboside held by Dartmouth and licensed exclusively to ChromaDex On October 23, 2018, Elysium filed an answer to the complaint. The answer asserts various affirmative defenses and denies that Plaintiffs are entitled to any relief.

On November 7, 2018, Elysium filed a motion to stay the patent infringement proceedings pending resolution of (1) the inter partes review of the '807 Patent and the '086 Patent before the Patent Trial and Appeal Board (PTAB) and (2) the outcome of the litigation in the California Action. ChromaDex filed an opposition brief on November 21, 2018 detailing the issues with Elysium's motion to stay. In particular, ChromaDex argued that given claim 2 of the '086 Patent was only included in the PTAB's inter partes review for procedural reasons the PTAB was unlikely to invalidate claim 2 and therefore litigation in Delaware would continue regardless. In addition, ChromaDex argued that the litigation in the California Action is unlikely to have a significant effect on the ongoing patent litigation. After the PTAB released its written decision upholding claim 2 of the '086 Patent, proving right ChromaDex's prediction, ChromaDex informed the Delaware court of the PTAB's decision on January 17, 2019. On June 19, 2019, the Delaware court granted in part and denied in part Elysium's motion, ordering that the case was stayed pending the resolution of Elysium's patent misuse counterclaim in the California Action.

On November 1, 2019, ChromaDex filed a motion to lift the stay due to changed circumstances in the California Action, among other reasons. Briefing on the motion was completed on November 22, 2019. On January 6, 2020, the Delaware court issued an oral order instructing the parties to submit a joint status report after the January 13, 2020 motions hearing in the California Action. The joint status report was submitted on January 30, 2020. On February 4, 2020, the Delaware court issued an order granting ChromaDex's motion to lift the stay and setting a scheduling conference for March 10, 2020. On March 19, 2020, the Delaware court entered a scheduling order, which, among other things, set the claim-construction hearing for December 17, 2020 and trial for the week of September 27, 2021. On April 17, 2020, ChromaDex served infringement contentions. Elysium filed a Second Amended Answer on July 10, 2020.

On April 24, 2020, ChromaDex moved for leave to amend the complaint to add Healthspan Research, LLC as a plaintiff. On May 5, 2020, Elysium filed its opposition to ChromaDex's motion for leave to amend and moved to dismiss ChromaDex for alleged lack of standing. ChromaDex filed its opposition to Elysium's motion to dismiss and reply in support of its motion to amend on May 19, 2020. Elysium filed its reply in support of its motion to dismiss on May 26, 2020. The Court held a hearing on the motion for leave to amend the complaint and Elysium's motion to dismiss on September 16, 2020. On December 15, 2020, the Court entered orders (i) granting in part and denying in part Elysium's motion to dismiss ChromaDex for alleged lack of standing; and (ii) denying ChromaDex's motion for leave to amend. ChromaDex filed a motion for reargument on December 29, 2020. Elysium filed a response to the motion for reargument on January 28, 2021. ChromaDex filed a motion for leave to file a reply on February 8, 2021. Elysium filed a response to the motion for leave to file a reply on February 12, 2021. ChromaDex filed a reply to the motion for leave to file a reply on February 19, 2021. The Court granted the motion for leave to file the reply on April 26, 2021, and denied the motion for reargument on April 27, 2021.

On July 22, 2020 the parties filed a Joint Claim Construction Chart and respective motions for claim construction. The parties filed a Joint Claim Construction Brief on November 5, 2020. The Court held a Markman hearing on claim-construction issues on December 17, 2020. The Court entered a claim-construction ruling on January 5, 2021.

Fact discovery closed on January 26, 2021. Opening expert reports were served on February 9, 2021. Responsive expert reports were served on March 9, 2021. Reply expert reports were served on March 30, 2021. Both parties filed dispositive and *Daubert* motions on April 27, 2021.

On September 21, 2021, the Court granted Elysium's motion for summary judgment that the claims of the '807 and '086 patents are invalid based on patent-ineligible subject matter. ChromaDex filed a notice of appeal on November 2, 2021. ChromaDex's opening brief was filed on February 2, 2022. Elysium's response brief was filed on April 11, 2022. ChromaDex's reply brief was filed on May 9, 2022. Oral argument occurred on December 6, 2022. On February 13, 2023, the court of appeals issued a decision affirming the district court's decision. On March 15, 2023, ChromaDex filed a petition for a panel rehearing and/or rehearing en banc. On April 10, 2023, the court of appeals invited Elysium to file a response to the petition and on April 24, 2023, Elysium filed a response to the petition. On May 10, 2023, the court of appeals denied the petition. On May 17, 2023, the court of appeals issued the mandate. On June 16, 2023, Elysium filed a bill of costs and a motion for attorneys' fees and costs. On June 30, 2023, ChromaDex filed objections to Elysium's bill of costs. On July 21, 2023, ChromaDex filed a response to Elysium's motion for attorneys' fees and costs. On July 28, 2023, ChromaDex filed an application for an extension of time to September 7, 2023 to file a petition for writ of *certiorari*. On August 1, 2023, the Supreme Court granted the requested extension. On August 14, 2023, Elysium filed a reply in support of its motion for attorneys' fees and costs. On September 7, 2023, ChromaDex filed a petition for writ of *certiorari*. On October 16, 2023, the Supreme Court denied the petition. On March 25, 2024, the Court granted Elysium's motion for attorneys' fees and costs. On April 9, 2024, the Court entered a stipulated schedule and procedure for resolving the amount of fees and costs. On May 23, 2024, Elysium filed its opening brief. On June 6, 2024, ChromaDex filed its response brief. On June 13, 2024, Elysium filed its reply brief. On August 20, 2024, the Court issued a ruling on the parties' disputes regarding the amount of fees and costs and instructed the parties to meet and confer about the next steps in light of the ruling. On October 1, 2024, the parties submitted a joint motion for entry of judgment. On October 28, 2024, the court issued its final judgement resolving the amount of fees and costs granting $9.2 million, plus judgment interest on this amount calculated at a rate of 5.02% compounded annually on any unpaid balance for the period from March 25, 2024, until ChromaDex pays the total sum owed. On December 4, 2024, ChromaDex filed an unopposed motion in the district court to approve bond and stay enforcement under Rule 62. On December 6, 2024, the Court granted the motion. On November 25, 2024, ChromaDex appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit. On February 26, 2025, ChromaDex filed its opening appeal brief. Elysium's response brief is currently due on April 7, 2025. In connection with the Court's current ruling and the Company's filed appeal, management has assessed that it is reasonably possible a contingent liability will be incurred. If the Company is successful in its appeal, no liability would be incurred. The Company believes the Court abused its discretion in granting the award. However, if the Company is not successful, the Company may be liable for the aggregate amount sought by Elysium, which, inclusive of ChromaDex's estimates for post-judgment interest through the anticipated appeal, is approximately $10.4 million. As of December 31, 2024, the Company has not recorded an accrual for this matter, as the ultimate resolution remains uncertain.

2. Contingencies

(A) In September 2019, the Company received a letter from a licensor stating that the Company owed the licensor $1.6 million plus interest for sublicense fees as a result of the Company entering into a supply agreement with a customer. After reviewing the relevant facts and circumstances, the Company believes that the Company does not owe any sublicense fees to the licensor and has corresponded with the licensor to resolve the matter. The Company does not believe that the ultimate resolution of this matter will be material to the Company's results of operations, financial condition or cash flows.

(B) On November 17, 2020, the Company received a warning letter (the Letter) from the United States Food and Drug Administration (FDA) and Federal Trade Commission (FTC). The Letter references statements issued by the Company relating to preclinical and clinical research results involving nicotinamide riboside and COVID-19. The statements were included in press releases and referenced in social media posts.

On November 18, 2020, the Company provided a response to the Letter stating that the Company disagrees with the assertion in the Letter that the Company's products are intended to mitigate, prevent, treat, diagnose or cure COVID-19 in violation of certain sections of the Federal Food, Drug, and Cosmetic Act or that they were unsubstantiated under the FTC Act, but rather accurately reflected the state of the science and the results of scientific research. Nonetheless, the Company also responded that it had deleted social media references to the studies and removed related press releases from its website.

On April 30, 2021, the Company received an additional warning letter (the Second Letter) from only the FTC. The Second Letter references the original Letter, and cites additional statements issued by the Company and certain officers and advisors of the Company relating to nicotinamide riboside and scientific studies related to COVID-19. The Second Letter asserts that such statements contain coronavirus-related prevention or treatment claims and are deceptive in violation of the Federal Trade Commission Act.

On May 4, 2021, the Company provided a response to the Second Letter stating that it had removed the social posts from its accounts identified in the Second Letter and requested that third parties remove the post from their accounts that were identified in the Second Letter. The Company stated that the press release identified in the Second Letter is appropriate and not a deceptive act or practice under applicable law. The Company affirmed its belief in the need to accurately report on the scientific results of its studies to its investors and welcomed the opportunity to discuss its research and development program with the FTC and receive guidance on future releases.

The Company does not believe that the ultimate resolution of this matter will be material to the Company's results of operations, financial condition or cash flows.

Note 17. Employee Retention Tax Credit

In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law, providing numerous tax provisions and other stimulus measures, including the Employee Retention Tax Credit (ERTC): a refundable tax credit against certain employment taxes for qualifying businesses keeping employees on their payroll during the COVID-19 pandemic. The ERTC was subsequently amended by the Taxpayer Certainty and Disaster Tax Relief Act of 2020, the Consolidated Appropriation Act of 2021, and the American Rescue Plan Act of 2021, all of which amended and extended the ERTC availability and guidelines under the CARES Act. During the third quarter of 2022, the Company evaluated its eligibility for the ERTC and is eligible to claim a refundable tax credit against the employer share of Social Security taxes equal to fifty percent (50%) of the qualified wages paid to employees between March 27, 2020 and December 31, 2020 and seventy percent (70%) of the qualified wages paid to employees between January 1, 2021 and September 30, 2021. For fiscal year 2020, qualified wages are limited to $10,000 annually per employee for a maximum allowable ERTC per employee of $5,000 annually and qualified wages are limited to $10,000 per calendar quarter in 2021 for a maximum allowable ERTC per employee of $7,000 for each calendar quarter in 2021.

The Company determined that it qualified for the ERTC in the last three quarters of 2020 and all three quarters of 2021 and filed a claim for the credit in August 2022. During the quarter ended September 30, 2022, the Company recorded an aggregate benefit of approximately $2.1 million to reflect the ERTC for all eligible quarters.

During the year ended December 31, 2023, the Company collected $0.9 million related to the ERTC. No amounts related to the ERTC were collected during the year ended December 31, 2024. As of December 31, 2024, the Company's Consolidated Balance Sheets include an ERTC benefit of $0.9 million and associated commissions payable of $0.1 million recorded within prepaid expenses and other current assets and accrued expenses, respectively.

On September 14, 2023, the IRS announced an immediate halt in processing new claims for the employee retention credit until at least the end of 2023, citing ongoing concerns about improper claims. The IRS guaranteed ongoing processing of existing claims, albeit at a reduced pace and with increased compliance scrutiny. The Company is diligently monitoring the situation to ensure continued compliance.

Note 18. Subsequent Events

Amendment to Amended and Restated Executive Employment Agreement

On February 25, 2025, the Company and Robert Fried, the Chief Executive Officer of the Company and a member of the Company's Board of Directors (the "Board"), entered into an amendment (the "Amendment") to the Amended and Restated Executive Employment Agreement, dated June 22, 2018, by and between the Company and Mr. Fried (the "Employment Agreement"). The Amendment provides that (i) effective January 1, 2025, Mr. Fried will be entitled to receive a base salary of $650,000, and (ii) commencing with fiscal year 2025, Mr. Fried's target performance bonus opportunity will be 75% of his base salary.

The foregoing summary of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached as Exhibit 10.17 to this Annual Report on Form 10-K.

Grant of Performance Stock Units

On February 25, 2025, the Board of Directors, following the recommendation of its Compensation Committee, approved the grant of 1,518,600 performance stock units ("PSUs") to the Company's Chief Executive Officer under the 2017 Equity Incentive Plan. The PSUs vest based on the achievement of specified stock price performance thresholds over a seven-year period, with vesting occurring in increments upon acheiving and maintaining target volume-weighted average prices for a minimum period. Any unvested PSUs will be forfeited at the end of the performance period, and vested shares will be subject to transfer restrictions. In the event of a Change in Control (as defined in the PSU Award Agreement) or certain termination scenarios, modified vesting terms may apply.

The foregoing summary of the PSUs does not purport to be complete and is qualified in its entirety by reference to the full text of the PSU Award Agreement, a copy of which is attached as Exhibit 10.18 to this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On October 8, 2024, Marcum LLP ("Marcum"), the Company's former independent registered public accounting firm, notified the Company of its resignation from its role as the Company's independent registered public accounting firm, effective October 31, 2024. On December 13, 2024, the Company engaged Crowe LLP as its new independent registered public accounting firm. These changes were previously disclosed in the Company's Current Reports on Form 8-K filed with the Securities and Exchange Commission on October 11, 2024 and December 16, 2024, respectively.

The disclosures in those reports include the details required by Item 304 of Regulation S-K, including the absence of any (i) disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure or (ii) or reportable events, each as defined in Item 304(a)(1)(iv) of Regulation S-K. A copy of Marcum's letter addressed to the SEC was filed as Exhibit 16.1 to the Company's Current Report on Form 8-K filed on October 11, 2024.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2024. Pursuant to Rule13a−15(e) promulgated by the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), "disclosure controls and procedures" means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the Commission is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information that we are required to disclose in the reports we file with the Commission is accumulated and communicated to our principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

Based on their evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to Section 404(c) of the Sarbanes-Oxley Act that permits the Company to provide only management's report in this annual report.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting include those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Our management, including the undersigned principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In conducting its assessment, our management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework in 2013*. Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act, that occurred during the fourth fiscal quarter of 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Disclosure Controls and Procedures

The effectiveness of our disclosure controls and procedures is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time. Because of these limitations, there can be no assurance that any system of disclosure controls and procedures, no matter how well conceived, will be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management.

Inherent Limitations on Internal Control

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations, including the possibility of human error and circumvention by collusion or overriding of control. Accordingly, even an effective internal control system may not prevent or detect material misstatements on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, our internal control over financial reporting is designed to provide reasonable assurance of achieving their objectives.

Item 9B. Other Information

During the quarter ended December 31, 2024, no director or officer, as defined in Rule 16a-1(f), adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408.

Item 9C. Disclosures regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this item will be contained in the Proxy Statement as follows:

- The information relating to our executive officers is to be included in the section entitled "Information about our Executive Officers,"
- The information relating to our directors and nominees for director is to be included in the section entitled "Election of Directors" and "Information Regarding the Board of Directors and Corporate Governance,"
- The information relating to our audit committee and audit committee financial expert is to be included in the section "Information Regarding the Board of Directors and Corporate Governance," and
- The information relating to our insider trading policies and procedures required by Item 408(b) of Regulation S-K is to be included in the section "Our Insider Trading Policy", and
- If required, the information regarding compliance with Section 16(a) of the Exchange Act is to be included in the section entitled "Delinquent Section 16(a) Reports."

Such information will be included in the Proxy Statement and is incorporated herein by reference.

We have adopted a written Code of Business Conduct and Ethics (Code of Conduct) that applies to all officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Conduct is available on our website at www.chromadex.com. If we make any substantive amendments to the Code of Conduct or grant any waiver from a provision of the Code of Conduct to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website in lieu of filing such waiver or amendment in a Current Report on Form 8-K.

Item 11. Executive Compensation

Information required by this item will be contained in the Proxy Statement under the caption "Executive Officers and Management Compensation" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item will be contained in the Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item will be contained in the Proxy Statement under the caption "Certain Relationships and Related Transactions" and "Information Regarding the Board of Directors and Corporate Governance" and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Marcum LLP served as our independent registered public accounting firm from January 1, 2024 to October 31, 2024. Effective December 13, 2024, Crowe LLP, Audit Firm ID: 173, is our independent registered public accounting firm.

The information required by this item is to be included in our Proxy Statement under the caption "Ratification of the Appointment of Independent Registered Public Accounting Firm" and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements

Reference is made to Item 8 of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules

All schedules have been omitted because they are not required or because the required information is given in the Financial Statements or Notes thereto set forth under Part II, Item 8 of this Annual Report on Form 10-K.

(a)(3) List of Exhibits

INDEX TO EXHIBITS

| Exhibit No. | Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
		Form	File Number	Exhibit	Filing Date	
2.1	Agreement and Plan of Merger, dated as of May 21, 2008, among Cody, CDI Acquisition, Inc. and ChromaDex, Inc. as amended on June 10, 2008	8-K	333-140056	2.1	6/24/2008	
3.1	Amended and Restated Certificate of Incorporation of the Registrant	10-K	001-37752	3.1	3/15/2018	
3.2	Certificate of Amendment to the Certificate of Incorporation of the Registrant	8-K	001-37752	3.1	4/12/2016	

Exhibit No.	Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File Number	Exhibit	Filing Date	
3.3	Amended and Restated Bylaws of the Registrant	8-K	001-37752	3.1	3/17/2023	
4.1	Form of Stock Certificate representing shares of the Registrant's Common Stock effective as of December 10, 2018	10-K	001-37752	4.5	3/7/2019	
4.2	Description of Common Stock of the Registrant	10-K	001-37752	4.6	3/10/2020	
4.3	Registration Rights Agreement, dated as of May 9, 2019, by and among the Registrant and the parties thereto	8-K	001-37752	99.2	5/10/2019	
4.4	Registration Rights Agreement, dated as of August 15, 2019, by and among the Registrant and the parties thereto	8-K	001-37752	99.1	8/15/2019	
4.5	Registration Rights Agreement, dated as of April 27, 2020, by and among the Registrant and the parties thereto	8-K	001-37752	99.2	4/29/2020	
4.6	Registration Rights Agreement, dated as of September 30, 2022, by and among the Registrant and the parties thereto	8-K	001-37752	10.3	10/3/2022	
10.1	Second Amended and Restated 2007 Equity Incentive Plan effective March 13, 2007, as amended May 20, 2010 (1)+	DEF 14A	000-53290	Append ix B	5/4/2010	
10.2	Form of Stock Option Agreement under the ChromaDex, Inc. Second Amended and Restated 2007 Equity Incentive Plan(1)+	8-K	333-140056	10.3	6/24/2008	
10.3	Form of Restricted Stock Purchase Agreement under the ChromaDex, Inc. 2007 Equity Incentive Plan(1)+	8-K	333-140056	10.4	6/24/2008	
10.4	ChromaDex Corporation 2017 Equity Incentive Plan, as amended +	8-K	001-37752	10.1	6/20/2023	
10.5	Amended and Restated Employment Agreement dated April 19, 2010, by and between Frank L. Jaksch, Jr. and ChromaDex, Inc. (1)+	8-K	000-53290	10.1	4/22/2010	
10.6	Amendment, dated June 22, 2018, to the Amended and Restated Employment Agreement, by and between Frank L. Jaksch Jr. and ChromaDex, Inc. +	8-K	001-37752	10.2	6/28/2018	
10.7	Waiver of bonus compensation agreement dated February 13, 2023, by and between Frank L. Jaksch Jr. and ChromaDex, Inc. +	10-K	001-37752	10.6	3/8/2023	
10.8	Restated and Amended License Agreement, effective as of June 3, 2015 between the University of Mississippi and ChromaDex, Inc.*	10-Q	000-53290	10.2	8/13/2015	
10.9	License Agreement, effective as of October 15, 2014 between University of Mississippi and ChromaDex, Inc.*	10-K	000-53290	10.40	3/19/2015	
10.10	First Amendment to Exclusive License Agreement, effective as of July 6, 2015, between University of Mississippi and ChromaDex, Inc.	10-Q	001-37752	10.7	11/10/2016	
10.11	Lease Agreement, made as of April 14, 2016, by and between Longmont Diagonal Investments LLC and ChromaDex Analytics, Inc.	8-K	000-53290	10.1	4/20/2016	
10.12	First Amendment to Lease Agreement, dated August 3, 2020, by and between ChromaDex Analytics, Inc. and 62 1625-1751 S. Fordham LLC and 64 1625-1751 S. Fordham LLC	10-Q	001-37752	10.8	11/4/2020	
10.13	Form of Indemnity Agreement, between the Registrant and each of its existing directors and executive officers +	8-K	001-37752	10.1	12/16/2016	
10.14	Amended and Restated Non-Employee Director Compensation Policy +	10-Q	001-37752	10.4	8/9/2018	

Exhibit No.	Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File Number	Exhibit	Filing Date	
10.15	Form of Restricted Stock Award Agreement for Robert Fried +	10-Q	001-37752	10.3	5/11/2017	
10.16	Amended and Restated Executive Employment Agreement, dated June 22, 2018, by and between Robert Fried and the Registrant +	8-K	001-37752	10.1	6/28/2018	
10.17	Amendment to Amended and Restated Executive Employment Agreement, dated February 25, 2025, by and between Robert Fried and the Registrant	8-K	001-37752	10.1	2/27/2025	
10.18	Performance Stock Unit Award Agreement, dated February 25, 2025, by and between Robert Fried and the Registrant	8-K	001-37752	10.2	2/27/2025	
10.19	Lease, dated July 6, 2017, by and between 10900 WILSHIRE L.L.C and ChromaDex, Inc.	10-K	001-37752	10.50	3/7/2019	
10.20	First Amendment to Lease, dated February 7, 2018, by and between 10900 WILSHIRE L.L.C and ChromaDex, Inc.	10-K	001-37752	10.51	3/7/2019	
10.21	Second Amendment to Lease, dated June 30, 2018, by and between 10900 WILSHIRE L.L.C and ChromaDex, Inc.	10-K	001-37752	10.52	3/7/2019	
10.22	Third Amendment to Lease, dated November 9, 2018, by and between 10900 WILSHIRE L.L.C and ChromaDex, Inc.	10-K	001-37752	10.53	3/7/2019	
10.23	Fourth Amendment to Lease, dated December 20, 2018, by and between 10900 WILSHIRE L.L.C and ChromaDex, Inc.	10-K	001-37752	10.24	3/6/2024	
10.24	Fifth Amendment to Lease, dated May 21, 2021, by and between 10900 WILSHIRE L.L.C and ChromaDex, Inc.	10-Q	001-37752	10.1	8/3/2021	
10.25	Sixth Amendment to Lease, dated October 11, 2023, by and between 10900 WILSHIRE L.L.C and ChromaDex, Inc.	10-Q	001-37752	10.1	11/8/2023	
10.26	Securities Purchase Agreement dated April 26, 2017, by and among the Company and the Purchasers	8-K	001-37752	99.1	4/27/2017	
10.27	Amended and Restated Supply Agreement, dated October 10, 2022, by and between the Company, Nestec Ltd. and NHSc **	10-Q	001-37752	10.6	11/2/2022	
10.28	First Amendment to the Amended and Restated Supply Agreement, dated August 16, 2023, by and between the Company, Nestec Ltd. and NHSc **	10-Q	001-37752	10.2	11/8/2023	
10.29	At Market Issuance Sales Agreement, dated as of June 12, 2020, by and among ChromaDex Corporation, B. Riley FBR, Inc. and Raymond James & Associates, Inc.	S-3	333-237144	1.2	6/12/2020	
10.30	Amendment No. 1, dated November 20, 2024, to the At Market Issuance Sale Agreement, dated June 12, 2020	8-K	001-37752	1.1	11/21/2024	
10.31	Business Financing Agreement, dated November 12, 2019, by and between ChromaDex Corporation and Western Alliance Bank	10-K	001-37752	10.45	3/10/2020	
10.32	First Modification to Business Financing Agreement dated October 7, 2020, by and between ChromaDex Corporation and Western Alliance Bank	10-K	001-37752	10.43	3/12/2021	
10.33	Second Modification to Business Financing Agreement dated November 10, 2021, by and between ChromaDex Corporation and Western Alliance Bank	10-K	001-37752	10.42	3/14/2022	

Exhibit No.	Description	Form	File Number	Exhibit	Filing Date	Filed or Furnished Herewith
			Incorporated by Reference			
10.34	Consent to Business Financing Agreement, dated January 14, 2021, by and among Western Alliance Bank and ChromaDex Corporation	10-Q	001-37752	10.4	5/6/2021	
10.35	Third Modification to Business Financing Agreement dated December 11, 2021 by and among Western Alliance Bank, ChromaDex Corporation, ChromaDex, Inc. and ChromaDex Analytics, Inc.	8-K	001-37752	10.1	12/14/2021	
10.36	Fourth Modification to Business Financing Agreement dated November 9, 2023 by and among Western Alliance Bank, ChromaDex Corporation, ChromaDex Inc. and ChromaDex Analytics, Inc.	8-K	001-37752	10.1	12/13/2023	
10.37	Fifth Modification to Business Financing Agreement dated December 8, 2023 by and among Western Alliance Bank, ChromaDex Corporation, ChromaDex Inc. and ChromaDex Analytics, Inc.	8-K	001-37752	10.2	12/13/2023	
10.38	Sixth Modification to Business Financing Agreement dated November 18, 2024 by and among Western Alliance Bank, ChromaDex Corporation, ChromaDex Inc. and ChromaDex Analytics, Inc.					X
10.39	Manufacturing and Supply Agreement, dated as of January 1, 2016, by and between ChromaDex, Inc. and W.R. Grace & Co.-Conn. **	10-Q	001-37752	10.1	11/4/2020	
10.40	First Amendment to Manufacturing and Supply Agreement, dated as of February 27, 2017, by and between ChromaDex, Inc. and W.R. Grace & Co.-Conn. **	10-Q	001-37752	10.2	11/4/2020	
10.41	Second Amendment to Manufacturing and Supply Agreement, dated as of January 1, 2018, by and between ChromaDex, Inc. and W.R. Grace & Co.-Conn. **	10-Q	001-37752	10.3	11/4/2020	
10.42	Third Amendment to Manufacturing and Supply Agreement, dated as of January 1, 2019, by and between ChromaDex, Inc. and W.R. Grace & Co.-Conn. **	10-Q	001-37752	10.4	11/4/2020	
10.43	Fourth Amendment to Manufacturing and Supply Agreement, dated as of April 15, 2019, by and between ChromaDex Inc. and W.R. Grace & Co.-Conn. **	10-Q	001-37752	10.5	11/4/2020	
10.44	Fifth Amendment to Manufacturing and Supply Agreement, dated as of January 1, 2020, by and between ChromaDex Inc. and W.R. Grace & Co.-Conn. **	10-Q	001-37752	10.6	11/4/2020	
10.45	Sixth Amendment to Manufacturing and Supply Agreement, dated as of September 17, 2020, by and between ChromaDex Inc. and W.R. Grace & Co.-Conn. **	10-Q	001-37752	10.7	11/4/2020	
10.46	Seventh Amendment to Manufacturing and Supply Agreement, dated as of August 2, 2021, by and between ChromaDex Inc. and W.R. Grace & Co.-Conn. **	10-Q	001-37752	10.3	8/3/2021	
10.47	Eighth Amendment to Manufacturing and Supply Agreement, dated as of December 14, 2022, by and between ChromaDex Inc. and W.R. Grace & Co.-Conn.**	10-K	001-37752	10.50	3/8/2023	
10.48	Ninth Amendment to Manufacturing and Supply Agreement, dated as of November 2, 2023, by and between ChromaDex Inc. and W.R. Grace & Co.-Conn.**	10-Q	001-37752	10.3	11/8/2023	

Exhibit No.	Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File Number	Exhibit	Filing Date	
10.49	Tenth Amendment to Manufacturing and Supply Agreement, dated as of January 1, 2025, by and between ChromaDex Inc. and W.R. Grace & Co.-Conn.**	10-Q	001-37752	10.2	10/31/2024	
10.50	Exclusive License Agreement, dated September 8, 2011, by and between ChromaDex, Inc. and The Regents of the University of California **	10-Q	001-37752	10.1	11/3/2021	
10.51	Flight Phase I Owner, LLC and ChromaDex Corporation	10-K	001-37752	10.59	3/14/2022	
10.52	First Amendment to the Joint Ownership Management Agreement, effective March 9, 2022, between Queen's University of Belfast and ChromaDex, Inc.	10-Q	001-37752	10.5	5/12/2022	
10.53	Joint Ownership Management Agreement, effective October 9, 2015, between Queen's University of Belfast and ChromaDex, Inc.	10-Q	001-37752	10.6	5/12/2022	
10.54	Securities Purchase Agreement, dated September 30, 2022, by and among the Company and the Purchasers	8-K	001-37752	10.2	10/3/2022	
10.55	Securities Purchase Agreement, dated as of October 10, 2022, by and between the Company and the Purchaser *	8-K	001-37752	10.1	10/11/2022	
10.56	Executive Employment Agreement, dated January 1, 2023, by and between Brianna Gerber and the Registrant +	8-K	001-37752	10.1	1/5/2023	
10.57	Letter Agreement and Consulting Agreement, dated as of June 25, 2024, by and between the Company and Brianna Gerber	8-K	001-37752	10.1	6/25/2024	
10.58	Amended and Restated Incentive Compensation Recoupment Policy +	10-K	001-37752	10.60	3/6/2024	
10.59	Offer Letter, dated September 10, 2024, by and between Ozan Pamir and ChromaDex, Inc. +	8-K	001-37752	10.1	9/20/2024	
10.60	Offer Letter, dated June 27, 2024, by and between Carlos Lopez and ChromaDex, Inc. +					X
16.1	Letter from Marcum LLP, dated as of October 11, 2024, addressed to the Securities and Exchange Commission	8-K	001-37752	16.1	10/11/2024	
19.1	Insider Trading Policy					X
21.1	Subsidiaries of ChromaDex Corporation					X
23.1	Consent of Crowe, LLP, Independent Registered Public Accounting Firm					X
23.2	Consent of Marcum, LLP, Independent Registered Public Accounting Firm					
24.1	Power of Attorney (included on the signature page of this Annual Report on Form 10-K)					X
31.1	Certification of the Chief Executive Officer pursuant to §240.13a-14 or §240.15d-14 of the Securities Exchange Act of 1934, as amended					X
31.2	Certification of the Chief Financial Officer pursuant to §240.13a-14 or §240.15d-14 of the Securities Exchange Act of 1934, as amended					X
32.1	Certification pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)					X
97.1	Dodd-Frank Clawback Policy +	10-K	001-37752	97.1	3/6/2024	

| Exhibit No. | Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
		Form	File Number	Exhibit	Filing Date	
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					
101.SCH	Inline XBRL Taxonomy Extension Schema Document					
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					
104	Cover Page Interactive Data File - formatted in Inline XBRL and included in Exhibit 101					

(1) Plan and related Forms were assumed by ChromaDex Corporation pursuant to Agreement and Plan of Merger, dated as of May 21, 2008, among ChromaDex Corporation (formerly Cody Resources, Inc.), CDI Acquisition, Inc. and ChromaDex, Inc.

(2) Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. ChromaDex Corporation undertakes to furnish supplemental copies of any of the omitted schedules upon request by the Securities and Exchange Commission; provided, however, that ChromaDex Corporation may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule so furnished.

+   Indicates management contract or compensatory plan or arrangement.

*   This Exhibit has been granted confidential treatment and has been filed separately with the Commission. The confidential portions of this Exhibit have been omitted and are marked by an asterisk.

**   Certain portions of this exhibit are omitted because they are both not material and are the type that the Registrant treats as private or confidential.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


CHROMADEX CORPORATION

By: /s/ ROBERT FRIED

Robert Fried
Chief Executive Officer


Date: March 4, 2025

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Fried and Ozan Pamir, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT FRIED Robert Fried	Chief Executive Officer and Director *(Principal Executive Officer)*	March 4, 2025
/s/ OZAN PAMIR Ozan Pamir	Chief Financial Officer *(Principal Financial and Accounting Officer)*	March 4, 2025
/s/ FRANK JAKSCH JR. Frank Jaksch Jr.	Chairman of the Board and Director	March 4, 2025
/s/ STEVEN RUBIN Steven Rubin	Director	March 4, 2025
/s/ WENDY YU Wendy Yu	Director	March 4, 2025
/s/ GARY NG Gary Ng	Director	March 4, 2025
/s/ ANN COHEN Ann Cohen	Director	March 4, 2025
/s/ KRISTIN PATRICK Kristin Patrick	Director	March 4, 2025
/s/ HAMED SHAHBAZI Hamed Shahbazi	Director	March 4, 2025

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